December 19, 2025

Dear Stockholders,

As I depart as Interim Chief Executive Officer of PriceSmart and David assumes the responsibilities as Chief Executive Officer, I want to offer some reflections on the past three years during which I was our Company’s senior executive officer and also provide some thoughts about David’s unique capabilities to move our Company forward.

Beginning with a comparison of fiscal year 2023 results with fiscal year 2025, the year we just concluded, PriceSmart now has 56 locations compared with 51 at the end of fiscal year 2023. Sales have increased from $4.3 billion to $5.2 billion, and net income has increased from $109.2 million ($3.51 per share) to $147.9 million ($4.82 per share). Stockholders’ equity has risen from $1.1 billion to $1.2 billion, and PriceSmart stock price has increased from $79.48 at the end of fiscal year 2023 to $107.26 at the end of fiscal year 2025.

A fundamental philosophy that guides our Company is the belief in a seamless connection between operating a financially successful business and doing good. Our financial results are readily visible as we report quarterly financial results. The good we are doing is not as transparent, but here are some examples:

PriceSmart has over 12,000 employees, more than 90% of whom live and work in non-U.S. PriceSmart countries in Latin America and the Caribbean. We pay all of our employees well and provide benefits to all of our employees, including healthcare and retirement. As a result of our commitment to our employees, they are committed to us, as evidenced by our low turnover rate, which is well below industry standard.

We also are strongly committed to our suppliers. We source approximately half of our merchandise from suppliers in the regions where we do business. Many of our suppliers have prospered and hired additional employees because of the business they do with PriceSmart.

PriceSmart has a unique business model. We’re a U.S. company doing business in 12 developing countries plus the U.S. Virgin Islands. Over the years, our Company has learned how to do business successfully in these countries while becoming an important part of the community in each of our countries. In partnership with my family’s foundation, Price Philanthropies Foundation, each year we provide school supplies and eyeglasses to thousands of public school students. Our recently created PriceSmart Foundation is active with local non-governmental organizations in providing employment training for young men and women, along with providing business education to women entrepreneurs who own small businesses where PriceSmart is doing business. More recently, we have taken a leadership position in providing aid to Jamaica following the devastating hurricane that country experienced.

Looking ahead to David’s future as PriceSmart’s Chief Executive Officer, David is both excited and enthusiastic about taking PriceSmart forward. David’s leadership style combines strong people skills with his intuitive feel for our business, which is grounded in growing up with and learning from his father and grandfather, Sol Price.

David understands and is committed to the fundamental principles of our business: our commitment to our employees, and operational and logistical efficiency, smart and creative buying and innovation, all leading to lower prices for our business and retail Members. What David adds to our proven formula is his desire to embrace and strengthen technology’s role at PriceSmart, expand our business more aggressively, as evidenced by our recent announcement of expansion to Chile, and his dynamic leadership style.

In conclusion, I want to express my appreciation for the privilege of helping guide our Company. To my colleagues at PriceSmart, thank you for all you do.

Sincerely,

Robert E. Price

PRICESMART, INC.
ANNUAL REPORT ON FORM 10-K FOR
THE FISCAL YEAR ENDED AUGUST 31, 2025

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Selected Financial Data
The selected consolidated financial data presented below is derived from the Company's consolidated financial statements and accompanying notes. This selected financial data should be read in conjunction with “Management's Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and accompanying notes thereto included elsewhere in this report.

	SELECTED FINANCIAL DATA

	Years Ended August 31,
	2025	2024	2023	2022	2021
	(in thousands, except income per common share)
OPERATING RESULTS DATA:
Net merchandise sales	$5,151,120	$4,783,119	$4,300,706	$3,944,817	$3,465,442
Export sales	15,235	39,438	31,741	45,217	41,520
Membership income	85,573	75,240	66,048	60,887	56,030
Other revenue and income	18,166	16,101	13,347	15,172	56,879
Total revenues	5,270,094	4,913,898	4,411,842	4,066,093	3,619,871
Total cost of goods sold	4,355,722	4,066,974	3,652,511	3,384,945	2,975,338
Selling, general and administrative	678,268	622,842	552,055	511,346	484,637
Reserve for AMT settlement	—	—	7,179	—	—
Separation costs associated with Chief Executive Officer departure	—	—	7,747	—	—
Pre-opening expenses	1,127	970	1,432	1,471	849
Asset impairment and closure costs	—	—	5,658	—	—
Loss on disposal of assets	2,467	2,168	744	1,265	1,027
Operating income	232,510	220,944	184,516	167,066	158,020
Total other expense	(26,012)	(19,517)	(15,305)	(10,645)	(10,834)
Income before provision for income taxes and income (loss) of unconsolidated affiliates	206,498	201,427	169,211	156,421	147,186
Provision for income taxes	(58,617)	(62,618)	(59,951)	(51,858)	(48,969)
Income (loss) of unconsolidated affiliates	6	66	(55)	(10)	(58)
Net income	$147,887	$138,875	$109,205	$104,553	$98,159
Less: net income attributable to noncontrolling interest	—	—	—	(19)	(196)
Net income attributable to PriceSmart, Inc.	$147,887	$138,875	$109,205	$104,534	$97,963
NET INCOME ATTRIBUTABLE TO PRICESMART, INC. PER SHARE AVAILABLE FOR DISTRIBUTION:
Basic	$4.82	$4.57	$3.51	$3.38	$3.18
Diluted	$4.82	$4.57	$3.50	$3.38	$3.18
Weighted average common shares - basic	30,056	30,032	30,763	30,591	30,403
Weighted average common shares - diluted	30,063	30,032	30,786	30,600	30,403

	SELECTED FINANCIAL DATA - (Continued)

	As of August 31,
	2025	2024	2023	2022	2021
	(in thousands)
BALANCE SHEET DATA:
Cash and cash equivalents	$241,024	$125,364	$239,984	$237,710	$202,060
Short-term investments	73,186	100,165	91,081	11,160	50,233
Short-term and long-term restricted cash	44,267	10,947	12,218	13,663	13,419
Total Assets	2,269,157	2,022,694	2,005,608	1,808,400	1,705,790
Long-term debt	186,597	130,360	139,680	137,271	129,505
Total PriceSmart stockholders’ equity attributable to PriceSmart, Inc. stockholders	1,247,372	1,122,965	1,107,043	991,073	915,345
Dividends paid on common stock attributable to PriceSmart, Inc. stockholders (1)	$38,733	$66,162	$28,540	$26,559	$21,531
(1)    On February 6, 2025, April 3, 2024, February 1, 2024, February 3, 2023, February 3, 2022, and February 4, 2021, the
Company declared cash dividends on its common stock. The increase to dividends paid in fiscal year 2024 was primarily due to a one-time $1.00 per share special dividend.

Management's Discussion and Analysis of Financial Condition and Results of Operations
The following discussion and analysis should be read in conjunction with our audited consolidated financial statements and related notes thereto included elsewhere in this Annual Report on Form 10-K.
Overview
PriceSmart, headquartered in San Diego, California, owns and operates U.S.-style membership shopping warehouse clubs in Latin America and the Caribbean, selling high quality merchandise and services at low prices to our Members. We operate 56 warehouse clubs in 12 countries and one U.S. territory (ten in Colombia; nine in Costa Rica; seven each in Panama and Guatemala; five in Dominican Republic; four each in Trinidad and El Salvador; three in Honduras; two each in Nicaragua and Jamaica; and one each in Aruba, Barbados and the United States Virgin Islands). Additionally, the Company plans to open one new warehouse club in La Romana, Dominican Republic in the spring of 2026, and one warehouse club in Montego Bay and one on South Camp Road, Jamaica in the summer and fall of 2026, respectively. Once these three new clubs are open, we will operate 59 warehouse clubs in total. Additionally, we are continuing to advance our planned expansion into Chile, which we have identified as a potential market for multiple PriceSmart warehouse clubs. Our corporate headquarters, U.S. buying operations and regional distribution centers are located primarily in the United States. Our operating segments are the United States, Central America, the Caribbean and Colombia. All intercompany balances and transactions have been eliminated in consolidation.
Mission
PriceSmart's mission is to provide all Members an outstanding shopping experience with high quality, exciting merchandise and services at the lowest possible prices.
Purpose
PriceSmart's purpose is to improve the lives and businesses of our Members, our employees and our communities through the responsible delivery of the best quality goods and services at the lowest possible prices. We aim to serve as a model company, which operates profitably and provides a good return to our investors, by providing Members in emerging and developing markets with exciting, high-quality merchandise sourced from around the world and valuable services at compelling prices in safe U.S.-style clubs and through PriceSmart.com. We prioritize the well-being and safety of our Members and employees. We provide good jobs, fair wages and benefits and opportunities for advancement. We strive to treat our suppliers right and empower them when we can, including both our regional suppliers and those from around the world. We try to conduct ourselves in a socially responsible manner as we endeavor to improve the quality of the lives of our Members and their businesses, while respecting the environment and the laws of all the countries in which we operate. We also believe in facilitating philanthropic contributions to the communities in which we do business. We charge Members an annual membership fee that enables us to operate our business with lower margins than traditional retail stores. As we continue to invest in technological capabilities, we are increasing our tools to drive sales and operational efficiencies. We believe we are well positioned to blend the excitement and appeal of our brick-and-mortar business with the convenience and additional benefits of online shopping and services, while simultaneously enhancing Member experience and engagement.

Factors Affecting the Business
Overall economic trends, foreign currency exchange volatility, and other factors impacting the business
Our sales and profits vary from market to market depending on general economic factors, including GDP growth; consumer preferences; foreign currency exchange rates; political and social conditions; local demographic characteristics (such as population growth); the number of years we have operated in a particular market; and the level of retail and wholesale competition in that market. The economies of many of our markets are dependent on foreign trade, tourism, remittances from foreign workers located in the United States to individuals or family members in their home countries, and foreign direct investments. Uncertain economic conditions and slowdown in global economic growth and investment may impact the economies in our markets, causing significant declines in GDP and employment and devaluations of local currencies against the U.S. dollar.
Inflationary pressures could significantly impact product costs, and commodity price increases have and could again impact our financial results and could lead to reduced sales, fewer units sold, and/or margin pressure. For example, the COVID-19 pandemic resulted, directly or indirectly, in market and supply-chain disruptions, which increased the complexity of managing our inventory flow and business and resulted in substantial inventory markdowns on certain non-food product categories in the third quarter of fiscal year 2022. In addition, shipping and freight rates increased dramatically during that time. Similar challenges could reoccur in the future. While supply chains and transportation rates have normalized, we continue to work to hold down and/or mitigate price increases passed on to our Members while maintaining the right inventory mix to grow sales. One key factor has been our expanded network of distribution centers, which has facilitated alternative shipping routes, increased merchandise throughput, and provided flexibility to mitigate our supply chain challenges and risks more effectively.
Currency fluctuation can be one of the largest variables affecting our overall sales and profit performance because many of our markets are susceptible to foreign currency exchange rate volatility. For fiscal year 2025, some markets, especially Costa Rica, benefited from currency appreciation, which helped offset currency devaluations we experienced in some of the other countries. During fiscal year 2025, approximately 80.1% of our net merchandise sales were in currencies other than the U.S. dollar. Of those sales, 49.0% consisted of sales of products we purchased in U.S. dollars.
A devaluation of local currency reduces the value of sales and membership income that is generated in that country when translated to U.S. dollars for our consolidated results. In addition, when local currency experiences devaluation, we may elect to increase the local currency price of imported merchandise to maintain our target margins, which could impact demand for the merchandise affected by the price increase. Alternatively, we may elect not to raise prices to fully cover the impact of the devaluation, adversely affecting our margins. For example, during fiscal year 2023, the currency in Colombia devalued approximately 15%, but we selectively held pricing steady or took pricing actions to mitigate declines in demand, which negatively impacted our consolidated Total gross margin percentage. We may also modify the mix of imported versus local merchandise and/or the source of imported merchandise to mitigate the impact of currency fluctuations. Information about the effect of local currency devaluations is discussed further in “Management’s Discussion and Analysis of Financial Condition and Results of Operations - Net Merchandise Sales and Comparable Sales.”
Our wallet-share capture of total retail and wholesale sales can vary from market to market due to competition and the availability of other shopping options for our Members. Demographic characteristics within each of our markets can affect both the overall level of sales and future sales growth opportunities. Certain island markets, such as Aruba, Barbados and the U.S. Virgin Islands, offer limited upside for sales growth given their overall market size.
We continue to face the risk of political instability which may have significant effects on our business. For example, protestors set up roadblocks in Panama during October and November 2023 as a reaction to an agreement between the Panamanian government and a mining company, disrupting traffic to our clubs throughout most of the market. In the third quarter of fiscal year 2025, Panama once again experienced widespread protests and social unrest against the government. Roadblocks in Guatemala in October 2023 related to election protests also limited access to certain of our warehouse clubs. Civil unrest in Colombia in response to tax reform and austerity measures paralyzed significant portions of the country’s infrastructure during the third quarter of fiscal year 2021.
Our operations are subject to volatile weather conditions and natural disasters. In November 2020, Hurricanes Eta and Iota brought severe rainfall, winds, and flooding to a significant portion of Central America, especially Honduras, which caused significant damage to parts of that country’s infrastructure. Although our warehouse clubs were not significantly affected and we were able to manage our supply chain to keep our warehouse clubs stocked with merchandise, similar natural disasters could adversely impact our overall sales, costs and profit performance in the future.

At times we face difficulties in the shipment of, and the risks inherent in the importation of, merchandise to our warehouse clubs. One of those difficulties is possible governmental restrictions on the importation of merchandise. In late May 2023, disputes with Nicaraguan customs and tax authorities resulted in delays in the issuance of our importation clearance, and general delays in the customs inspection process. While this situation had occurred frequently prior to May 2023, we generally were able to plan around these import blockages and resume imports within a matter of days. However, this last delay in obtaining importation clearance resulted in our being unable to import merchandise into Nicaragua for several weeks in June 2023. While our tax clearances and imports have returned to a normal cadence, we could see delays of imports into Nicaragua again as well as in other jurisdictions in which we operate.
Our operations depend on shipping, trucking, ports and other elements of the supply chain that often rely on unionized labor. A work stoppage or other limitation on operations from union or other labor-related matters could occur for any number of reasons, including as a result of disputes under existing collective bargaining agreements with labor unions or in connection with negotiation of new collective bargaining agreements. For example, while it did not impact our export activities, we experienced a brief disruption to the flow of imported merchandise into our Miami distribution center operations because of the U.S. dockworkers strike in October 2024.
Current uncertainties about tariffs may have an adverse effect on our Company. The U.S. government has implemented significant tariff measures, including a baseline tariff of 10% on products from all countries and higher rates targeting specific countries. For additional information, see "Item 1A — Risk Factors — We are vulnerable to changes in the political and economic conditions such as tariffs and/or international trade wars and disruptions to remittances."
In July 2025, the United States enacted significant tax legislation commonly referred to as the One Big Beautiful Bill Act ("OBBBA"). The OBBBA makes permanent many provisions of the Tax Cuts and Jobs Act of 2017 and introduces additional changes affecting individuals and businesses. Key business-related provisions include the continuation of the 21% federal corporate income tax rate, enhancements to bonus depreciation and expensing rules, and modifications to certain international provisions, including Global Intangible Low-Taxed Income and Foreign-Derived Intangible Income deductions. The OBBBA also includes other targeted measures, including a 1% excise tax on foreign remittances.
We have reviewed the OBBBA and continue to monitor and model its potential impact on our operations and effective tax rate. Based on our current analysis of the Company's operating profile, we do not expect material effects on our 2026 fiscal year results or to our results going forward, considering our existing tax profile. Most provisions that represent substantive changes to existing law, including adjustments to international tax regimes and certain deduction limitations, are scheduled to take effect during our fiscal year 2027.
Changes in tax laws, increases in the enacted tax rates, adverse outcomes in connection with tax audits in any jurisdiction, or any change in the pronouncements relating to accounting for income taxes could have a material adverse effect on our financial condition and results of operations. In one of the countries where we operate, the government made changes several years ago in the method of computing minimum tax payments, under which the government sought to require retailers to pay taxes based on a percentage of sales if the resulting tax were greater than the tax payable based on a percentage of income (Alternative Minimum Tax or "AMT"). We, together with our tax and legal advisers, appealed these interpretations and litigated our cases in the country’s court system. Nevertheless, in fiscal year 2023, we recorded a $7.2 million charge to settle the minimum tax payment dispute. To address the inherent risk of operating in a country in which tax legislation changes can significantly impact our business because of our low-margin business model and in which our ability to successfully appeal the application of these taxes is limited, we have increased prices in this market to offset or partially offset the rise in costs to comply with the annual AMT payment. These and other challenges may persist or become more acute and could have a material adverse effect on our business and results of operations.

From time to time, we have experienced a lack of availability of U.S. dollars in certain markets (U.S. dollar illiquidity). This impedes our ability to convert local currencies obtained through merchandise sales into U.S. dollars to settle the U.S. dollar liabilities associated with our imported products or otherwise fund our operations. This illiquidity also increases our foreign exchange exposure to any devaluation of the local currency relative to the U.S. dollar. Additionally, the Company may incur significant premium costs to convert our local currencies into available tradable currencies and U.S. dollars. For instance, since fiscal year 2017, we have experienced this situation in Trinidad and have been unable to source a sufficient level of tradable currencies. We are working with our banks in Trinidad and government officials to convert all of our Trinidad dollars into tradable currencies. Our balance as of August 31, 2025 of Trinidad dollar denominated cash and cash equivalents and short and long-term investments measured in U.S. dollars was $59.7 million, a decrease of $40.8 million from the peak of $100.5 million as of November 30, 2020. However, as the Trinidad central bank strictly manages the exchange rate of the Trinidad dollar with the U.S. dollar and affects the level of U.S. dollar liquidity in the market through its interventions, we are subject to continued challenges in converting our Trinidad dollars to U.S. dollars, as well as being exposed to the risk of a potential devaluation of the currency. In July 2025, the Company entered into financing transactions to provide our Trinidad subsidiary with additional U.S. dollar liquidity needed to meet its operational needs and help reduce the shortfall in U.S. dollar sourcing due to continued illiquid foreign exchange conditions in that market. Refer to Part II. “Item 8. Financial Statements and Supplementary Data: Notes to Consolidated Financial Statements, Note 11 - Debt” for additional information.
While we are currently able to source substantially all the U.S. dollars that we need in Honduras, we faced similar U.S. dollar liquidity challenges in Honduras during fiscal year 2023 through much of fiscal year 2025 and the Central bank still has strict controls there on the availability of U.S. dollars.
Financial highlights for the fourth quarter of fiscal year 2025 included:
•Total revenues increased 8.6% over the comparable prior year period.
•Net merchandise sales increased 9.2% over the comparable prior year period. We ended the quarter with 56 warehouse clubs compared to 54 warehouse clubs at the end of the fourth quarter of fiscal year 2024. Net merchandise sales - constant currency increased 9.1% over the comparable prior year period.
•Comparable net merchandise sales (that is, sales in the 54 warehouse clubs that have been open for greater than 13 ½ calendar months) and comparable net merchandise sales - constant currency for the 13 weeks ended August 31, 2025 increased 7.5%.
•Membership income for the fourth quarter of fiscal year 2025 increased 14.9% to $22.6 million over the comparable prior year period.
•Total gross margins (net merchandise sales less associated cost of goods sold) increased 9.0% over the prior year period, and merchandise gross profits as a percent of net merchandise sales remained unchanged at 15.7% from the same period in the prior year.
•Selling, general and administrative expenses increased $16.5 million or 10.1% compared to the fourth quarter of fiscal year 2024, primarily due to investments in technology, such as the RELEX and Elera projects.
•Operating income for the fourth quarter of fiscal year 2025 was $52.8 million, an increase of 7.2%, or $3.6 million, compared to the fourth quarter of fiscal year 2024.
•We recorded a $6.4 million net loss in total other expense, net in the fourth quarter of fiscal year 2025 compared to a $7.4 million net loss in total other expense, net in the same period last year due to a decrease in other expense, net of $1.0 million primarily driven by a decrease in foreign currency conversion transaction costs.
•Our effective tax rate increased in the fourth quarter of fiscal year 2025 to 32.0% from 30.4% in the fourth quarter of fiscal year 2024 primarily due to the impact of foreign exchange transactions and reduced intercompany charges during the quarter.
•Net income for the fourth quarter of fiscal year 2025 was $31.5 million, or $1.02 per diluted share, compared to $29.1 million, or $0.94 per diluted share, for the fourth quarter of fiscal year 2024.
•Adjusted EBITDA for the fourth quarter of fiscal year 2025 was $75.5 million compared to $70.7 million in the same period last year.

Financial highlights for fiscal year 2025 included:
•Total revenues increased 7.2% over the prior year.
•Net merchandise sales increased 7.7% over the prior year. We ended the year with 56 warehouse clubs compared to 54 warehouse clubs at the end of fiscal year 2024. Net merchandise sales - constant currency increased 8.5% over the prior year.
•Comparable net merchandise sales (that is, sales in the 54 warehouse clubs that have been open for greater than 13 ½ calendar months) for the 52 weeks ended August 31, 2025 increased 6.7%. Comparable net merchandise sales - constant currency for the 52 weeks ended August 31, 2025 increased 7.5%.
•Membership income increased 13.7% to $85.6 million.
•Total gross margins (net merchandise sales less associated cost of goods sold) increased 7.4% over the prior year, and merchandise gross profits as a percent of net merchandise sales decreased to 15.7% from 15.8% compared to the prior year.
•Selling, general and administrative expenses increased $55.9 million, or 8.9%, in fiscal year 2025 compared to fiscal year 2024, primarily due to investments in technology, such as the RELEX and Elera projects.
•Operating income was $232.5 million in fiscal year 2025, an increase of 5.2%, or $11.6 million, compared to fiscal year 2024.
•We recorded a $26.0 million net loss in total other expense, net in fiscal year 2025 compared to a $19.5 million net loss in total other expense, net in the prior year due to an increase in unrealized losses in value of U.S. dollar-denominated monetary assets and liabilities in several of our markets.
•The effective tax rate for fiscal year 2025 was 28.4% as compared to the effective tax rate for fiscal year 2024 of 31.1%. The decrease is primarily related to the implementation of certain tax optimization initiatives at the beginning of fiscal year 2025.
•Net income for fiscal year 2025 was $147.9 million, or $4.82 per diluted share, compared to $138.9 million, or $4.57 per diluted share, for fiscal year 2024.
•Adjusted EBITDA for fiscal year 2025 was $320.7 million compared to $303.6 million in the prior year.
Non - GAAP (Generally Accepted Accounting Principles) Financial Measures
The accompanying Consolidated Financial Statements, including the related notes, are presented in accordance with U.S. GAAP (Generally Accepted Accounting Principles). In addition to relevant GAAP measures, we also provide non-GAAP measures including adjusted EBITDA, net merchandise sales - constant currency and comparable net merchandise sales - constant currency because management believes these metrics are useful to investors and analysts by excluding items that we do not believe are indicative of our core operating performance. These measures are customary for our industry and commonly used by competitors. However, these non-GAAP financial measures should not be reviewed in isolation or considered as an alternative to any other performance measure derived in accordance with GAAP and may not be comparable to similarly titled measures used by other companies in our industry or across different industries.

Adjusted EBITDA
Adjusted EBITDA is defined as net income before interest expense, provision for income taxes and depreciation and amortization, adjusted for the impact of certain other items, including interest income and; other income (expense), net. The following is a reconciliation of our Net income to Adjusted EBITDA for the periods presented:

	Three Months Ended		Years Ended
(Amounts in thousands)	August 31, 2025	August 31, 2024	August 31, 2025	August 31, 2024
Net income as reported	$31,541	$29,068	$147,887	$138,875
Adjustments:
Interest expense	3,520	3,271	11,515	12,959
Provision for income taxes	14,820	12,723	58,617	62,618
Depreciation and amortization	22,775	21,497	88,161	82,611
Interest income	(2,698)	(2,437)	(10,139)	(11,049)
Other expense, net (1)	5,586	6,563	24,636	17,607
Adjusted EBITDA	$75,544	$70,685	$320,677	$303,621
(1)    Primarily consists of transaction costs of converting the local currencies into available tradable currencies in some of our countries with liquidity issues and foreign currency losses or gains due to the revaluation of monetary assets and liabilities (primarily U.S. dollars) for the three and twelve months ended August 31, 2025 and August 31, 2024.
Net Merchandise Sales - Constant Currency
As a multinational enterprise, we are exposed to changes in foreign currency exchange rates. The translation of the operations of our foreign-based entities from their local currencies into U.S. dollars is sensitive to changes in foreign currency exchange rates and can have a significant impact on our reported financial results. We believe that constant currency is a useful measure, indicating the actual growth of our operations. When we use the term "net merchandise sales - constant currency," it means that we have translated current year net merchandise sales at prior year monthly average exchange rates. Net merchandise sales - constant currency results exclude the effects of foreign currency translation. Similarly, when we use the term "comparable net merchandise sales - constant currency," it means that we have translated current year comparable net merchandise sales at prior year monthly average exchange rates. Comparable net merchandise sales – constant currency results exclude the effects of foreign currency translation. Refer to “Management’s Discussion & Analysis – Net Merchandise Sales” and Refer to “Management’s Discussion & Analysis – Comparable Net Merchandise Sales” for our quantitative analysis and discussion. Reconciliations between net merchandise sales - constant currency and comparable net merchandise sales - constant currency and the most directly comparable GAAP measures are included where applicable.
Comparison of Fiscal Year 2025 to 2024
The following discussion and analysis compares the results of operations for the fiscal years ended August 31, 2025 and 2024 and should be read in conjunction with the consolidated financial statements and the accompanying notes included elsewhere in this report. For a comparison of the fiscal years ended August 31, 2024 and 2023, please see Part II. “Item 7. Management’s Discussion and Analysis of Results of Operations and Financial Condition” in the Company’s Annual Report on Form 10-K for the fiscal year ended August 31, 2024 filed with the SEC on October 30, 2024. Unless otherwise noted, all tables present U.S. dollar amounts in thousands. Certain percentages presented are calculated using actual results prior to rounding. Our operations consist of four reportable segments: Central America, the Caribbean, Colombia and the United States. The Company’s reportable segments are based on management’s organization of these locations into operating segments by general geographic location, which are used by management and the Company's chief operating decision maker in setting up management lines of responsibility, providing support services, and making operational decisions and assessments of financial performance. Segment amounts are presented after converting to U.S. dollars and consolidating eliminations. From time to time, we revise the measurement of each segment's operating income, including certain corporate overhead allocations, and other measures as determined by the information regularly reviewed by our chief operating decision maker. When we do so, the previous period amounts and balances are reclassified to conform to the current period's presentation.

Net Merchandise Sales
The following tables indicate the net merchandise sales in the reportable segments in which we operate and the percentage growth in net merchandise sales by segment during fiscal years 2025 and 2024:

	Years Ended
	August 31, 2025				August 31, 2024
	Amount	% of net sales	Increase from prior year	Change	Amount	% of net sales
Central America	$3,127,113	60.7%	$218,670	7.5%	$2,908,443	60.8%
Caribbean	1,418,914	27.6	87,557	6.6	1,331,357	27.8
Colombia	605,093	11.7	61,774	11.4	543,319	11.4
Net merchandise sales	$5,151,120	100.0%	$368,001	7.7%	$4,783,119	100.0%
Overall, net merchandise sales grew by 7.7% for fiscal year 2025 compared to fiscal year 2024, driven by a 5.9% increase in transactions and a 1.7% increase in average ticket. Transactions represent the total number of visits our Members make to our warehouse clubs resulting in a sale and the total number of PriceSmart.com transactions involving home delivery or curbside pickup via the Company`s Click & Go® service. Average ticket represents the amount our Members spend on each visit or PriceSmart.com order. We had 56 clubs in operation as of August 31, 2025 compared to 54 clubs as of August 31, 2024.
Net merchandise sales in our Central America segment increased 7.5% during fiscal year 2025. This increase had a 460 basis point (4.6%) positive impact on total net merchandise sales growth. All markets within this segment had positive net merchandise sales growth for the twelve-month period ended August 31, 2025. We opened our ninth warehouse club in Costa Rica in April 2025 and our seventh warehouse club in Guatemala in August 2025.
Net merchandise sales in our Caribbean segment increased 6.6% during fiscal year 2025. This increase had a 180 basis point (1.8%) positive impact on total net merchandise sales growth. All of our markets in this segment had positive net merchandise sales growth.
Net merchandise sales in our Colombia segment increased 11.4% during fiscal year 2025. This increase had a 130 basis point (1.3%) positive impact on total net merchandise sales growth.
The following table indicates the impact that currency exchange rates had on our net merchandise sales in dollars and the percentage impact of foreign currency exchange rate fluctuations on net merchandise sales growth. When we use the term "net merchandise sales - constant currency," it means that we have translated current year net merchandise sales at prior year monthly average exchange rates. Net merchandise sales - constant currency results exclude the effects of foreign currency translation. Impact of foreign currency is the effect of currency fluctuations on our net merchandise sales.

	Year Ended August 31, 2025
	Net Merchandise Sales	Net Merchandise Sales - Constant Currency	Impact of Foreign Currency Exchange	Net Merchandise Sales Growth	Net Merchandise Sales - Constant Currency Growth	% Impact of Foreign Currency Exchange
Central America	$3,127,113	$3,105,756	$21,357	7.5%	6.8%	0.7%
Caribbean	1,418,914	1,443,455	(24,541)	6.6	8.4	(1.8)
Colombia	605,093	638,697	(33,604)	11.4	17.6	(6.2)
Consolidated total	$5,151,120	$5,187,908	$(36,788)	7.7%	8.5%	(0.8)%
Overall, the effects of currency fluctuations within our markets had an approximately $36.8 million, or 80 basis point (0.8%), negative impact on net merchandise sales for the twelve-months ended August 31, 2025.

Currency fluctuations had a $21.4 million, or 70 basis point (0.7%), positive impact on net merchandise sales in our Central America segment for the twelve months ended August 31, 2025. These currency fluctuations contributed approximately 40 basis points (0.4%) of positive impact on total net merchandise sales for fiscal year 2025. The Costa Rican colón appreciated against the dollar when compared to the prior year and was a significant factor in the contribution to the favorable currency fluctuations in this segment.
Currency fluctuations had a $24.5 million, or 180 basis point (1.8%), negative impact on net merchandise sales in our Caribbean segment for the twelve months ended August 31, 2025. These currency fluctuations contributed approximately 50 basis points (0.5%) of negative impact on total net merchandise sales growth for the current fiscal year period. This negative impact was primarily driven by the devaluation of the Dominican Peso as compared to the prior year.
Currency fluctuations had a $33.6 million, or 620 basis point (6.2%), negative impact on net merchandise sales in our Colombia segment for the twelve months ended August 31, 2025. These currency fluctuations contributed approximately 70 basis points (0.7%) of negative impact on total net merchandise sales for the current fiscal year period.
Net Merchandise Sales by Category
The following table indicates the approximate percentage of net sales accounted for by each major category of items sold during the fiscal years ended August 31, 2025 and 2024:

	Years Ended August 31,
	2025	2024
Foods & Sundries	47%	49%
Fresh Foods	31	30
Hardlines	11	11
Softlines	6	5
Food Service and Bakery	4	4
Health Services	1	1
Net Merchandise Sales	100%	100%
The mix of sales by major category remained mostly steady year-over-year. Net sales of Foods & Sundries increased approximately 5% between fiscal year 2025 and 2024 but decreased by 2% as a percentage of net merchandise sales. Net sales of Fresh Foods increased approximately 12% between fiscal year 2025 and 2024 and increased by 1% as a percentage of net merchandise sales. Shifts in consumer preferences contributed to the changes in category mix.
Comparable Net Merchandise Sales
We report comparable net merchandise sales on a “same week” basis with 13 weeks in each quarter beginning on a Monday and ending on a Sunday. The periods are established at the beginning of the fiscal year to provide as close a match as possible to the calendar month and quarter that is used for financial reporting purposes. This approach equalizes the number of weekend days and weekdays in each period for improved sales comparison as we experience higher merchandise club sales on the weekends. Further, each of the warehouse clubs used in the calculations was open for at least 13 ½ calendar months before its results for the current period were compared with its results for the prior period. As a result, sales related to two of our clubs opened during fiscal year 2025 will not be used in the calculation of comparable sales until they have been open for at least 13 ½ months. Therefore, comparable net merchandise sales includes 54 warehouse clubs for the 52-week period ended August 31, 2025.

The following table indicates the comparable net merchandise sales in the reportable segments in which we operate and the percentage changes in net merchandise sales by segment during the 52-week periods ended August 31, 2025 and September 1, 2024 compared to the prior year:

	Fifty-Two Weeks Ended
	August 31, 2025	September 1, 2024
	% Increase in Comparable Net Merchandise Sales	% Increase in Comparable Net Merchandise Sales
Central America	5.6%	7.7%
Caribbean	7.2	6.0
Colombia	11.8	12.9
Consolidated comparable net merchandise sales	6.7%	7.7%
Comparable net merchandise sales for those warehouse clubs that were open for at least 13 ½ months for some or all of the 52-week period ended August 31, 2025 increased 6.7%.
Comparable net merchandise sales in our Central America segment increased 5.6% for the 52-week period ended August 31, 2025. All of our markets in Central America had positive comparable net merchandise sales growth. The positive comparable net merchandise sales growth for our Central America segment contributed approximately 340 basis points (3.4%) of positive impact in total comparable merchandise sales.
Comparable net merchandise sales in our Caribbean segment increased 7.2% for the 52-week period ended August 31, 2025. This increase contributed approximately 200 basis points (2.0%) of positive impact on total comparable net merchandise sales. Our Jamaica market continued its strong performance in the 52-week period, with 13.1% comparable net merchandise sales growth.
Comparable net merchandise sales in our Colombia segment increased 11.8% for the 52-week period ended August 31, 2025. This increase contributed approximately 130 basis points (1.3%) of positive impact to the increase in total comparable net merchandise sales.
When we use the term "comparable net merchandise sales - constant currency," it means that we have translated current year comparable net merchandise sales at prior year monthly average exchange rates. Comparable net merchandise sales - constant currency results exclude the effects of foreign currency translation. The following tables illustrate the comparable net merchandise sales - constant currency percentage growth and the impact that changes in foreign currency exchange rates had on our comparable merchandise sales percentage growth for the 52-week period ended August 31, 2025:

	Fifty-Two Weeks Ended August 31, 2025
	Comparable Net Merchandise Sales Growth	Comparable Net Merchandise Sales - Constant Currency Growth	% Impact of Foreign Currency Exchange
Central America	5.6%	4.9%	0.7%
Caribbean	7.2	9.0	(1.8)
Colombia	11.8	18.0	(6.2)
Consolidated comparable net merchandise sales	6.7%	7.5%	(0.8)%
Overall, the mix of currency fluctuations within our markets had 80 basis points (0.8%) of negative impact on comparable net merchandise sales for the 52-week period ended August 31, 2025.
Currency fluctuations within our Central America segment accounted for approximately 40 basis points (0.4%) of positive impact on total comparable merchandise sales for the 52-week period ended August 31, 2025. Our Costa Rica market was the main contributor as the market experienced currency appreciation when compared to the same period last year.

Currency fluctuations within our Caribbean segment accounted for approximately 50 basis points (0.5%) of negative impact on total comparable merchandise sales for the 52-week period ended August 31, 2025. Our Dominican Republic and Jamaica markets experienced currency devaluation when compared to the same period last year.
Currency fluctuations within our Colombia segment accounted for approximately 70 basis points (0.7%) of negative impact on total comparable net merchandise sales for the 52-week period ended August 31, 2025.
Membership Income
Membership income is recognized ratably over the one-year life of the membership.

	Years Ended
	August 31, 2025					August 31, 2024
	Amount	% of Total Operating Income	Increase from prior year	% Change	Membership Income % to Net Merchandise Sales	Amount	% of Total Operating Income
Membership income - Central America	$49,749		$6,315	14.5%	1.6%	$43,434
Membership income - Caribbean	22,892		3,214	16.3	1.6	19,678
Membership income - Colombia	12,932		804	6.6	2.1	12,128
Membership income - Total	$85,573	36.8%	$10,333	13.7%	1.7%	$75,240	34.1%

Number of accounts - Central America	1,122,062		62,983	5.9%		1,059,079
Number of accounts - Caribbean	506,125		23,211	4.8		482,914
Number of accounts - Colombia	381,897		30,730	8.8		351,167
Number of accounts - Total	2,010,084		116,924	6.2%		1,893,160
The number of Member accounts at the end of fiscal year 2025 was 6.2% higher than the prior year. Membership income increased 13.7% compared to the prior year.
Membership income, which is recognized ratably over the 12-month term of the membership, increased in all of our segments in the twelve months ended August 31, 2025. The consolidated increase in membership income is primarily due to the $5 increase to our membership fee which we implemented on a staggered basis in most countries during fiscal year 2024 and an increase in the platinum membership base since the prior year. In our Central America segment, membership income increased compared to fiscal year 2024, primarily attributable to the $5 increase and the opening of two new clubs. In our Colombia segment, membership income rose compared to fiscal year 2024 due to an increase in membership accounts. Similarly, in our Caribbean segment, membership income rose compared to fiscal year 2024, primarily attributable to the $5 increase to our membership fee. Additionally, all of our segments have increased their membership base since August 31, 2024.
We offer the Platinum Membership program in all locations where PriceSmart operates. The annual fee for a Platinum Membership in most markets is approximately $80, depending on the market in which the Member lives. The Platinum Membership program provides Members with a 2% rebate on most items, up to an annual maximum of $500. We record the 2% rebate as a reduction of net merchandise sales at the time of the sales transaction. Platinum Membership accounts are 17.9% of our total membership base as of August 31, 2025, an increase from 12.3% as of August 31, 2024. Platinum Members tend to have higher renewal rates than our Diamond Members. During fiscal years 2025 and 2024, we ran platinum promotional campaigns, resulting in an increase in the total number of Platinum Members.

Our trailing twelve-month renewal rate was 88.8% and 87.9% for the fiscal years ended August 31, 2025 and August 31, 2024, respectively.
Other Revenue
Other revenue primarily consists of our interest-generating portfolio from our co-branded credit cards and rental income from operating leases where the Company is the lessor.

	Years Ended
	August 31, 2025			August 31, 2024

	Amount	Increase from prior year	% Change	Amount
Miscellaneous income	$15,202	$1,518	11.1%	$13,684
Rental income	2,964	547	22.6	2,417
Other revenue	$18,166	$2,065	12.8%	$16,101
Comparison of Fiscal Year 2025 to 2024
The primary driver of the increase in other revenue for the year ended August 31, 2025 was an increase in Miscellaneous income driven primarily by an increase in interest-generating portfolio revenue due to Members having higher average outstanding balances on our co-branded credit cards compared to the prior year.

Results of Operations

	Years Ended
Results of Operations Consolidated	August 31, 2025	August 31, 2024
(Amounts in thousands, except percentages and number of warehouse clubs)
Net merchandise sales
Net merchandise sales	$5,151,120	$4,783,119
Total gross margin	$809,762	$753,629
Total gross margin percentage	15.7%	15.8%

Revenues
Total revenues	$5,270,094	$4,913,898
Percentage change from prior period	7.2%	11.4%

Comparable net merchandise sales
Total comparable net merchandise sales increase	6.7%	7.7%

Total revenue margin
Total revenue margin	$914,372	$846,924
Total revenue margin percentage	17.4%	17.2%

Selling, general and administrative
Selling, general and administrative	$681,862	$625,980
Selling, general and administrative percentage of total revenues	12.9%	12.7%

Operational data
Warehouse clubs at period end	56	54
Warehouse club sales floor square feet at period end	2,732	2,646

	Years Ended
Results of Operations Consolidated	August 31, 2025	% of Total Revenue	August 31, 2024	% of Total Revenue
Operating income by segment
Central America	$216,588	4.1%	$183,486	3.7%
Caribbean	89,036	1.7	74,875	1.5
Colombia	28,588	0.5	15,335	0.3
United States	(18,401)	(0.3)	22,306	0.5
Reconciling Items (1)	(83,301)	(1.6)	(75,058)	(1.5)
Operating income - Total	$232,510	4.4%	$220,944	4.5%
(1)The reconciling items reflect the amount eliminated upon consolidation of intersegment transactions.

The following table summarizes the selling, general and administrative expense for the periods disclosed:

	Years Ended
	August 31, 2025	% of Total Revenue	August 31, 2024	% of Total Revenue

Warehouse club and other operations	$498,409	9.5%	$466,457	9.5%
General and administrative	179,859	3.4	156,385	3.2
Pre-opening expenses	1,127	—	970	—
Loss on disposal of assets	2,467	—	2,168	—
Total Selling, general and administrative	$681,862	12.9%	$625,980	12.7%
Total gross margin is derived from our Revenue – Net merchandise sales less our Cost of goods sold – Net merchandise sales and represents our sales and cost of sales generated from the business activities of our warehouse clubs. We express our Total gross margin percentage as a percentage of our Net merchandise sales.
On a consolidated basis, total gross margin as a percent of net merchandise sales for fiscal year 2025 decreased to 15.7% compared to 15.8% for fiscal year 2024.
Total revenue margin is derived from Total revenues, which includes our Net merchandise sales, Membership income, Export sales, and Other revenue and income less our Cost of goods sold for Net merchandise sales, Export sales, and Non-merchandise revenues. We express our Total revenue margin as a percentage of Total revenues.
Total revenue margin increased to 17.4% from 17.2% for the twelve months ended August 31, 2025 compared to the prior year.
Selling, general, and administrative expenses consist of warehouse club and other operations, general and administrative expenses, preopening expenses, and loss (gain) on disposal of assets. In total, selling, general and administrative expenses increased $55.9 million compared to the prior year, and increased as a percentage of total revenues by 20 basis points (0.2%) to 12.9% of total revenues for fiscal year 2025 compared to 12.7% of total revenues for fiscal year 2024.
Warehouse club and other operations expenses remained unchanged at 9.5% of total revenues from the prior fiscal year.
General and administrative expenses increased to 3.4% of total revenues for the current year compared to 3.2% for fiscal year 2024. The 20 basis point (0.2%) increase is primarily due to investments in technology, inclusive of $3.7 million related to transformation and growth projects, such as RELEX and Elera. Additionally, the Company incurred approximately $1.6 million of one-time expenses associated with Chief Financial Officer transition costs, as well as $1.1 million related to the relocation of the San Diego corporate headquarters.
For fiscal year 2026, we estimate that general and administrative expenses will be impacted by $5.0 million for the compensation of our Chief Executive Officer.
Operating income in fiscal year 2025 increased to $232.5 million (4.4% of total revenues) compared to $220.9 million (4.5% of total revenues) for the prior year.

Interest Income
Interest income represents the earnings generated from interest-bearing assets held by PriceSmart, Inc. and our wholly owned foreign subsidiaries. These assets include investments in fixed income securities and deposits held with financial institutions. The interest income is derived from the interest payments received on these assets, which serve to enhance our overall financial returns.

	Years Ended
	August 31, 2025		August 31, 2024
	Amount	Change	Amount
Interest income	$10,139	$(910)	$11,049
Interest income decreased for the twelve-month period ended August 31, 2025 primarily due to a decrease of yields when compared to the prior year.
Interest Expense

	Years Ended
	August 31, 2025		August 31, 2024
	Amount	Change	Amount
Interest expense on loans	$9,853	$(1,691)	$11,544
Interest expense related to hedging activity	3,088	734	2,354
Less: Capitalized interest	(1,426)	(487)	(939)
Interest expense	$11,515	$(1,444)	$12,959
Interest expense reflects borrowings by PriceSmart, Inc. and our wholly owned foreign subsidiaries to finance new land acquisition and construction for new warehouse clubs and distribution centers, warehouse club expansions, the capital requirements of warehouse club and other operations, and ongoing working capital requirements.
Interest expense decreased for the twelve-month period ended August 31, 2025, primarily due to lower debt balances for a majority of the fiscal year and higher capitalized interest partially offset by higher interest expense related to hedging activities when compared to the prior year.
Other Expense, net
Other expense, net consists of currency gains or losses, as well as net benefit costs related to our defined benefit plans and other items considered to be non-operating in nature.

	Years Ended
	August 31, 2025		August 31, 2024
	Amount	Change	Amount
Other expense, net	$(24,636)	$(7,029)	$(17,607)
Monetary assets and liabilities denominated in currencies other than the functional currency of the respective entity (primarily U.S. dollars) are revalued to the functional currency using the exchange rate on the balance sheet date. These foreign exchange transaction gains/(losses) are recorded as currency gains or losses. Additionally, gains or losses from transactions denominated in currencies other than the functional currency of the respective entity also generate currency gains or losses.

For the twelve months ended August 31, 2025, the primary drivers of Other expense, net were $14.9 million of transaction costs, associated with converting the local currencies into available tradable currencies before converting them to U.S. dollars in some of our countries with foreign exchange liquidity issues. Additionally, during the twelve months ended August 31, 2025, our markets contributed $9.2 million of losses due to revaluation of monetary assets and liabilities (primarily U.S. dollars).
Provision for Income Taxes
The tables below summarize the effective tax rate for the periods reported:

	Years Ended
	August 31, 2025		August 31, 2024
	Amount	Change	Amount
Current tax expense	$62,800	$(3,901)	$66,701
Net deferred tax benefit	(4,183)	(100)	(4,083)
Provision for income taxes	$58,617	$(4,001)	$62,618
Effective tax rate	28.4%		31.1%
For fiscal year 2025, the effective tax rate was 28.4% compared to 31.1% for fiscal year 2024. The decrease in the effective rate versus the prior year was primarily attributable to the implementation of certain tax optimization initiatives at the beginning of fiscal year 2025.
Other Comprehensive Income (Loss)
Other comprehensive income (loss) for fiscal years 2025 and 2024 resulted primarily from foreign currency translation adjustments related to assets and liabilities and the translation of the statements of income related to revenue, costs and expenses of our subsidiaries whose functional currency is not the U.S. dollar. When the functional currency in our international subsidiaries is the local currency and not U.S. dollars, the assets and liabilities of such subsidiaries are translated to U.S. dollars at the exchange rate on the balance sheet date, and revenue, costs and expenses are translated at average rates of exchange in effect during the period. The corresponding translation gains and losses are recorded as a component of accumulated other comprehensive income or loss. These adjustments will not affect net income until the sale or liquidation of the underlying investment. The reported other comprehensive income or loss reflects the unrealized increase or decrease in the value in U.S. dollars of the net assets of the subsidiaries as of the date of the balance sheet, which will vary from period to period as exchange rates fluctuate.

	Years Ended
	August 31, 2025			August 31, 2024
	Amount	Change From Prior Year	% Change	Amount
Other Comprehensive Income (Loss)	$3,151	$3,749	(626.9)%	$(598)

LIQUIDITY AND CAPITAL RESOURCES
Financial Position and Cash Flow
Our operations have historically supplied us with a significant source of liquidity. We generate cash from operations primarily through net merchandise sales and membership fees. Cash used in operations generally consist of payments to our merchandise vendors, warehouse club and distribution center operating costs (including payroll, employee benefits and utilities), as well as payments for income taxes. Our cash flows provided by operating activities, supplemented with our long-term debt and short-term borrowings, have generally been sufficient to fund our operations while allowing us to invest in activities that support the long-term growth of our operations. We also have returned cash to stockholders through a semiannual dividend, a one-time special dividend in the third quarter of fiscal year 2024, and by repurchasing shares of our common stock pursuant to the stock repurchase program we commenced in the fourth quarter of fiscal year 2023 and completed in the first quarter of fiscal year 2024. We may consider funding alternatives to provide additional liquidity if necessary. Refer to Part II. “Item 8. Financial Statements and Supplementary Data: Notes to Consolidated Financial Statements, Note 11 - Debt” for additional information regarding our available short-term facilities, short-term and our long-term borrowings, and any repayments.
Repatriation of cash and cash equivalents held by foreign subsidiaries may require us to accrue and pay taxes for certain jurisdictions. If we decide to repatriate cash through the payment of a cash dividend by our foreign subsidiaries to our domestic operations, we will accrue taxes if and when appropriate.
The following table summarizes the cash and cash equivalents, including restricted cash, held by our foreign subsidiaries and domestically (in thousands):

	August 31, 2025	August 31, 2024
Amounts held by foreign subsidiaries	$222,770	$121,580
Amounts held domestically	62,521	14,731
Total cash and cash equivalents, including restricted cash	$285,291	$136,311
The following table summarizes the short-term investments held by our foreign subsidiaries and domestically (in thousands):

	August 31, 2025	August 31, 2024
Amounts held by foreign subsidiaries	$73,186	$100,165
Amounts held domestically	—	—
Total short-term investments	$73,186	$100,165
As of August 31, 2025 and August 31, 2024, there were no certificates of deposit with a maturity of over one year held by our foreign subsidiaries or domestically.

From time to time, we have experienced a lack of availability of U.S. dollars in certain markets (U.S. dollar illiquidity). This impedes our ability to convert local currencies obtained through merchandise sales into U.S. dollars to settle the U.S. dollar liabilities associated with our imported products or otherwise fund our operations. For instance, since fiscal year 2017, we have experienced this situation in Trinidad and have been unable to source a sufficient level of tradable currencies. We are working with our banks in Trinidad and government officials to convert all of our Trinidad dollars into tradable currencies. Our balance as of August 31, 2025 of Trinidad dollar denominated cash and cash equivalents and short and long-term investments measured in U.S. dollars was $59.7 million. While we are currently able to source substantially all the U.S. dollars that we need in Honduras, we faced similar U.S. dollar liquidity challenges in Honduras during fiscal year 2023 through much of fiscal year 2025 and the Central bank still has strict controls there on the availability of U.S. dollars. Refer to “Management’s Discussion & Analysis – Factors Affecting Our Business” and "Quantitative and Qualitative Disclosures about Market Risk" for quantitative analysis and discussion.
Our cash flows are summarized as follows (in thousands):

	Years Ended
	August 31, 2025	August 31, 2024	Change
Net cash provided by operating activities	$261,307	$207,589	$53,718
Net cash used in investing activities	(128,881)	(175,450)	46,569
Net cash provided by (used in) financing activities	14,198	(150,026)	164,224
Effect of exchange rates	2,356	1,996	360
Net increase (decrease) in cash, cash equivalents	$148,980	$(115,891)	$264,871
Net cash provided by operating activities totaled $261.3 million and $207.6 million for the twelve months ended August 31, 2025 and 2024, respectively. Net cash provided by operating activities increased primarily due to a net change in our various operating assets and liabilities which contributed $19.4 million. Shifts in working capital resulting from changes in our merchandise inventory and accounts payable positions contributed $17.7 million to the overall increase. The primary cause of this was a lower year-over-year increase in inventory compared to the prior year due to two additional clubs that opened in fiscal year 2025 compared to three in fiscal year 2024. Additionally, an increase in net income without non-cash items contributed $16.6 million of cash provided for the twelve months ended August 31, 2025.
Net cash used in investing activities totaled $128.9 million and $175.5 million for the twelve months ended August 31, 2025 and August 31, 2024, respectively. The $46.6 million decrease in cash used in investing activities is primarily due to a net decrease in purchases less proceeds of short-term investments of $35.4 million and a decrease in additions to property and equipment of $10.4 million. We opened two warehouse clubs during fiscal year 2025 compared to three warehouse clubs in fiscal year 2024.
Net cash provided by financing activities totaled $14.2 million and net cash used in financing activities totaled $150.0 million for the twelve months ended August 31, 2025 and 2024, respectively. The $164.2 million shift from cash used in to cash provided by financing activities is primarily the result of a $65.4 million increase in proceeds from long-term bank borrowings net of repayments of long-term bank borrowings, a $66.8 million decrease in purchases of treasury stock, and a $27.4 million decrease in cash dividend payments. During the fourth quarter of fiscal year 2025, the Company entered into loan agreements in the United States as well as its Trinidad and Guatemala subsidiaries for $92.9 million. Refer to Part II. “Item 8. Financial Statements and Supplementary Data: Notes to Consolidated Financial Statements, Note 11 - Debt” for further discussion. During the first quarter of fiscal year 2024, the Company repurchased shares of common stock under a share repurchase program. Additionally, during fiscal year 2024, the Company paid a special dividend in April 2024 in addition to the Company's annual cash dividend declared in February 2024.

The following table summarizes the dividends declared and paid during fiscal years 2025, 2024 and 2023 (amounts are per share):

		First Payment			Second Payment
Declared	Amount	Record Date	Date Paid	Amount	Record Date	Date Paid	Amount
2/3/2023	$0.92	2/16/2023	2/28/2023	$0.46	8/15/2023	8/31/2023	$0.46
2/1/2024	$1.16	2/15/2024	2/29/2024	$0.58	8/15/2024	8/30/2024	$0.58
4/3/2024	$1.00	4/19/2024	4/30/2024	$1.00	N/A	N/A	N/A
2/6/2025	$1.26	2/18/2025	2/28/2025	$0.63	8/15/2025	8/29/2025	$0.63
On February 6, 2025, the Company's Board of Directors declared an annual cash dividend in the total amount of $1.26 per share, with $0.63 per share paid on February 28, 2025 to stockholders of record as of February 18, 2025 and $0.63 per share paid on August 29, 2025 to stockholders of record as of August 15, 2025. The declaration of future dividends (ongoing or otherwise), if any, the amount of such dividends, and the establishment of record and payment dates is subject to final determination by the Board of Directors at its discretion after its review of the Company’s financial performance and anticipated capital requirements, taking into account the uncertain macroeconomic conditions on our results of operations and cash flows.
Capital Expenditures
Capital expenditures were $158.1 million for the year ended August 31, 2025, with maintenance and growth expenditures of $82.1 million and $76.0 million, respectively. Capital expenditures for fiscal year 2024 were $168.5 million, with maintenance and growth expenditures of $72.3 million and $96.2 million, respectively. In the third quarter of fiscal year 2025, we purchased land and plan to open our sixth warehouse club in the Dominican Republic, located in La Romana. Maintenance expenditures are typically for operational fixtures and equipment, building refurbishment, solar, technology and other expenses. Growth expenditures are for new clubs, purchases of previously leased clubs, investments to move existing clubs to better locations, supply chain improvements, and major remodels and expansions.
Short-Term Borrowings and Long-Term Debt
Our financing strategy is to ensure liquidity and access to capital markets while minimizing our borrowing costs. The proceeds of these borrowings were or will be used for general corporate purposes, which may include, among other things, funding for working capital, capital expenditures, acquisitions, dividends and repayment of existing debt. Refer to Part II. “Item 8. Financial Statements and Supplementary Data: Notes to Consolidated Financial Statements, Note 11 - Debt” for further discussion.
Future Lease and Other Commitments
We place a strong emphasis on managing future lease commitments related to various facilities and equipment that support our operations. Based on our current liquidity and cash flow projections, we believe we will have sufficient cash to cover future lease commitments. As of August 31, 2025, we have signed one lease agreement for a facility to be built by the lessor which has not yet commenced. Refer to Part II. "Item 8. Financial Statements and Supplementary Data: Notes to Consolidated Financial Statements, Note 9 - Commitments and Contingencies" for further discussion.
Derivatives
Please refer to Part II. “Item 8. Financial Statements and Supplementary Data: Notes to Consolidated Financial Statements, Note 13 – Derivative Instruments and Hedging Activities” for further discussion.
Off-Balance Sheet Arrangements
The Company does not have any off-balance sheet arrangements that have had, or are reasonably likely to have, a material current or future effect on its financial condition or consolidated financial statements.

Repurchase of Common Stock and Reissuance of Treasury Shares Related to Employee Stock Awards
At the vesting dates for restricted stock awards to our employees, we repurchase a portion of the shares that have vested at the prior day's closing price per share and apply the proceeds to pay the employees' tax withholding requirements, not to exceed the maximum statutory tax rate, related to the vesting of restricted stock awards. The Company expects to continue this practice going forward.
Shares of common stock repurchased by us are recorded at cost as treasury stock and result in the reduction of stockholders’ equity in our consolidated balance sheets. We may reissue these treasury shares in the future.
The following table summarizes the equity securities repurchased as part of the Company's stock-based compensation programs during fiscal years 2025, 2024 and 2023:

	Years Ended
	August 31, 2025	August 31, 2024	August 31, 2023
Shares repurchased	72,284	44,413	99,998
Cost of repurchase of shares (in thousands)	$6,710	$3,512	$7,245
We reissued 65,000 treasury shares as part of our stock-based compensation programs during fiscal year 2025, 3,000 treasury shares during fiscal year 2024 and 6,333 treasury shares during fiscal year 2023.
Share Repurchase Program
In July 2023 we announced a program authorized by our Board of Directors to repurchase up to $75 million of our common stock. We began repurchases in the fourth quarter of fiscal year 2023 and successfully completed the share repurchase program in the first quarter of fiscal year 2024. We purchased a total of approximately 1,007,000 shares of our common stock under the program. The repurchases were made on the open market pursuant to a trading plan established pursuant to Rule 10b5-1 under the Securities Exchange Act of 1934, as amended, which permitted us to repurchase common stock at a time that we might otherwise have been precluded from doing so under insider trading laws or self-imposed trading restrictions. We have no plans to continue repurchases or adopt a new repurchase plan at this time. However, the Board of Directors could choose to commence another program in the future at its discretion after its review of the Company’s financial performance and anticipated capital requirements. During fiscal year 2025, the Company did not repurchase shares under a share repurchase program.
Share repurchase activity under the Company’s repurchase programs for the periods indicated was as follows (total cost in thousands):

	Years Ended
	August 31, 2024	August 31, 2023
Number of common shares acquired	935,663	71,530
Average price per common share acquired	$74.13	$78.54
Total cost of common share acquired	$69,362	$5,618
For further information, refer to Part II. “Item 5. Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.”

Critical Accounting Estimates
The preparation of our consolidated financial statements requires that management make estimates and judgments that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Some of our accounting policies require management to make difficult and subjective judgments, often as a result of the need to make estimates of matters that are inherently uncertain. Management continues to review its accounting policies and evaluate its estimates, including those related to business acquisitions, contingencies and litigation, income taxes, value added taxes, and long-lived assets. We base our estimates on historical experience and on other assumptions that management believes to be reasonable under the present circumstances. Using different estimates could have a material impact on our financial condition and results of operations.
The accounting policies described below involve a significant degree of judgment and complexity. Accordingly, we believe these are the most critical to aid in fully understanding and evaluating our consolidated financial condition and results of operations. For further information, refer to Part II. “Item 8. Financial Statements and Supplementary Data: Notes to Consolidated Financial Statements, Note 2 - Summary of Significant Accounting Policies.”
Income Taxes
We account for income taxes using the asset and liability method. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences and carry-forwards are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is established when necessary to reduce deferred tax assets to amounts expected to be realized.
As of August 31, 2025, we evaluated our deferred tax assets and liabilities and determined that a valuation allowance was necessary for certain deferred tax asset balances, primarily because of the existence of significant negative objective evidence, such as the fact that certain subsidiaries are in a cumulative loss position for the past three years, indicating that certain net operating loss carry-forward periods are not sufficient to realize the related deferred tax assets. We also specifically considered whether foreign tax credit balances could be utilized in the foreseeable future in light of current and future U.S. tax liabilities. We have historically applied foreign tax credits, generated from taxes withheld on certain payments PriceSmart receives from our foreign subsidiaries, to reduce U.S. income tax liabilities. We expect foreign tax credits generated to exceed U.S. income tax liability for the foreseeable future. Therefore, for the twelve-month period ended August 31, 2025 and August 31, 2024, we have recorded valuation allowances of $7.0 million and $12.5 million against our foreign tax credits, respectively.
We are required to file federal and state income tax returns in the United States and income tax and various other tax returns in multiple foreign jurisdictions, each with changing tax laws, regulations and administrative positions. This requires significant judgment, the use of estimates, and the interpretation and application of complex tax laws. We record the benefits of uncertain tax positions in our financial statements only after determining it is more likely than not the uncertain tax positions would sustain challenge by taxing authorities, including resolution of related appeals or litigation processes, if any. We develop our assessment of an uncertain tax position based on the specific facts and legal arguments of each case and the associated probability of our reporting position being upheld, using internal expertise and the advice of third-party experts. However, our tax returns are subject to routine reviews by the various taxing authorities in the jurisdictions in which we file our tax returns. As part of these reviews, taxing authorities may challenge, and in some cases presently are challenging, the interpretations we have used to calculate our tax liability. In addition, any settlement with the tax authority or the outcome of any appeal or litigation process might result, and in some cases has resulted, in an outcome that is materially different from our estimated liability. When facts and circumstances change, we reassess these probabilities and record any changes in the consolidated financial statements as appropriate. Variations in the actual outcome of these cases could materially impact our consolidated financial statements.

Deferred income taxes arise from temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements, which will result in taxable or deductible amounts in the future. In evaluating our ability to recover our deferred tax assets in the jurisdiction from which they arise, we consider all available positive and negative evidence, including scheduled reversals of deferred tax liabilities, projected future taxable income, tax-planning strategies, and results of recent operations. In projecting future taxable income, we begin with historical results and incorporate assumptions about the amount of future state, federal, and foreign pretax operating income adjusted for items that do not have tax consequences. The assumptions about future taxable income require the use of significant judgment and are consistent with the plans and estimates we are using to manage the underlying businesses. In evaluating the objective evidence that historical results provide, we consider three years of cumulative operating income. There were no material changes in our uncertain income tax positions for the period ended on August 31, 2025.
Tax Receivables
We pay Value Added Tax (“VAT”) or similar taxes, income taxes, and other taxes within the normal course of our business in most of the countries in which we operate related to the procurement of merchandise and/or services we acquire and/or on sales and taxable income. VAT is a form of indirect tax applied to the value added at each stage of production (primary, manufacturing, wholesale and retail). This tax is similar to, but operates somewhat differently than, sales tax paid in the United States. We generally collect VAT from our Members upon sale of goods and services and pay VAT to our vendors upon purchase of goods and services. Periodically, we submit VAT reports to governmental agencies and reconcile the VAT paid and VAT received. The net overpaid VAT may be refunded or applied to subsequent returns, and the net underpaid VAT must be remitted to the government.
With respect to income taxes paid, if the estimated income taxes paid or withheld exceed the actual income tax due this creates an income tax receivable. In most countries where we operate, the governments have implemented additional collection procedures, such as requiring credit card processors to remit a portion of sales processed via credit and debit cards directly to the government as advance payments of VAT and/or income tax. This collection mechanism generally leaves us with net VAT and/or income tax receivables, forcing us to process significant refund claims on a recurring basis. These refund or offset processes can take anywhere from several months to several years to complete, depending on the country.
The Company's continued persistent efforts to recover the entirety of its VAT receivables resulted in significant refunds during fiscal year 2025. In one market, the Company was successful in collecting $4.8 million in cash refunds for periods extending from fiscal years 2018 to 2020. In another market, the Company received approval for an additional $4.3 million in cash refunds for periods extending from fiscal years 2019 to 2020.
Minimum tax rules, applicable in some of the countries where the Company operates, require the Company to pay taxes based on a percentage of sales if the resulting tax were greater than the tax payable based on a percentage of income (Alternative Minimum Tax or "AMT"). This can result in AMT payments substantially in excess of those the Company would expect to pay based on taxable income. As the Company believes that, in one country where it operates, it should only be ultimately liable for an income-based tax, it has accumulated income tax receivables of $10.5 million and $10.9 million and deferred tax assets of $3.9 million and $3.4 million as of August 31, 2025 and August 31, 2024, respectively, in this country.
The Company’s various outstanding VAT receivables and/or income tax receivables are based on individual procedures or appeals with their own set of facts and circumstances. The Company consults with legal and tax advisors regularly to understand the strength of its legal arguments and probability of successful outcomes in addition to its own experience handling these complex tax issues. While the rules related to refunds of income tax receivables in some of the countries where the Company operates are unclear and complex, the Company has not placed any type of allowance on the recoverability of the remaining tax receivables or deferred tax assets, because the Company believes that it is more likely than not that it will ultimately succeed in its refund requests. Similarly, we have not placed any recoverability allowances on tax receivables that arise from payments we are required to make pursuant to tax assessments that we are appealing because we believe it is more likely than not that we will ultimately prevail in the related appeals. There can be no assurance, however, that the Company will be successful in recovering all tax receivables or deferred tax assets.

Our policy for classification and presentation of VAT receivables, income tax receivables and other tax receivables is as follows:
•Short-term VAT and Income tax receivables, recorded as Prepaid expenses and other current assets: This classification is used for any countries where our subsidiary has generally demonstrated the ability to recover the VAT or income tax receivable within one year. We also classify as short-term any approved refunds or credit notes to the extent that we expect to receive the refund or use the credit notes within one year.
•Long-term VAT and Income tax receivables, recorded as Other non-current assets: This classification is used for amounts not approved for refund or credit in countries where our subsidiary has not demonstrated the ability to obtain refunds within one year and/or for amounts which are subject to outstanding disputes. An allowance is provided against VAT and income tax receivable balances in dispute when we do not expect to eventually prevail in our recovery of such balances. We do not currently have any allowances provided against VAT and income tax receivables.
Long-lived Assets
We evaluate quarterly our long-lived assets for indicators of impairment. Indicators that an asset may be impaired are:
•the asset's inability to continue to generate income from operations and positive cash flow in future periods;
•loss of legal ownership or title to the asset;
•significant changes in its strategic business objectives and utilization of the asset(s); and
•the impact of significant negative industry or economic trends.
Management's judgments are based on market and operational conditions at the time of the evaluation and can include management's best estimate of future business activity, which in turn drives estimates of future cash flows from these assets. These periodic evaluations could cause management to conclude that impairment factors exist, requiring an adjustment of these assets to their then-current fair market value. Future business conditions and/or activity could differ materially from the projections made by management causing the need for additional impairment charges. We did not record any significant impairment charges during fiscal year 2025 related to the loss of legal ownership or title to assets; significant changes in the Company's strategic business objectives or utilization of assets; or the impact of significant negative industry or economic trends. Loss on disposal of assets recorded during the years reported resulted from improvements to operations and normal preventive maintenance.
Quantitative and Qualitative Disclosures about Market Risk
We are exposed to market risk from changes in interest rates, foreign currency exchange rates and commodity price risk. These market risks arise in the normal course of business. To manage the risk arising from these exposures, we utilize interest rate swaps, cross-currency interest rate swaps, non-deliverable foreign currency forward contracts and loans denominated in foreign currencies. We do not engage in speculative trading activities.
Information about the change in the fair value of our hedges and the financial impact thereof for the twelve-month period ended August 31, 2025 is disclosed in Part II. “Item 8. Financial Statements and Supplementary Data: Notes to Consolidated Financial Statements, Note 13 - Derivative Instruments and Hedging Activities.”
Information about the movements in currency exchange rates and the related impact on the translation of the balance sheets of our subsidiaries whose functional currency is not the U.S. dollar for the twelve-month period ended August 31, 2025 is disclosed in “Item 7. Management’s Discussion & Analysis – Other Comprehensive Income (Loss).”
Each market risk sensitivity analysis presented below is based on hypothetical scenarios used to calibrate potential risk and does not represent our view of future market changes. The effect of a change in a particular assumption is calculated without adjusting any other assumption. In reality, however, a change in one factor could cause a change in another factor, which may magnify or negate other sensitivities.
Interest Rate Risk
We are exposed to changes in interest rates as a result of our short-term borrowings and long-term debt borrowings. We have mitigated a portion of our interest rate risk by managing the mix of fixed and variable rate debt and by entering into interest rate swaps to hedge interest rate risk. The notional amounts and interest payments of these swaps match the terms of the associated debt.

The table below provides information about our financial instruments that are sensitive to changes in interest rates. For debt obligations, the table represents the principal cash flows and related weighted-average interest rates by expected maturity dates. For interest rate swaps, the table represents the contractual cash flows and weighted-average interest rates by the contractual maturity date, unless otherwise noted. The notional amounts are used to calculate contractual cash flows to be exchanged under the contracts. The weighted-average variable rates are based upon prevailing market interest rates and the outstanding balances as of August 31, 2025.
Annual maturities of long-term debt and derivatives are as follows (in thousands):

	Twelve Months Ended August 31, (Amounts in thousands)
	2026	2027	2028	2029	2030	Thereafter	Total
Long-Term Debt (Unhedged):
Long-term debt with fixed interest rate	$27,207	$22,640	$25,282	$15,113	$830	$—	$91,072	(1)
Weighted-average interest rate	7.80%	7.80%	7.80%	7.30%	7.50%	—%	7.70%
Long-term debt with variable interest rate	$11,468	$30,778	$7,155	$2,821	$2,899	$40,404	$95,525
Weighted-average interest rate	5.40%	5.40%	6.10%	6.40%	6.40%	6.40%	5.90%
Total long-term debt	$38,675	$53,418	$32,437	$17,934	$3,729	$40,404	$186,597	(1)

Derivatives:
Interest Rate Swaps:
Variable to fixed interest	$1,981	$27,046	$1,044	$1,121	$1,199	$23,965	$56,356	(2)
Weighted-average pay rate	3.93%	3.67%	4.34%	4.34%	4.34%	4.23%	3.96%
Weighted-average receive rate	5.51%	6.11%	4.33%	4.33%	4.33%	4.34%	5.23%
Long-Term Debt Payments with Fixed Interest or Subject to Financial Derivatives:
Long-term debt with fixed interest rate or with variable to fixed interest rate swaps	$29,188	$49,686	$26,326	$16,234	$2,029	$23,965	$147,428
Portion of long-term debt with fixed interest rate or with variable to fixed interest rate swaps	75.5%	93.0%	81.2%	90.5%	54.4%	59.3%	79.0%
Portion of long-term debt with variable interest rates and no swaps	24.5%	7.0%	18.8%	9.5%	45.6%	40.7%	21.0%
(1)The Company has disclosed the future annual maturities of long-term debt as of August 31, 2025. These amounts include fixed rate debt obligations and derivative liabilities associated with interest rate swaps. Therefore, the total annual commitments reflects these obligations, including the effect of the interest rate swaps on the total long-term debt as disclosed on the consolidated balance sheet.
(2)The derivative obligations of the interest rate swaps are included in the Total long-term debt section of this table.
Foreign Currency Risk
We have foreign currency risks related to sales, operating expenses and financing transactions in currencies other than the U.S. dollar. As of August 31, 2025, we had a total of 56 consolidated warehouse clubs operating in 12 foreign countries and one U.S. territory, 44 of which operate under currencies other than the U.S. dollar. Approximately 49.0% of our net merchandise sales are comprised of products we purchased in U.S. dollars that were sold in countries whose currencies were other than the U.S. dollar. Approximately 80.1% of our net merchandise sales are in markets whose functional currency is other than the U.S. dollar. We may enter into additional foreign countries in the future or open additional locations in existing countries, which may increase the percentage of net merchandise sales denominated in foreign currencies.

Currency exchange rate changes either increase or decrease the cost of imported products that we purchase in U.S. dollars and price in local currency. If the local currency devalues against the U.S. dollar, we may elect to increase prices in the local currency to maintain our target margins, making these products more expensive for our Members. Currency exchange rates also affect the reported sales of the consolidated company when local currency-denominated sales are translated to U.S. dollars. In addition, we revalue all U.S. dollar denominated assets and liabilities within those markets that do not use the U.S. dollar as the functional currency. These assets and liabilities include, but are not limited to, excess cash permanently reinvested offshore and the value of items shipped from the U.S. to our foreign markets. The gain or loss associated with this revaluation, net of reserves, is recorded in Other income (expense) in the consolidated statements of income.
Foreign currencies in most of the countries where we operate have historically devalued against the U.S. dollar and are expected to continue to devalue. The following tables summarize by country, for those countries with functional currencies other than the U.S. dollar, the weakening of the countries' currency against the U.S. dollar (devaluation) or the strengthening of their currencies (revaluation):

Country	Revaluation/(Devaluation) Twelve Months Ended August 31,
	2025	2024
	% Change	% Change
Colombia	3.41%	(1.84)%
Costa Rica	2.68	3.25
Dominican Republic	(5.63)	(5.23)
Guatemala	0.88	1.81
Honduras	(5.15)	(0.62)
Jamaica	(1.76)	(2.11)
Nicaragua	—	(0.33)
Trinidad	0.09%	(0.01)%
We seek to manage foreign exchange risk by (1) adjusting prices on goods acquired in U.S. dollars on a periodic basis to maintain our target margins after taking into account changes in exchange rates; (2) obtaining local currency loans from banks within certain markets where it is economical to do so and where management believes the risk of devaluation and the level of U.S. dollar denominated liabilities warrants this action; (3) reducing the time between the acquisition of product in U.S. dollars and the settlement of that purchase in local currency; (4) maintaining a balance between assets held in local currency and in U.S. dollars; and (5) entering into cross currency interest rate swaps and forward currency derivatives. We have local-currency-denominated long-term loans in Barbados, Honduras, Guatemala, and Trinidad. Turbulence in the currency markets can have a significant impact on the value of the foreign currencies within the countries in which we operate. We report the gains or losses associated with the revaluation of these monetary assets and liabilities on our consolidated statements of income under the heading “Other income (expense), net.” Future volatility and uncertainties regarding the currencies in the countries that we operate in could have a material impact on our operations in future periods. However, there is no way to accurately forecast how currencies may trade in the future and, as a result, we cannot accurately project the impact of the change in rates on our future demand for imported products, reported sales, or financial results.
We are exposed to foreign exchange risks related to U.S. dollar-denominated and other foreign-denominated cash, cash equivalents and restricted cash, to U.S. dollar-denominated intercompany debt balances and to other U.S. dollar-denominated debt/asset balances (excluding U.S. dollar-denominated debt obligations for which we hedge a portion of the currency risk inherent in the interest and principal payments), within entities whose functional currency is not the U.S. dollar. As part of the adoption of the Accounting Standard Codification (ASC) 842 - Leases, we recorded several monetary liabilities on the consolidated balance sheet that are exposed to foreign exchange movements. These monetary liabilities arise from leases denominated in a currency that is not the functional currency of the Company’s local subsidiary. The monetary liability for these leases as of August 31, 2025 was $52.7 million. Due to the mix of foreign currency exchange rate fluctuations during fiscal year 2025, the impact to the consolidated statements of income of revaluing the monetary liabilities for these leases was immaterial.

The following table discloses the net effect on other expense, net for U.S. dollar-denominated and other foreign-denominated accounts relative to a hypothetical simultaneous currency revaluation based on balances as of August 31, 2025 (in thousands) including the lease-related monetary liabilities described above:

Overall weighted negative currency movement	Losses based on change in U.S. dollar denominated and other foreign denominated cash, cash equivalents and restricted cash balances	Gains based on change in U.S. dollar denominated inter-company balances	Gains based on change in U.S. dollar denominated other asset/liability balances	Net Loss(1)
5%	$(1,827)	$12	$839	$(976)
10%	$(3,655)	$24	$1,678	$(1,953)
20%	$(7,310)	$48	$3,355	$(3,907)
(1)Amounts are before consideration of income taxes.
Information about the financial impact of foreign currency exchange rate fluctuations for the twelve months ended August 31, 2025 is disclosed in Part II. “Item 7. Management’s Discussion and Analysis – Other Expense, net.”
Examples of where we have significant U.S. dollar net asset positions subjecting us to exchange rate losses if the local currency strengthens against the U.S. dollar are our Costa Rica, Nicaragua and Honduras subsidiaries, with balances of $87.9 million, $42.6 million, and $1.1 million, respectively, as of August 31, 2025. Examples where we have significant U.S. dollar net liability positions subjecting us to exchange rate losses if the local currency weakens against the U.S. dollar are our Guatemala, Trinidad, and Dominican Republic subsidiaries, with balances of $60.2 million, $16.0 million, and $10.2 million, respectively, as of August 31, 2025.
We are also exposed to foreign exchange risks related to local-currency-denominated cash and cash equivalents, to local-currency-denominated debt obligations, to local-currency-denominated current assets and liabilities and to local-currency-denominated long-term assets and liabilities within entities whose functional currency is not the U.S. dollar. The following table discloses the net effect on other comprehensive loss for these local currency denominated accounts relative to hypothetical simultaneous currency devaluation in all the countries listed in the table above, based on balances as of August 31, 2025:

Overall weighted negative currency movement	Other comprehensive loss on the decline in local currency denominated cash and cash equivalents and restricted cash (in thousands)	Other comprehensive gain on the decline in foreign currency denominated debt obligations (in thousands)	Other comprehensive loss on the decline in all other foreign currency denominated current assets net of current liabilities (in thousands)	Other comprehensive loss on the decline in all other foreign currency denominated long-term assets net of long-term liabilities (in thousands)
5%	$5,426	$(3,453)	$5,401	$34,628
10%	$10,852	$(6,907)	$10,802	$69,257
20%	$21,703	$(13,813)	$21,603	$138,514
In addition, we are exposed to foreign currency exchange rate fluctuations associated with our U.S. dollar-denominated debt obligations that we hedge. We hedge a portion of the currency risk inherent in the interest and principal payments associated with this debt through the use of cross-currency interest rate swaps. The terms of these swap agreements are commensurate with the underlying debt obligations. The aggregate fair value of these swaps was in a net liability position of approximately $5.4 million at August 31, 2025 and a net asset position of approximately $1.3 million at August 31, 2024. A hypothetical 10% devaluation in the currency exchange rates underlying these swaps from the market rates at August 31, 2025 would have resulted in an increase in the value of the swaps of approximately $5.2 million. Conversely, a hypothetical 10% appreciation in the currency exchange rates underlying these swaps from the market rates at August 31, 2025 would have resulted in a further decrease in the value of the swaps of approximately $4.1 million.

From time to time, we use non-deliverable forward foreign exchange contracts primarily to address exposure to U.S. dollar merchandise inventory expenditures made by our international subsidiaries whose functional currency is other than the U.S. dollar. The net increase or decrease in the fair value of these derivative instruments would be economically offset by the gains or losses on the underlying transactions.
From time to time, we have experienced a lack of availability of U.S. dollars in certain markets (U.S. dollar illiquidity). This impedes our ability to convert local currencies obtained through merchandise sales into U.S. dollars to settle the U.S. dollar liabilities associated with our imported products or otherwise fund our operations. For instance, since fiscal year 2017, we have experienced this situation in Trinidad and have been unable to source a sufficient level of tradable currencies. We are working with our banks in Trinidad and government officials to convert all of our Trinidad dollars into tradable currencies. Additionally, during fiscal year 2023, the Honduran Central Bank began limiting the availability and controlling the allocation of U.S. dollars for the conversion from Honduran lempiras to U.S. dollars. We are actively working with our banking partners and government authorities to address this situation. We have and continue to take additional actions in this respect. Refer to “Item 7. Management’s Discussion & Analysis – Factors Affecting Our Business” and “Item 7. Management’s Discussion & Analysis – Liquidity: Financial Position and Cash Flow” for our quantitative analysis and discussion.
Commodity Price Risk
The increasing price of oil and certain commodities could have a negative effect on our operating costs and sales. Higher oil prices can negatively impact the economic growth of the countries in which we operate, thereby reducing the buying power of our Members. Higher oil prices can also increase our operating costs, particularly utilities and merchandise transportation expenses. Inflationary pressures on various commodities also may impact consumer spending. We do not currently seek to hedge commodity price risk.

Report of Independent Registered Public Accounting Firm
To the Stockholders and the Board of Directors of PriceSmart, Inc.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of PriceSmart, Inc. (the Company) as of August 31, 2025 and 2024, the related consolidated statements of income, comprehensive income, equity and cash flows for each of the three years in the period ended August 31, 2025, and the related notes and financial statement schedule listed in the Index at Item 15(a) (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at August 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended August 31, 2025, in conformity with U.S. generally accepted accounting principles.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of August 31, 2025, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated October 30, 2025 expressed an unqualified opinion thereon.
Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Critical Audit Matter
The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Uncertain Tax Positions and Income Tax and VAT Receivables
Description of the Matter
As discussed in Note 2 and in Note 10 to the consolidated financial statements, the Company pays Value Added Tax (“VAT”) or similar indirect taxes, income taxes, and other taxes within the normal course of the Company’s business in the United States and numerous foreign jurisdictions. The different interpretations of sometimes complex tax regulations create uncertainty and necessitate the use of significant judgment in the determination of the Company’s income and other tax liabilities and the recoverability of both income tax and VAT receivables. As of August 31, 2025, the Company had $5.5 million accrued for potential income and other tax liabilities and had income tax and VAT receivables of $48.4 million and $35.8 million, respectively.
Auditing the recognition and measurement of the Company’s uncertain tax positions and recoverability of income tax and VAT receivables was challenging because the evaluation of the various tax positions can be complex, require significant judgment and involve international tax laws, interpretations and legal rulings which can vary significantly between the countries in which the Company has operations.

How We Addressed the Matter in Our Audit
We tested controls over the Company’s process to assess the technical merits of its uncertain tax positions and income tax and VAT receivables, including management’s process to measure the uncertain tax positions, and evaluate the recoverability of the receivables. For example, we tested controls over management’s review of the uncertain tax positions and the significant assumptions surrounding more-likely-than-not conclusions, as well as controls over management’s review of the income tax and VAT receivables and the significant assumptions surrounding the recoverability of such.
We involved our international and other tax professionals to assist in our assessment of the technical merits of certain of the Company’s tax positions and the Company’s understanding and documentation of the respective international laws and regulations related to recoverability of income tax and VAT receivables. Depending on the nature of the specific tax position and, as applicable, developments with the relevant tax authorities, our procedures included obtaining and reviewing the Company’s correspondence with such tax authorities and evaluating income tax opinions or other third-party advice obtained by the Company. We used our knowledge of and experience with the application of international and other tax laws by the relevant income tax authorities to evaluate the Company’s accounting for its tax positions and receivables. We evaluated developments in the applicable regulatory environments to assess potential effects on the Company’s positions, including searching for contrary evidence. We considered the Company’s historical experiences with the different taxing authorities and their historical results in evaluating and concluding on the likely impact of different tax cases. In this manner, we analyzed the Company’s assumptions used to determine the tax positions and recoverability of the receivables.

/s/ Ernst & Young LLP
We have served as the Company’s auditor since 1997.
San Diego, California
October 30, 2025

PRICESMART, INC.
CONSOLIDATED BALANCE SHEETS
(AMOUNTS IN THOUSANDS, EXCEPT SHARE DATA)

	August 31,
	2025	2024
ASSETS
Current Assets:
Cash and cash equivalents	$241,024	$125,364
Short-term restricted cash	11,061	1,383
Short-term investments	73,186	100,165
Receivables, net of allowance for credit losses of $2 as of August 31, 2025 and $52 as of August 31, 2024, respectively	17,400	18,847
Merchandise inventories	560,730	528,678
Prepaid expenses and other current assets (includes $0 and $4,480 as of August 31, 2025 and August 31, 2024, respectively, for the fair value of derivative instruments)	71,059	57,910
Total current assets	974,460	832,347
Long-term restricted cash	33,206	9,564
Property and equipment, net	996,281	936,108
Operating lease right-of-use assets, net	113,479	96,415
Goodwill	43,238	43,197
Deferred tax assets	41,229	36,618
Other non-current assets (includes $701 and $1,482 as of August 31, 2025 and August 31, 2024, respectively, for the fair value of derivative instruments)	60,375	61,563
Investment in unconsolidated affiliates	6,889	6,882
Total Assets	$2,269,157	$2,022,694
LIABILITIES AND EQUITY
Current Liabilities:
Short-term borrowings	$12,286	$8,007
Accounts payable	506,949	485,961
Accrued salaries and benefits	52,478	48,263
Deferred income	43,061	38,079
Income taxes payable	7,265	6,516
Other accrued expenses and other current liabilities (includes $551 and $1,179 as of August 31, 2025 and August 31, 2024, respectively, for the fair value of derivative instruments)	57,627	50,035
Operating lease liabilities, current portion	7,930	7,370
Long-term debt, current portion	38,675	35,917
Total current liabilities	726,271	680,148
Deferred tax liability	1,100	1,644
Long-term income taxes payable, net of current portion	4,424	4,762
Long-term operating lease liabilities	122,244	103,890
Long-term debt, net of current portion	147,922	94,443
Other long-term liabilities (includes $6,196 and $2,100 for the fair value of derivative instruments and $13,628 and $12,742 for post-employment plans as of August 31, 2025 and August 31, 2024, respectively)	19,824	14,842
Total Liabilities	1,021,785	899,729

Stockholders' Equity:
Common stock $0.0001 par value, 45,000,000 shares authorized; 32,688,047 and 32,570,858 shares issued and 30,745,833 and 30,635,556 shares outstanding (net of treasury shares) as of August 31, 2025 and August 31, 2024, respectively	3	3
Additional paid-in capital	529,354	514,542
Accumulated other comprehensive loss	(161,439)	(164,590)
Retained earnings	999,426	890,272
Less: treasury stock at cost, 1,942,214 shares as of August 31, 2025 and 1,935,302 shares as of August 31, 2024	(119,972)	(117,262)
Total Stockholders' Equity	1,247,372	1,122,965
Total Liabilities and Equity	$2,269,157	$2,022,694

See accompanying notes.

PRICESMART, INC.
CONSOLIDATED STATEMENTS OF INCOME
(AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

	Years Ended August 31,
	2025	2024	2023
Revenues:
Net merchandise sales	$5,151,120	$4,783,119	$4,300,706
Export sales	15,235	39,438	31,741
Membership income	85,573	75,240	66,048
Other revenue and income	18,166	16,101	13,347
Total revenues	5,270,094	4,913,898	4,411,842
Operating expenses:
Cost of goods sold:
Net merchandise sales	4,341,358	4,029,490	3,622,354
Export sales	14,364	37,484	30,157
Selling, general and administrative:
Warehouse club and other operations	498,409	466,457	417,272
General and administrative	179,859	156,385	134,783
Reserve for AMT settlement	—	—	7,179
Separation costs associated with Chief Executive Officer departure	—	—	7,747
Pre-opening expenses	1,127	970	1,432
Asset impairment and closure costs	—	—	5,658
Loss on disposal of assets	2,467	2,168	744
Total operating expenses	5,037,584	4,692,954	4,227,326
Operating income	232,510	220,944	184,516
Other income (expense):
Interest income	10,139	11,049	9,871
Interest expense	(11,515)	(12,959)	(11,020)
Other expense, net	(24,636)	(17,607)	(14,156)
Total other expense	(26,012)	(19,517)	(15,305)
Income before provision for income taxes and income (loss) of unconsolidated affiliates	206,498	201,427	169,211
Provision for income taxes	(58,617)	(62,618)	(59,951)
Income (loss) of unconsolidated affiliates	6	66	(55)
Net income	$147,887	$138,875	$109,205
Net income per share available for distribution:
Basic	$4.82	$4.57	$3.51
Diluted	$4.82	$4.57	$3.50
Shares used in per share computations:
Basic	30,056	30,032	30,763
Diluted	30,063	30,032	30,786
Dividends per share	$1.26	$2.16	$0.92
See accompanying notes.

PRICESMART, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(AMOUNTS IN THOUSANDS)

	Years Ended August 31,
	2025	2024	2023
Net income	$147,887	$138,875	$109,205

Other Comprehensive Income, net of tax:
Foreign currency translation adjustments (1)	3,879	693	33,708
Defined benefit pension plan:
Net gain (loss) arising during period	275	501	(1,819)
Amortization of prior service cost and actuarial gains included in net periodic pensions cost	271	397	148
Total defined benefit pension plan	546	898	(1,671)
Derivative instruments:(2)
Unrealized gains (losses) on change in derivative obligations	3,872	(566)	6,000
Unrealized losses on change in fair value of interest rate swaps	(8,106)	(1,623)	(9,177)
Amounts reclassified from accumulated other comprehensive income to other expense, net for settlement of derivatives	2,960	—	2,734
Total derivative instruments	(1,274)	(2,189)	(443)
Other comprehensive income (loss)	3,151	(598)	31,594
Comprehensive income	$151,038	$138,277	$140,799
(1)Translation adjustments arising in translating the financial statements of a foreign entity have no effect on the income taxes of that foreign entity. They may, however, affect: (a) the amount, measured in the parent entity's reporting currency, of withholding taxes assessed on dividends paid to the parent entity and (b) the amount of taxes assessed on the parent entity by the government of its country. The Company has determined that the reinvestment of earnings of its foreign subsidiaries are indefinite because of the long-term nature of the Company's foreign investment plans. Therefore, deferred taxes are not provided for on translation adjustments related to non-remitted earnings of the Company's foreign subsidiaries.
(2)Refer to “Note 13 - Derivative Instruments and Hedging Activities.”

See accompanying notes.

PRICESMART, INC.
CONSOLIDATED STATEMENTS OF EQUITY
(AMOUNTS IN THOUSANDS)

	Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Loss	Retained Earnings	Treasury Stock		Total Equity
	Shares	Amount				Shares	Amount
Balance at August 31, 2022	31,698	$3	$481,406	$(195,586)	$736,894	793	$(31,644)	$991,073
Purchase of treasury stock	—	—	—	—	—	172	(12,863)	(12,863)
Issuance of treasury stock	(7)	—	(546)	—	—	(7)	546	—
Issuance of restricted stock awards	319	—	—	—	—	—	—	—
Forfeiture of restricted stock awards	(75)	—	—	—	—	—	—	—
Stock-based compensation	—	—	16,574	—	—	—	—	16,574
Dividends paid to stockholders	—	—	—	—	(28,540)	—	—	(28,540)
Net income	—	—	—	—	109,205	—	—	109,205
Other comprehensive income	—	—	—	31,594	—	—	—	31,594
Balance at August 31, 2023	31,935	$3	$497,434	$(163,992)	$817,559	958	$(43,961)	$1,107,043
Purchase of treasury stock	—	—	—	—	—	980	(73,486)	(73,486)
Issuance of treasury stock	(3)	—	(185)	—	—	(3)	185	—
Issuance of restricted stock awards	671	—	—	—	—	—	—	—
Forfeiture of restricted stock awards	(32)	—	—	—	—	—	—	—
Stock-based compensation	—	—	17,293	—	—	—	—	17,293
Dividends paid to stockholders	—	—	—	—	(66,162)	—	—	(66,162)
Net income	—	—	—	—	138,875	—	—	138,875
Other comprehensive loss	—	—	—	(598)	—	—	—	(598)
Balance at August 31, 2024	32,571	$3	$514,542	$(164,590)	$890,272	1,935	$(117,262)	$1,122,965
Purchase of treasury stock	—	—	—	—	—	72	(6,710)	(6,710)
Issuance of treasury stock	(65)	—	(4,000)	—	—	(65)	4,000	—
Issuance of restricted stock awards	192	—	—	—	—	—	—	—
Forfeiture of restricted stock awards	(10)	—	—	—	—	—	—	—
Stock-based compensation	—	—	18,812	—	—	—	—	18,812
Dividends paid to stockholders	—	—	—	—	(38,733)	—	—	(38,733)
Net income	—	—	—	—	147,887	—	—	147,887
Other comprehensive income	—	—	—	3,151	—	—	—	3,151
Balance at August 31, 2025	32,688	$3	$529,354	$(161,439)	$999,426	1,942	$(119,972)	$1,247,372
See accompanying notes.

PRICESMART, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(AMOUNTS IN THOUSANDS)

	Years Ended August 31,
	2025	2024	2023
Operating Activities:
Net income	$147,887	$138,875	$109,205
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	88,161	82,611	72,698
Allowance for credit losses	(50)	(15)	(36)
Reserve for AMT settlement	—	—	7,179
Asset impairment and closure costs	—	—	5,658
Loss on sale of property and equipment	2,467	2,168	744
Deferred income taxes	(4,400)	(4,619)	(5,583)
Equity in (income) losses of unconsolidated affiliates	(6)	(66)	55
Stock-based compensation	18,812	17,293	16,574
Change in operating assets and liabilities:
Receivables, prepaid expenses and other current assets, non-current assets, accrued salaries and benefits, deferred membership income and other accruals	15,497	(3,879)	17,589
Merchandise inventories	(32,052)	(57,271)	(10,173)
Accounts payable	24,991	32,492	43,421
Net cash provided by operating activities	261,307	207,589	257,331
Investing Activities:
Additions to property and equipment	(158,134)	(168,545)	(142,511)
Purchases of short-term investments	(79,563)	(183,692)	(138,784)
Proceeds from settlements of short-term investments	106,413	175,127	58,852
Proceeds from disposal of property and equipment	2,403	1,660	361
Net cash used in investing activities	(128,881)	(175,450)	(222,082)
Financing Activities:
Proceeds from long-term bank borrowings	92,930	16,500	38,713
Repayment of long-term bank borrowings	(37,372)	(26,320)	(35,984)
Proceeds from short-term bank borrowings	6,315	2,383	848
Repayment of short-term bank borrowings	(2,232)	(2,941)	(3,229)
Cash dividend payments	(38,733)	(66,162)	(28,540)
Purchase of treasury stock	(6,710)	(73,486)	(12,863)
Net cash provided by (used in) financing activities	14,198	(150,026)	(41,055)
Effect of exchange rate changes on cash and cash equivalents and restricted cash	2,356	1,996	6,635
Net increase (decrease) in cash, cash equivalents	148,980	(115,891)	829
Cash, cash equivalents and restricted cash at beginning of period	136,311	252,202	251,373
Cash, cash equivalents and restricted cash at end of period	$285,291	$136,311	$252,202

Supplemental disclosure of noncash investing activities:
Capital expenditures accrued, but not yet paid	$768	$4,771	$4,530
Cash paid during the period for:
Interest	$10,969	$13,255	$10,558
Income taxes	$83,713	$90,640	$77,925

The following table provides a reconciliation of cash, cash equivalents, and restricted cash reported within the statement of financial position that sum to the total of the same amounts shown in the statement of cash flows:

	Years Ended August 31,
	2025	2024	2023
Cash and cash equivalents	$241,024	$125,364	$239,984
Short-term restricted cash	11,061	1,383	2,865
Long-term restricted cash	33,206	9,564	9,353
Total cash, cash equivalents, and restricted cash shown in the consolidated statements of cash flows	$285,291	$136,311	$252,202
See accompanying notes.

PRICESMART, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – COMPANY OVERVIEW AND BASIS OF PRESENTATION
PriceSmart, Inc.’s (“PriceSmart,” the “Company,” “we” or “our”) business consists primarily of international membership shopping warehouse clubs similar to, but typically smaller in size than, warehouse clubs in the United States. As of August 31, 2025, the Company had 56 warehouse clubs in operation in 12 countries and one U.S. territory (ten in Colombia; nine in Costa Rica; seven each in Panama and Guatemala; five in Dominican Republic; four each in Trinidad and El Salvador; three in Honduras; two each in Nicaragua and Jamaica; and one each in Aruba, Barbados and the United States Virgin Islands), of which the Company owns 100% of the corresponding legal entities (see Note 2 - Summary of Significant Accounting Policies). In addition, the Company plans to open one new warehouse club in La Romana, Dominican Republic in the spring of 2026, and one warehouse club in each of Montego Bay and South Camp Road, Jamaica in the summer and fall of 2026, respectively. Once these three new clubs are open, the Company will operate 59 warehouse clubs. Our operating segments are the United States, Central America, the Caribbean and Colombia.
PriceSmart continues to invest in technology and talent to support the following three major drivers of growth:
1.Invest in Adding New PriceSmart Locations, Remodeling Current PriceSmart Clubs and Opening More Distribution Centers;
2.Increase Membership Value; and
3.Drive Incremental Sales via PriceSmart.com and Enhanced Online, Digital and Technological Capabilities.
Basis of Presentation – The consolidated financial statements have been prepared in accordance with the instructions to Form 10-K for annual financial reporting pursuant to the rules and regulations of the U.S. Securities and Exchange Commission (“SEC”) and U.S. generally accepted accounting principles (“GAAP”) for annual financial information. The consolidated financial statements include the accounts of PriceSmart, Inc., a Delaware corporation, and its subsidiaries. Inter-company transactions between the Company and its subsidiaries have been eliminated in consolidation.
NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Principles of Consolidation – The consolidated financial statements of the Company included herein include the assets, liabilities and results of operations of the Company’s wholly owned subsidiaries, and subsidiaries in which it has a controlling interest. The consolidated financial statements also include the Company's investment in, and the Company's share of the income (loss) of, a joint venture recorded under the equity method. All significant inter-company accounts and transactions have been eliminated in consolidation. The consolidated financial statements have been prepared by the Company pursuant to the rules and regulations of the SEC and reflect all adjustments (consisting of normal recurring adjustments) that are, in the opinion of management, necessary to fairly present the financial position, results of operations and cash flows for the periods presented.
The Company determines whether any of the joint ventures in which it has made investments is a Variable Interest Entity (“VIE”) at the start of each new venture and if a reconsideration event has occurred. At this time, the Company also considers whether it must consolidate a VIE and/or disclose information about its involvement in a VIE. A reporting entity must consolidate a VIE if that reporting entity has a variable interest (or combination of variable interests) and is determined to be the primary beneficiary. If the Company determines that it is not the primary beneficiary of the VIE, then the Company records its investment in, and the Company's share of the income (loss) of, a joint venture recorded under the equity method. Due to the nature of the joint venture that the Company participates in and the continued commitments for additional financing, the Company determined the joint venture is a VIE.

PRICESMART, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
In the case of the Company's ownership interest in a real estate development joint venture, both parties to the joint venture share all rights, obligations and the power to direct the activities of the VIE that most significantly impact the VIE's economic performance. As a result, the Company has determined that it is not the primary beneficiary of the VIE and, therefore, has accounted for this entity under the equity method. Under the equity method, the Company's investments in unconsolidated affiliates are initially recorded as an investment in the stock of an investee at cost and are adjusted for the carrying amount of the investment to recognize the investor's share of the earnings or losses of the investee after the date of the initial investment. The Company's ownership interest in a real estate development joint venture the Company has recorded under the equity method as of August 31, 2025 is listed below:

Real Estate Development Joint Venture	Country	Ownership	Basis of Presentation
GolfPark Plaza, S.A.	Panama	50.0%	Equity(1)
(1)Joint venture interests are recorded as investment in unconsolidated affiliates on the consolidated balance sheets.
Use of Estimates – The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. These estimates and assumptions take into account historical and forward-looking factors that the Company believes are reasonable. Actual results could differ from those estimates and assumptions.

Cash and Cash Equivalents – The Company considers as cash and cash equivalents all cash on deposit, highly liquid investments with a maturity of three months or less at the date of purchase and proceeds due from credit and debit card transactions in the process of settlement. In addition, the Company invests some of our cash in money market funds which are considered equity securities and are held at fair value in Cash and cash equivalents on the consolidated balance sheets. The fair value of money market funds held was $32.1 million as of August 31, 2025 and $7.0 million as of August 31, 2024. We receive interest payments from the money market funds which are recorded in the Interest income line item under the Total other expense caption within the consolidated statements of income.
Restricted Cash – The following table summarizes the restricted cash reported by the Company (in thousands):

	August 31, 2025	August 31, 2024
Short-term restricted cash	$11,061	$1,383
Long-term restricted cash	33,206	9,564
Total restricted cash(1)	$44,267	$10,947
(1)Restricted cash consists of cash deposits held within banking institutions in compliance with federal regulatory requirements in Costa Rica and Panama. In addition, the Company is required to maintain certificate of deposits and/or security deposits of Trinidad dollars, as measured in U.S dollars, of approximately $30.0 million, and certificate of deposits and/or security deposits in U.S. dollars, of approximately $7.1 million with a few of its lenders as compensating balances for several U.S. dollar and euro denominated loans payable over several years. The certificates of deposit will be reduced annually commensurate with the loan balances.
Short-Term Investments – The Company considers certificates of deposit and similar time-based deposits with financial institutions with original maturities over three months and up to one year to be short-term investments.
Long-Term Investments – The Company considers certificates of deposit and similar time-based deposits with financial institutions with original maturities over one year to be long-term investments.
Goodwill – Goodwill totaled $43.2 million as of August 31, 2025 and August 31, 2024. The Company reviews reported goodwill at the reporting unit level for impairment. The Company tests goodwill for impairment at least annually or when events or changes in circumstances indicate that it is more likely than not that the asset is impaired.

PRICESMART, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
The changes in the carrying amount of goodwill for the year ended August 31, 2025 are as follows (in thousands):

Amount
Goodwill at August 31, 2024	$43,197
Foreign currency exchange rate changes	41
Goodwill at August 31, 2025	$43,238
Receivables – Receivables consist primarily of credit card receivables and receivables from vendors and are stated net of allowances for credit losses. The determination of the allowance for credit losses is based on the Company’s assessment of collectability along with the consideration of current and expected market conditions that could impact collectability.
Tax Receivables – The Company pays Value Added Tax (“VAT”) or similar taxes, income taxes, and other taxes within the normal course of business in most of the countries in which it operates related to the procurement of merchandise and/or services the Company acquires and/or on sales and taxable income. VAT is a form of indirect tax applied to the value added at each stage of production (primary, manufacturing, wholesale and retail). This tax is similar to, but operates somewhat differently than, sales tax paid in the United States. The Company generally collects VAT from its Members upon sale of goods and services and pays VAT to its vendors upon purchase of goods and services. Periodically, the Company submits VAT reports to governmental agencies and reconciles the VAT paid and VAT received. The net overpaid VAT may be refunded or applied to subsequent returns, and the net underpaid VAT must be remitted to the government. With respect to income taxes paid, if the estimated income taxes paid or withheld exceed the actual income tax due this creates an income tax receivable. In most countries where the Company operates, the governments have implemented additional collection procedures, such as requiring credit card processors to remit a portion of sales processed via credit and debit cards directly to the government as advance payments of VAT and/or income tax. This collection mechanism generally leaves the Company with net VAT and/or income tax receivables, forcing the Company to process significant refund claims on a recurring basis. These refund or offset processes can take anywhere from several months to several years to complete. Additionally, we are occasionally required to make deposits for tax assessments that we are appealing, despite maintaining a position that it is more likely than not we will ultimately prevail.
Minimum tax rules, applicable in some of the countries where the Company operates, require the Company to pay taxes based on a percentage of sales if the resulting tax were greater than the tax payable based on a percentage of income (Alternative Minimum Tax or "AMT"). This can result in AMT payments substantially in excess of those the Company would expect to pay based on taxable income. As the Company believes that, in one country where it operates, it should only be ultimately liable for an income-based tax, it has accumulated income tax receivables of $10.5 million and $10.9 million and deferred tax assets of $3.9 million and $3.4 million as of August 31, 2025 and August 31, 2024, respectively, in this country. While the rules related to refunds of income tax receivables in this country are unclear and complex, the Company has not placed any type of allowance on the recoverability of these tax receivables, deferred tax assets or amounts that may be deemed under-paid, because the Company believes that it is more likely than not that it will ultimately succeed in its refund requests and appeals of these rules.
In one of the countries where we had a significant VAT receivable balance, the Company received unfavorable rulings at the supreme court level of that country denying a portion of the Company’s appeals for refund of over-withholdings of VAT. After evaluating the merits of the Company’s arguments, the court’s decision, and probability that the other related refund appeals would receive the same judgment, the Company concluded that a total of $2.3 million of related VAT receivables would not be recoverable and wrote this amount off in fiscal year 2023. These charges were recorded in the Warehouse club and other expenses line item under the Selling, general and administrative caption within the consolidated statements of income.
The Company's various outstanding VAT receivables and/or income tax receivables are based on individual procedures or appeals frameworks with their own set of facts and circumstances. The Company consults and evaluates with legal and tax advisors regularly to understand the strength of its legal arguments and probability of successful outcomes in addition to its own experience handling complex tax issues. Based on those evaluations, the Company has not placed any type of allowance on the recoverability of the remaining tax receivables or deferred tax assets, because the Company believes that it is more likely than not that it will ultimately succeed in its refund requests.

PRICESMART, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
The Company’s policy for classification and presentation of VAT receivables, income tax receivables and other tax receivables is as follows:
•Short-term VAT and Income tax receivables, recorded as Prepaid expenses and other current assets: This classification is used for any countries where the Company’s subsidiary has generally demonstrated the ability to recover the VAT or income tax receivable within one year. The Company also classifies as short-term any approved refunds or credit notes to the extent that the Company expects to receive the refund or use the credit notes within one year.
•Long-term VAT and Income tax receivables, recorded as Other non-current assets: This classification is used for amounts not approved for refund or credit in countries where the Company’s subsidiary has not demonstrated the ability to obtain refunds within one year and/or for amounts which are subject to outstanding disputes. An allowance is provided against VAT and income tax receivable balances in dispute when the Company does not expect to eventually prevail in its recovery. The Company does not currently have any allowances provided against VAT and income tax receivables.
The following table summarizes the VAT receivables reported by the Company (in thousands):

	August 31, 2025	August 31, 2024
Prepaid expenses and other current assets	$7,387	$3,322
Other non-current assets	28,431	30,845
Total amount of VAT receivables reported	$35,818	$34,167
The following table summarizes the Income tax receivables reported by the Company (in thousands):

	August 31, 2025	August 31, 2024
Prepaid expenses and other current assets	$25,169	$20,088
Other non-current assets	23,181	23,679
Total amount of income tax receivables reported	$48,350	$43,767
Lease Accounting – The Company’s leases are operating leases for warehouse clubs and non-warehouse club facilities such as corporate headquarters, regional offices, and regional distribution centers. The Company determines if an arrangement is a lease and classifies it as either a finance or operating lease at lease inception. Operating leases are included in Operating lease right-of-use assets, net; Operating lease liabilities, current portion; and Long-term operating lease liabilities on the consolidated balance sheets. The Company does not have finance leases.
Operating lease liabilities are recognized at the commencement date based on the present value of the future minimum lease payments over the lease term. The Company’s leases generally do not have a readily determinable implicit interest rate; therefore, the Company uses a collateralized incremental borrowing rate at the commencement date in determining the present value of future payments. The incremental borrowing rate is based on a yield curve derived from publicly traded bond offerings for companies with credit characteristics that approximate the Company's market risk profile.
In addition, we adjust the incremental borrowing rate for jurisdictional risk derived from quoted interest rates from financial institutions to reflect the cost of borrowing in the Company’s local markets. The Company’s lease terms may include options to purchase, extend or terminate the lease, which are recognized when it is reasonably certain that the Company will exercise that option. The Company does not combine lease and non-lease components.

PRICESMART, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
The Company measures Right-of-use (“ROU”) assets based on the corresponding lease liabilities, adjusted for any initial direct costs and prepaid lease payments made to the lessor before or at the commencement date (net of lease incentives). The lease expense for minimum lease payments is recognized on a straight-line basis over the lease term. Variable lease payments are not included in the calculation of the ROU asset and the related lease liability and are recognized as incurred. The Company’s variable lease payments generally relate to amounts the Company pays for additional contingent rent based on a contractually stipulated percentage of sales.
In January 2024, the Company purchased the building and land occupied by one of our clubs, which were previously leased, in Panama City, Panama, for $33.0 million. Management assessed the fair market value using the market and replacement cost methods and, per the assessment, allocated approximately 88.7% of the purchase price to the land and 11.3% of the purchase price to the building. The transaction resulted in the termination of the related ROU asset, net of tax, and lease liability, net of tax, of $8.2 million and $9.1 million, respectively. No gain or loss was recognized as the lease termination occurred due to the purchase of the leased asset. This allocation of the purchase price, after accounting for the impact of the lease termination, resulted in $28.2 million allocated to the land and $3.9 million allocated to the building. Additionally, the Company already carried approximately $8.6 million of leasehold improvements related to the club which have been reclassified to the building and remain on the balance sheet. This purchase triggered a change in the estimate of the depreciable lives of certain leasehold improvements, which were previously limited to the lease term, lowering future annual depreciation. Going forward, the lower annual depreciation expense and the cost savings on straight-line rent expense, partially offset by the depreciation expense on the building, will lower the expense by approximately $1.1 million per year, net of tax, within our Warehouse club and other operations expenses in the Company's consolidated statements of income. Additionally, the Company entered into a loan agreement for $16.5 million, payable over 15 years, to partially fund the purchase of this club. We expect approximately $1.0 million in interest payments, net of tax, over the next 12 months associated with this loan, which will continue to decrease as the loan balance is paid off over the life of the loan. The interest expense related to this loan will be recorded within the Interest expense caption on the consolidated statements of income.
Merchandise Inventories – Merchandise inventories, which include merchandise for resale, are valued at the lower of cost (average cost) or net realizable value. The Company provides for estimated inventory losses and obsolescence based on a percentage of sales. The provision is adjusted every reporting period to reflect the trend of actual physical inventory and cycle count results. In addition, the Company may be required to take markdowns below the carrying cost of certain inventory to expedite the sale of such merchandise.
Stock Based Compensation – The Company utilizes three types of equity awards: restricted stock awards (“RSAs”), restricted stock units (“RSUs”) and performance-based restricted stock units (“PSUs”). Compensation cost related to RSAs, RSUs and PSUs is based on the fair market value at the time of the grant. The Company recognizes the compensation cost related to RSAs and RSUs over the requisite service period as determined by the grant, amortized ratably or on a straight-line basis over the life of the grant. The Company also recognizes compensation cost for PSUs over the performance period of each tranche, adjusting this cost based on the Company's estimate of the probability that performance metrics will be achieved.
The Company accounts for actual forfeitures as they occur. The Company records the tax savings resulting from tax deductions in excess of expense for stock-based compensation and the tax deficiency resulting from stock-based compensation in excess of the related tax deduction as income tax expense or benefit. In addition, the Company reflects the tax savings (deficiency) resulting from the taxation of stock-based compensation as an operating cash flow in its consolidated statement of cash flows.
RSAs are outstanding shares of common stock and have the same cash dividend and voting rights as other shares of common stock. Shares of common stock subject to RSUs are not issued nor outstanding until vested, and RSUs do not have the same dividend and voting rights as common stock. However, all outstanding RSUs have accompanying dividend equivalents, requiring payment to the employees and directors with unvested RSUs of amounts equal to the dividend they would have received had the shares of common stock underlying the RSUs been actually issued and outstanding. Payments of dividend equivalents to employees are recorded as compensation expense.
PSUs, similar to RSUs, are awarded with dividend equivalents, subject to achievement of applicable performance criteria.

PRICESMART, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
Treasury Stock – Shares of common stock repurchased by the Company are recorded at cost, including transaction costs and excise taxes, as treasury stock and result in the reduction of stockholders’ equity in the Company’s consolidated balance sheets. The Company may reissue these treasury shares as part of its stock-based compensation programs. When treasury shares are reissued, the Company uses the first in/first out (“FIFO”) cost method for determining cost of the reissued shares. If the issuance price is higher than the cost, the excess of the issuance price over the cost is credited to additional paid-in capital (“APIC”). If the issuance price is lower than the cost, the difference is first charged against any credit balance in APIC from treasury stock and the balance is charged to retained earnings. During the twelve months ended August 31, 2025, the Company reissued approximately 65,000 treasury shares.
Fair Value Measurements – The Company measures the fair value for all financial and non-financial assets and liabilities that are recognized or disclosed at fair value in the consolidated financial statements on a recurring or nonrecurring basis. The fair value of an asset is the price at which the asset could be sold in an orderly transaction between unrelated, knowledgeable and willing parties able to engage in the transaction. A liability’s fair value is defined as the amount that would be paid to transfer the liability to a new obligor in a transaction between such parties, not the amount that would be paid to settle the liability with the creditor.
ASC 820, Fair Value Measurements and Disclosures, sets forth a fair value hierarchy that categorizes inputs to valuation techniques used to measure and revalue fair value. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions. The Company was not required to revalue any assets or liabilities utilizing Level 1 or Level 3 inputs at the balance sheet dates. The Company's Level 2 assets and liabilities revalued at the balance sheet dates, on a recurring basis, consisted of cash flow hedges (interest rate swaps and cross-currency interest rate swaps) and forward foreign exchange contracts. In addition, the Company utilizes Level 2 inputs in determining the fair value of long-term debt.
Non-financial assets and liabilities are revalued and recognized at fair value subsequent to initial recognition when there is evidence of impairment. During fiscal years 2025 and 2024, no impairment of such non-financial assets were recorded.
The disclosure of fair value of certain financial assets and liabilities recorded at cost is as follows:
Cash and cash equivalents: The carrying value approximates fair value due to the short maturity of these instruments. The carrying value of our money market funds is the fair value based on quoted prices in active markets at the measurement date and therefore are classified as Level 1 inputs. The fair value of money market funds held was $32.1 million as of August 31, 2025 and $7.0 million as of August 31, 2024.
Short-term restricted cash: The carrying value approximates fair value due to the short maturity of these instruments.
Short-term investments: Short-term investments consists of certificates of deposit and similar time-based deposits with financial institutions with maturity dates over three months and up to twelve months. The carrying value approximates fair value due to the maturity of the underlying certificates of deposit being within the normal operating cycle of the Company.
Long-term investments: Long-term investments consists of certificates of deposit and similar time-based deposits with financial institutions with maturity dates over one year. The carrying value approximates fair value due to the maturity of the underlying certificates of deposit.
Long-term restricted cash: Long-term restricted cash primarily consists of certificates of deposit with maturity dates of over a year, which are held as collateral against our long-term debt. The carrying value approximates fair value due to the maturity of the underlying certificates of deposit.
Accounts receivable: Receivables consist primarily of credit card receivables and receivables from vendors and are stated net of allowances for credit losses. The determination of the allowance for credit losses is based on the Company’s assessment of collectability along with the consideration of current and expected market conditions that could impact collectability.

PRICESMART, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
Short-term VAT and income tax receivables: The carrying value approximates fair value due to the short maturity of these accounts.
Long-term VAT and income tax receivables: The fair value of long-term receivables would normally be measured using a discounted cash flow analysis based on the current market interest rates for similar types of financial instruments, with an estimate of the time these receivables are expected to be outstanding. The Company is not able to provide an estimate as to the time these receivables owed to the Company by various government agencies are expected to be outstanding; therefore, the Company has not presented a fair value on the long-term VAT and income tax receivables.
Short-term debt: The carrying value approximates fair value due to the short maturity of these instruments.
Long-term debt: The fair value of debt is generally measured using a discounted cash flow analysis based on current market interest rates for similar types of financial instruments. These inputs are not quoted prices in active markets but they are either directly or indirectly observable; therefore, they are classified as Level 2 inputs. The carrying value and fair value of the Company’s debt as of August 31, 2025 and August 31, 2024 is as follows (in thousands):

	August 31, 2025		August 31, 2024
	Carrying Value	Fair Value(1)	Carrying Value	Fair Value(1)
Long-term debt, including current portion	$186,597	$179,187	$130,360	$121,764
(1)The Company has disclosed the fair value of long-term debt, including debt for which it has entered into cross-currency interest rate swaps, using the derivative obligation as of August 31, 2025 to estimate the fair value of long-term debt, which includes the effects that the cross-currency interest rate swaps have had on the fair value of long-term debt.
Derivative Instruments and Hedging Activities – The Company uses derivative financial instruments for hedging and non-trading purposes to manage its exposure to changes in interest and currency exchange rates. In using derivative financial instruments for the purpose of hedging the Company’s exposure to interest and currency exchange rate risks, the contractual terms of a hedged instrument closely mirror those of the hedged item and are intended to provide a high degree of risk reduction and correlation. Contracts that are effective at meeting the risk reduction and correlation criteria (effective hedge) are recorded using hedge accounting. If a derivative financial instrument is an effective hedge, changes in the fair value of the instrument will be reported in accumulated other comprehensive loss until the hedged item completes its contractual term. Instruments that do not meet the criteria for hedge accounting, or contracts for which the Company has not elected hedge accounting, are valued at fair value with unrealized gains or losses reported in earnings during the period of the change.
The Company did not change valuation techniques utilized in the fair value measurement of assets and liabilities presented on the Company’s consolidated balance sheets from previous practice during the reporting period. The Company seeks to manage counterparty risk associated with these contracts by limiting transactions to counterparties with which the Company has an established banking relationship. There can be no assurance, however, that this practice effectively mitigates counterparty risk.

PRICESMART, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
Cash Flow Instruments. The Company is a party to receive floating interest rate and pay fixed-rate interest rate swaps to hedge the interest rate risk of certain U.S. dollar denominated debt within its international subsidiaries. The swaps are designated as cash flow hedges of interest expense risk. These instruments are considered effective hedges and are recorded using hedge accounting. The Company is also a party to receive variable or fixed interest rate and pay fixed interest rate cross-currency interest rate swaps to hedge the interest rate and currency exposure associated with the expected payments of principal and interest of U.S. denominated debt within its international subsidiaries whose functional currency is other than the U.S. dollar. The swaps are designated as cash flow hedges of the currency risk and interest rate risk related to payments on the U.S. denominated debt. These instruments are also considered to be effective hedges and are recorded using hedge accounting. Under cash flow hedging, the entire gain or loss of the derivative, calculated as the net present value of the future cash flows, is reported on the consolidated balance sheets in accumulated other comprehensive loss. Amounts recorded in accumulated other comprehensive loss are released to earnings in the same period that the hedged transaction impacts consolidated earnings. Refer to “Note 13 - Derivative Instruments and Hedging Activities” for information on the fair value of interest rate swaps and cross-currency interest rate swaps as of August 31, 2025 and August 31, 2024.
Fair Value Instruments. The Company is exposed to foreign currency exchange rate fluctuations in the normal course of business. This includes exposure to foreign currency exchange rate fluctuations on U.S. dollar denominated liabilities within the Company’s international subsidiaries whose functional currency is other than the U.S. dollar. The Company manages these fluctuations, in part, through the use of non-deliverable forward foreign-exchange contracts that are intended to offset changes in cash flows attributable to currency exchange movements. The contracts are intended primarily to economically address exposure to U.S. dollar merchandise inventory expenditures made by the Company’s international subsidiaries whose functional currency is other than the U.S. dollar. Currently, these contracts are treated for accounting purposes as fair value instruments and do not qualify for derivative hedge accounting, and as such the Company does not apply derivative hedge accounting to record these transactions. As a result, these contracts are valued at fair value with unrealized gains or losses reported in earnings during the period of the change. The Company seeks to mitigate foreign-currency exchange-rate risk with the use of these contracts and does not intend to engage in speculative transactions. These contracts do not contain any credit-risk-related contingent features and are limited to less than one year in duration.
Revenue Recognition – The accounting policies and other disclosures such as the disclosure of disaggregated revenues are described in “Note 3 – Revenue Recognition.”
Cost of Goods Sold – The Company includes the cost of merchandise and food service and bakery raw materials in cost of goods sold - net merchandise sales. The Company also includes in cost of goods sold - net merchandise sales the external and internal distribution and handling costs for supplying merchandise, raw materials and supplies to the warehouse clubs, and, when applicable, costs of shipping to Members. External costs include inbound freight, duties, drayage, fees, insurance, and non-recoverable value-added tax related to inventory shrink, spoilage and damage. Internal costs include payroll and related costs, utilities, consumable supplies, repair and maintenance, rent expense and building and equipment depreciation at the Company's distribution facilities and payroll and other direct costs for in-club demonstrations.
For export sales, the Company includes the cost of merchandise and external and internal distribution and handling costs for supplying merchandise in cost of goods sold - exports.
Vendor consideration consists primarily of volume rebates, time-limited product promotions, cooperative marketing efforts, digital advertising, slotting fees, demonstration reimbursements and prompt payment discounts. Volume rebates and time-limited promotions are recognized on a systematic and rational allocation of the cash consideration as the Company progresses toward earning the rebate, provided the amounts to be earned are probable and reasonably estimable. Cooperative marketing efforts and digital advertising are related to consideration received by the Company from vendors for non-distinct online advertising services on the Company’s website and social media platforms. Slotting fees are related to consideration received by the Company from vendors for preferential "end cap" placement of the vendor's products within the warehouse club. Demonstration reimbursements are related to consideration received by the Company from vendors for the in-club promotion of the vendors' products. The Company records the reduction in cost of goods sold on a transactional basis for these programs. On a quarterly basis, the Company calculates the amount of rebates recorded in cost of goods sold that relates to inventory on hand and this amount is reclassified as a reduction to inventory, if significant. Prompt payment discounts are taken in substantially all cases and therefore are applied directly to reduce the acquisition cost of the related inventory, with the resulting effect recorded to cost of goods sold when the inventory is sold.

PRICESMART, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
Selling, General and Administrative – Selling, general and administrative costs consist primarily of expenses associated with operating warehouse clubs and non-income based taxes such as alternative minimum taxes based on revenue or sales. These costs include payroll and related costs, including separation costs associated with the Chief Executive Officer departure, utilities, consumable supplies, repair and maintenance, rent expense, building and equipment depreciation, bank fees, credit card processing fees, and amortization of intangibles. Also included in selling, general and administrative expenses are the payroll and related costs for the Company’s U.S. and regional management and purchasing centers.
Pre-Opening Costs – The Company expenses pre-opening costs (the costs of start-up activities, including organization costs and rent) for new warehouse clubs as incurred.
Asset Impairment and Closure Costs – The Company periodically evaluates its long-lived assets for indicators of impairment. Management's judgments are based on market and operational conditions at the time of the evaluation and can include management's best estimate of future business activity. These periodic evaluations could cause management to conclude that impairment factors exist, requiring an adjustment of these assets to their then-current fair value. Future business conditions and/or activity could differ materially from the projections made by management causing the need for additional impairment charges. In fiscal year 2023, the Company recorded a $5.7 million charge primarily related to remeasurement of the assets of our Trinidad sustainable packaging plant to their estimated fair value upon our decision to seek to sell the plant. We had planned to use the plant to increase efficiencies by eliminating intermediaries in packaging and labeling and manufacturing some of our packaging materials using compostable or recyclable inputs. However, we found that achieving economic feasibility proved challenging. Therefore, we decided to refocus our efforts on our core competencies as a retailer and redeploy plant assets we could use in our club business and seek a buyer for the remainder. The assets were written down to their estimated fair value less costs to sell and are presented within the Prepaid expenses and other current assets line within the consolidated balance sheets. The impairment charges are recorded within the Asset impairment and closure costs line item within the consolidated statements of income and are recorded in the Company's Caribbean segment. The sale of the assets held for sale was completed as of August 31, 2024.
Loss Contingencies and Litigation – The Company records and reserves for loss contingencies if (a) information available prior to issuance of the consolidated financial statements indicates that it is probable that an asset had been impaired or a liability had been incurred at the date of the consolidated financial statements and (b) the amount of loss can be reasonably estimated. If one or both criteria for accrual are not met, but there is at least a reasonable possibility that a material loss will occur, the Company does not record and reserve for a loss contingency but describes the contingency within a note and provides detail, when possible, of the estimated potential loss or range of loss. If an estimate cannot be made, a statement to that effect is made.
Foreign Currency Translation – The assets and liabilities of the Company’s foreign operations are translated to U.S. dollars when the functional currency in the Company’s international subsidiaries is the local currency and not U.S. dollars. Assets and liabilities of these foreign subsidiaries are translated to U.S. dollars at the exchange rate on the balance sheet date, and revenue, costs and expenses are translated at average rates of exchange in effect during the period. The corresponding translation gains and losses are recorded as a component of accumulated other comprehensive income or loss. These adjustments will affect net income upon the sale or liquidation of the underlying investment.
The following table discloses the net effect of translation into the reporting currency on other comprehensive loss for these local currency denominated accounts for the years ended August 31, 2025, 2024 and 2023 (in thousands):

	Years Ended August 31,
	2025	2024	2023
Effects on other comprehensive income due to foreign currency restatement	$3,879	$693	$33,708

PRICESMART, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
Monetary assets and liabilities denominated in currencies other than the functional currency of the respective entity (primarily U.S. dollars) are revalued to the functional currency using the exchange rate on the balance sheet date. These foreign exchange transaction gains (losses), including transactions recorded involving these monetary assets and liabilities, are recorded as Other income (expense) in the consolidated statements of income (in thousands):

	Years Ended August 31,
	2025	2024	2023
Currency loss	$(24,089)	$(17,877)	$(15,396)
Income Taxes – We are required to file federal and state income tax returns in the United States and income tax and various other tax returns in multiple foreign jurisdictions, each with changing tax laws, regulations and administrative positions. This requires significant judgment, the use of estimates, and the interpretation and application of complex tax laws. We record the benefits of uncertain tax positions in our financial statements only after determining it is more likely than not the uncertain tax positions would sustain challenge by taxing authorities, including resolution of related appeals or litigation processes, if any. We develop our assessment of an uncertain tax position based on the specific facts and legal arguments of each case and the associated probability of our reporting position being upheld, using internal expertise and the advice of third-party experts. However, our tax returns are subject to routine reviews by the various taxing authorities in the jurisdictions in which we file our tax returns. As part of these reviews, taxing authorities may challenge, and in some cases presently are challenging, the interpretations we have used to calculate our tax liability. In addition, any settlement with the tax authority or the outcome of any appeal or litigation process might result, and in some cases has resulted, in an outcome that is materially different from our estimated liability. When facts and circumstances change, we reassess these probabilities and record any changes in the consolidated financial statements as appropriate. Variations in the actual outcome of these cases could materially impact our consolidated financial statements.
Deferred income taxes arise from temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements, which will result in taxable or deductible amounts in the future. In evaluating our ability to recover our deferred tax assets in the jurisdiction from which they arise, we consider all available positive and negative evidence, including scheduled reversals of deferred tax liabilities, projected future taxable income, tax-planning strategies, and results of recent operations. In projecting future taxable income, we begin with historical results and incorporate assumptions about the amount of future state, federal, and foreign pretax operating income adjusted for items that do not have tax consequences. The assumptions about future taxable income require the use of significant judgment and are consistent with the plans and estimates we are using to manage the underlying businesses. In evaluating the objective evidence that historical results provide, we consider three years of cumulative operating income.
Other Taxes – The Company is subject to tax examinations for value added, sales-based, payroll and other non-income taxes and the Company is subject to ongoing examinations in various jurisdictions. In certain cases, the Company has received assessments and judgments from the respective tax authorities in connection with these examinations. Unless otherwise indicated, the Company considers, based on its interpretation and application of complex tax laws, that a material liability is not probable or the possible losses or range of possible losses associated with these cases are immaterial; however, if cases are decided adversely to the Company, the Company could incur a liability material to the Company's consolidated financial statements. In certain countries, the Company is required to pay taxes based on a percentage of sales (Alternative Minimum Tax or "AMT") if the percentage of sales method results in a higher amount of tax payable than the amount payable based on taxable income at the statutory income tax rate. The portion of taxes based on a percentage of sales that is greater than the amount based on taxable income at the statutory income tax rate, are recorded in the Warehouse club and other expenses line item under the Selling, general and administrative caption within the consolidated statements of income.

PRICESMART, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
Recent Accounting Pronouncements Adopted
FASB ASC 280 ASU 2023-07—Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures
In November 2023, the FASB issued ASU No. 2023-07, Improvements to Reportable Segment Disclosures. ASU No. 2023-07 focuses on improving reportable segment disclosure requirements, primarily through enhanced disclosures about significant expenses. The ASU is effective for annual periods beginning after December 15, 2023, and for interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. The Company adopted ASU No. 2023-07 for our annual reporting for fiscal year 2025 and updated its disclosures to conform to this new segment disclosure requirement.
Recent Accounting Pronouncements - Not Yet Adopted

FASB ASC 740 ASU 2023-09—Income Taxes (Topic 740): Improvements to Income Tax Disclosures
In December 2023, the FASB issued ASU No. 2023-09, Improvements to Income Tax Disclosures. ASU No. 2023-09 focuses on income tax disclosures around effective tax rates and cash income taxes paid. The ASU is effective for annual periods beginning after December 15, 2024. Early adoption is permitted. The Company expects to adopt ASU No. 2023-09 for our annual reporting for fiscal year 2026. The Company does not expect this guidance to have a material impact on the Company's consolidated financial statements.

FASB ASC 220 ASU 2024-03—Income Statement (Topic 220): Disaggregation of Income Statement Expenses
In November 2024, the FASB issued ASU No. 2024-04, Disaggregation of Income Statement Expenses. ASU No. 2024-03 requires disaggregated disclosure of income statement expenses. The ASU is effective for annual reporting periods beginning after December 15, 2026, and for interim periods beginning after December 15, 2027. Early adoption is permitted. The Company expects to adopt ASU No. 2024-03 for our annual reporting for fiscal year 2028. The Company has not yet completed its assessment of the impact of ASU No. 2024-03 on the Company's consolidated financial statements.

NOTE 3 – REVENUE RECOGNITION
The Company uses the five-step model to recognize revenue according to Accounting Standards Codification (ASC) Topic 606, “Revenue Recognition from Contracts with Customers.” The five steps are:
•Identify the contract with the customer;
•Identify the performance obligation(s);
•Determine the transaction price;
•Allocate the transaction price to each performance obligation if multiple obligations exist; and
•Recognize the revenue as the performance obligations are satisfied.
Performance Obligations
The Company identifies each distinct performance obligation to transfer goods (or bundle of goods) or services. The Company recognizes revenue when (or as) it satisfies a performance obligation by transferring control of the goods or services to the customer.
Net Merchandise Sales. The Company recognizes merchandise sales revenue, net of sales taxes, on transactions where the Company has determined that it is the principal in the sale of merchandise. These transactions may include shipping commitments and/or shipping revenue if the transaction involves delivery to the customer.

PRICESMART, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
Membership Fee Revenue. Membership income represents annual membership fees paid by the Company’s warehouse club Members, which are recognized ratably over the 12-month term of the membership. Our membership policy allows Members to cancel their membership within the first 60 days and receive a full refund. After the 60-day period, membership refunds are prorated over the remaining term of the membership. The Company has significant experience with membership refund patterns and expects membership refunds will not be material. Therefore, no refund reserve was required for the periods presented. Membership fee revenue is included in membership income in the Company's consolidated statements of income. The deferred membership fee is included in deferred income in the Company's consolidated balance sheets.
Platinum Points Reward Programs. The Company currently offers Platinum Memberships in all of its markets. The Platinum Membership provides Members with a 2% rebate on most items, up to an annual maximum of $500. The rebate is issued annually to Platinum Members on March 1 and expires August 31. Platinum Members can apply this rebate to future purchases at the warehouse club during the redemption period. The Company records this 2% rebate as a reduction of revenue at the time of the sales transaction. Accordingly, the Company has reduced warehouse sales and has accrued a liability within other accrued expenses and other current liabilities, platinum rewards. The Company has determined that breakage revenue is 5% of the awards issued; therefore, it records 95% of the Platinum Membership liability at the time of sale. Annually, the Company reviews for expired unused rebates outstanding, and the expired unused rebates are recognized as “Other revenue and income” on the consolidated statements of income.
Co-branded Credit Card Points Reward Programs. Most of the Company’s subsidiaries have points reward programs related to co-branded credit cards. These points reward programs provide incremental points that a Member can use at a future time to acquire merchandise within the Company’s warehouse clubs. This results in two performance obligations, the first performance obligation being the initial sale of the merchandise or services purchased with the co-branded credit card and the second performance obligation being the future use of the points rewards to purchase merchandise or services. As a result, upon the initial sale, the Company allocates the transaction price to each performance obligation with the amount allocated to the future use points rewards recorded as a contract liability within other accrued expenses and other current liabilities on the consolidated balance sheet. The portion of the selling price allocated to the reward points is recognized as Net merchandise sales when the points are used or when the points expire. The Company reviews on an annual basis expired points rewards outstanding, and the expired rewards are recognized as Net merchandise sales on the consolidated statements of income within markets where the co-branded credit card agreement allows for such treatment.
Gift Cards. Members’ purchases of gift cards to be utilized at the Company's warehouse clubs are not recognized as sales until the card is redeemed and the customer purchases merchandise using the gift card. The outstanding gift cards are reflected as other accrued expenses and other current liabilities in the consolidated balance sheets. These gift cards generally have a one-year stated expiration date from the date of issuance and are generally redeemed prior to expiration. However, the absence of a large volume of transactions for gift cards impairs the Company's ability to make a reasonable estimate of the redemption levels for gift cards; therefore, the Company assumes a 100% redemption rate prior to expiration of the gift cards. The Company periodically reviews unredeemed outstanding gift cards, and the gift cards that have expired are recognized as “Other revenue and income” on the consolidated statements of income.
Co-branded Credit Card Revenue Sharing Agreements. As part of the co-branded credit card agreements that the Company has entered into with financial institutions within its markets, the Company often enters into revenue sharing agreements. As part of these agreements, in some countries, the Company receives a portion of the interest income generated from the average outstanding balances on the co-branded credit cards from these financial institutions (“interest generating portfolio” or “IGP”). The Company recognizes its portion of interest received as revenue during the period it is earned. The Company has determined that this revenue should be recognized as “Other revenue and income” on the consolidated statements of income.
Determining the Transaction Price
The transaction price is the amount of consideration the Company expects to receive under the arrangement. The Company is required to estimate variable consideration (if any) and to factor that estimate into the determination of the transaction price. The Company may offer sales incentives to customers, including discounts. For retail transactions, the Company has significant experience with returns and refund patterns and relied on this experience in its determination that expected returns are not material; therefore, returns are not factored in when determining the transaction price.

PRICESMART, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
Discounts given to customers are usually in the form of coupons and instant markdowns and are recognized as redeemed and recorded in contra revenue accounts, as they are part of the transaction price of the merchandise sale. Manufacturer coupons that are available for redemption at all retailers are not recorded as a reduction to the sale price of merchandise. Manufacturer coupons or discounts that are specific to the Company are recorded as a reduction to the cost of sales.
Agent Relationships
The Company evaluates the criteria outlined in ASC 606-10-55, Principal versus Agent Considerations, in determining whether it is appropriate in these arrangements to record the gross amount of merchandise sales and related costs, or the net amount earned as commissions. When the Company is considered the principal in a transaction, revenue is recorded gross; otherwise, revenue is recorded on a net basis.
Significant Judgments
For arrangements that contain multiple performance obligations, the Company allocates the transaction price to each performance obligation on a relative standalone selling price basis. During fiscal year 2025, there were no revenue transactions that required significant judgment.
Incremental costs to obtain contracts are not material to the Company.
Policy Elections
In addition to those previously disclosed, the Company has made the following accounting policy elections and practical expedients:
•Taxes - The Company excludes from the transaction price any taxes collected from customers that are remitted to taxing authorities.
•Shipping and Handling Charges - Charges that are incurred after the customer obtains control of goods are deemed costs required to complete our performance obligation. Therefore, the Company considers the act of shipping after the customer obtains control of goods to not be a separate performance obligation. These shipping and handling costs are classified as “Costs of goods sold” in the consolidated statements of income because they are incurred to fulfill a revenue obligation.
•Time Value of Money - The Company's payment terms are less than one year from the transfer of goods. Therefore, the Company does not adjust promised amounts of consideration for the effects of the time value of money.
Contract Performance Liabilities
Contract performance liabilities as a result of transactions with customers primarily consist of deferred membership income, other deferred income, deferred gift card revenue, Platinum points programs, and liabilities related to co-branded credit card points rewards programs which are included in deferred income and other accrued expenses and other current liabilities in the Company’s consolidated balance sheets. The following table provides these contract balances from transactions with customers as of the dates listed (in thousands):

	Contract Liabilities
	August 31, 2025	August 31, 2024
Deferred membership income	$41,739	$36,222
Other contract performance liabilities	$20,327	$15,479

PRICESMART, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
Disaggregated Revenues
In the following table, net merchandise sales are disaggregated by merchandise category (in thousands):

	Years Ended
	August 31, 2025	August 31, 2024	August 31, 2023
Foods & Sundries	$2,428,395	$2,312,572	$2,148,584
Fresh Foods	1,579,324	1,413,525	1,262,132
Hardlines	572,473	544,671	454,207
Softlines	292,277	257,004	230,950
Food Service and Bakery	226,789	211,003	174,043
Health Services	51,862	44,344	30,790
Net Merchandise Sales	$5,151,120	$4,783,119	$4,300,706
NOTE 4 – PROPERTY AND EQUIPMENT
Property and equipment are stated at historical cost. The historical cost of acquiring an asset includes the costs incurred to bring it to the condition and location necessary for its intended use. Depreciation is computed on the straight-line basis over the estimated useful lives of the assets. The useful life of fixtures and equipment ranges from 3 to 15 years and that of certain components of building improvements and buildings from 10 to 40 years. Leasehold improvements are amortized over the shorter of the life of the improvement or the expected term of the lease. In some locations, leasehold improvements are amortized over a period longer than the initial lease term where management believes it is reasonably certain that the renewal option in the underlying lease will be exercised because an economic penalty may be incurred if the option is not exercised. The sale or purchase of property and equipment is recognized upon legal transfer of property.
Property and equipment consist of the following (in thousands):

	August 31, 2025	August 31, 2024
Land	$287,979	$278,115
Building and improvements	846,510	737,269
Fixtures and equipment	464,893	421,273
Construction in progress	45,535	85,271
Total property and equipment, historical cost	1,644,917	1,521,928
Less: accumulated depreciation	(648,636)	(585,820)
Property and equipment, net	$996,281	$936,108
Depreciation and amortization expense (in thousands):

	Years Ended August 31,
	2025	2024	2023
Depreciation expense, Property and equipment	$88,161	$82,611	$71,933
Amortization expense, Intangible assets	—	—	765
Total depreciation and amortization expense	$88,161	$82,611	$72,698

PRICESMART, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
The Company capitalizes interest on expenditures for qualifying assets over a period that covers the duration of the activities required to get the asset ready for its intended use, provided that expenditures for the asset have been made and interest cost is being incurred. Interest capitalization continues as long as those activities and the incurrence of interest cost continue. The amount capitalized in an accounting period is determined by applying the Company’s consolidated capitalization rate (average interest rate) to the average amount of accumulated expenditures for the qualifying asset, for each country, during the period. The capitalization rates are based on the interest rates applicable to borrowings outstanding during the period.
Total interest capitalized (in thousands):

	Balance as of
	August 31, 2025	August 31, 2024
Total interest capitalized	$16,701	$15,533
Total interest capitalized during fiscal years 2025, 2024 and 2023 (in thousands):

	Years Ended August 31,
	2025	2024	2023
Interest capitalized	$1,426	$939	$2,083
A summary of asset disposal activity for fiscal years 2025, 2024 and 2023 is as follows (in thousands):

	Historical Cost	Accumulated Depreciation	Proceeds from disposal	Loss recognized
Fiscal Year 2025	$31,043	$28,093	$483	$(2,467)
Fiscal Year 2024	$24,803	$19,370	$3,265	$(2,168)
Fiscal Year 2023	$11,484	$10,379	$361	$(744)
The Company also recorded within accounts payable and other accrued expenses approximately $0.7 million and $0.1 million, respectively, as of August 31, 2025 and $1.9 million and $2.9 million, respectively, as of August 31, 2024 related to the acquisition and/or construction of property and equipment.

PRICESMART, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
NOTE 5 – EARNINGS PER SHARE
The Company presents basic net income per share using the two-class method. The two-class method is an earnings allocation formula that treats a participating security as having rights to earnings that otherwise would have been available to common stockholders and that determines basic net income per share for each class of common stock and participating security according to dividends declared (or accumulated) and participation rights in undistributed earnings that would have been available to common stockholders. A participating security is defined as a security that may participate in undistributed earnings with common stock. The Company’s capital structure includes securities that participate with common stock on a one-for-one basis for distribution of dividends. These are the restricted stock awards (“RSAs”), restricted stock units (“RSUs”) and performance stock units (“PSUs”) issued pursuant to the Amended and Restated 2013 Equity Incentive Award Plan, provided that the Company does not include PSUs as participating securities until the performance conditions have been met. RSAs are outstanding shares of common stock and have the same cash dividend and voting rights as other shares of common stock. Shares of common stock subject to RSUs are not issued nor outstanding until vested, and RSUs do not have the same dividend and voting rights as common stock. However, all outstanding RSUs have accompanying dividend equivalents, requiring payment to the employees and directors with unvested RSUs of amounts equal to the dividend they would have received had the shares of common stock underlying the RSUs been actually issued and outstanding. PSUs, similar to RSUs, are awarded with dividend equivalents, provided that such amounts become payable only if the performance criteria are achieved. At the time the Compensation Committee confirms the performance criteria have been achieved, the corresponding dividend equivalents are paid on the PSUs. The Company determines the diluted net income per share by using the more dilutive of the two class-method or the treasury stock method and by including the basic weighted average of outstanding performance stock units in the calculation of diluted net income per share under the two-class method and including all potential common shares assumed issued in the calculation of diluted net income per share under the treasury stock method.
The following table sets forth the computation of net income per share attributable to PriceSmart for the twelve months ended August 31, 2025, 2024 and 2023 (in thousands, except per share amounts):

	Years Ended August 31,
	2025	2024	2023
Net income attributable to PriceSmart, Inc.	$147,887	$138,875	$109,205
Less: Allocation of income to unvested stockholders	(2,990)	(1,759)	(1,311)
Net income attributable to PriceSmart, Inc. available for distribution	$144,897	$137,116	$107,894
Basic weighted average shares outstanding	30,056	30,032	30,763
Add dilutive effect of performance stock units (two-class method)	7	—	23
Diluted average shares outstanding	30,063	30,032	30,786
Basic net income per share	$4.82	$4.57	$3.51
Diluted net income per share	$4.82	$4.57	$3.50
NOTE 6 – STOCKHOLDERS’ EQUITY
Dividends
The following table summarizes the dividends declared and paid during fiscal years 2025, 2024 and 2023 (amounts are per share):

		First Payment			Second Payment
Declared	Amount	Record Date	Date Paid	Amount	Record Date	Date Paid	Amount
2/3/2023	$0.92	2/16/2023	2/28/2023	$0.46	8/15/2023	8/31/2023	$0.46
2/1/2024	$1.16	2/15/2024	2/29/2024	$0.58	8/15/2024	8/30/2024	$0.58
4/3/2024	$1.00	4/19/2024	4/30/2024	$1.00	N/A	N/A	N/A
2/6/2025	$1.26	2/18/2025	2/28/2025	$0.63	8/15/2025	8/29/2025	$0.63

PRICESMART, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
On February 6, 2025 the Company’s Board of Directors declared an annual cash dividend in the total amount of $1.26 per share, with $0.63 per share paid on February 28, 2025 to stockholders of record as of February 18, 2025 and $0.63 per share paid on August 29, 2025 to stockholders of record as of August 15, 2025. The declaration of future dividends (ongoing or otherwise), if any, the amount of such dividends, and the establishment of record and payment dates is subject to final determination by the Board of Directors at its discretion after its review of the Company’s financial performance and anticipated capital requirements, taking into account the uncertain macroeconomic conditions on our results of operations and cash flows.
Other Comprehensive Income (Loss) and Accumulated Other Comprehensive Loss
The following tables disclose the effects on accumulated other comprehensive loss of each component of other comprehensive income (loss), net of tax (in thousands):

Amount
Ending balance, August 31, 2022	$(195,586)
Foreign currency translation adjustments	33,708
Defined benefit pension plans (1)	(1,819)
Derivative instruments (2)	(443)
Amounts reclassified from accumulated other comprehensive loss	148
Ending balance, August 31, 2023	$(163,992)
Foreign currency translation adjustments	693
Defined benefit pension plans (1)	501
Derivative instruments (2)	(2,189)
Amounts reclassified from accumulated other comprehensive loss	397
Ending balance, August 31, 2024	$(164,590)
Foreign currency translation adjustments	3,879
Defined benefit pension plans (1)	275
Derivative instruments (2)	(1,274)
Amounts reclassified from accumulated other comprehensive loss	271
Ending balance, August 31, 2025	$(161,439)
(1)Amounts reclassified from accumulated other comprehensive loss related to the minimum pension liability are included in warehouse club and other operations in the Company's consolidated statements of income.
(2)Refer to “Note 13 - Derivative Instruments and Hedging Activities.”
Retained Earnings Not Available for Distribution
The following table summarizes retained earnings designated as legal reserves of various subsidiaries which cannot be distributed as dividends to PriceSmart, Inc. according to applicable statutory regulations (in thousands):

	August 31, 2025	August 31, 2024
Retained earnings not available for distribution	$9,741	$9,615

PRICESMART, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
Share Repurchase Program
In July 2023 we announced a program authorized by our Board of Directors to repurchase up to $75 million of our common stock. We began repurchases in the fourth quarter of fiscal year 2023 and successfully completed the program in the first quarter of fiscal year 2024. We purchased a total of approximately 1,007,000 shares of our common stock under the program. The repurchases were made on the open market pursuant to a trading plan established pursuant to Rule 10b5-1 under the Securities Exchange Act of 1934, as amended, which permitted us to repurchase common stock at times when we might otherwise have been precluded from doing so under insider trading laws or self-imposed trading restrictions. We have no plans to continue repurchases or adopt a new repurchase plan at this time. However, the Board of Directors could choose to commence another program in the future at its discretion after its review of the Company’s financial performance and anticipated capital requirements. During fiscal year 2025, the Company did not repurchase shares under a share repurchase program.
Share repurchase activity under the Company’s repurchase programs for the periods indicated was as follows (total cost in thousands):

	Years Ended
	August 31, 2024	August 31, 2023
Number of common shares acquired	935,663	71,530
Average price per common share acquired	$74.13	$78.54
Total cost of common share acquired	$69,362	$5,618
NOTE 7 – POST EMPLOYMENT PLANS
Defined Contribution Plans
PriceSmart offers a defined contribution 401(k) retirement plan to its U.S. employees, including warehouse club employees in the U.S. Virgin Islands, which auto-enrolls employees in the plan immediately on the first day of employment. The Company makes non-discretionary contributions to the 401(k) plan with a 4% “Company Contribution” based on the employee’s salary regardless of the employee’s own contributions to the plan up to the IRS maximum allowed. The Company also makes incremental non-discretionary contributions to the 401(k) plan to the employees who defer up to 2% of their salary. The Company may also make discretionary contributions to the 401(k) plan. Employer contributions to the 401(k) plan for the Company's U.S. employees were $3.6 million, $3.4 million and $2.9 million during fiscal years 2025, 2024 and 2023, respectively.
PriceSmart also offers defined contribution retirement plans in many of its subsidiaries. The Company makes non-discretionary contributions to these plans based on the employee’s salary, regardless of the employee’s own contributions to the plan, up to the maximum allowed. The expenses associated with the plans for the Company’s non-U.S. employees were $5.0 million, $4.6 million and $4.5 million during fiscal years 2025, 2024 and 2023, respectively.
Defined Benefit Plans
The Company's subsidiaries located in three countries have unfunded post-employment benefit plans (defined benefit plans) in which the subsidiary is required to pay a specified benefit upon retirement, voluntary departure or death of the employee. The amount of the benefit is predetermined by a formula based on the employee's earnings history, tenure of service and age. Because the obligation to provide benefits arises as employees render the services necessary to earn the benefits pursuant to the terms of the plan, the Company recognizes the cost of providing the benefits over the projected employee service periods. These payments are only due if an employee reaches certain thresholds, such as tenure and/or age. Therefore, these plans are treated as defined benefit plans. For these defined benefit plans, the Company has engaged actuaries to assist with estimating the current costs associated with these future benefits. The liabilities for these unfunded plans are recorded as non-current liabilities.

PRICESMART, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
The following table summarizes the amount of the funding obligation and the line items in which it is recorded on the consolidated balance sheets as of August 31, 2025 and 2024 and consolidated statements of income for the fiscal years ended August 31, 2025, 2024 and 2023 (in thousands):

	Other Long-Term Liability		Accumulated Other Comprehensive Loss			Operating Expenses
	August 31,					Year Ended August 31,
	2025	2024	2025	2024		2025	2024	2023
Start of period	$(5,510)	$(5,843)	$2,357	$3,604		$—	$—	$—
Service cost	(456)	(601)	—	—		549	555	365
Interest cost	(307)	(289)	—	—		307	289	139
Prior service cost (including amortization)	—	—	(25)	(24)		25	24	26
Actuarial gains/(losses)	774	1,223	(774)	(1,223)		246	373	122
Totals	$(5,499)	$(5,510)	$1,558	$2,357	(1)	$1,127	$1,241	$652
(1)The Company has recorded a deferred tax asset of $504,000 and $756,000 as of August 31, 2025 and 2024, respectively, relating to the unrealized expense on defined benefit plans. The Company also recorded accumulated other comprehensive loss, net of tax, for $1,056,000 and $1,602,000 as of August 31, 2025 and 2024, respectively.
The valuation assumptions used to calculate the liability for the defined benefit plans differ based on the country where the plan applies. These assumptions are summarized as follows:

Year Ended August 31,
Valuation Assumptions:	2025	2024
Discount rate	5.4% to 10.9%	5.0% to 9.7%
Future salary escalation	3.5% to 4.0%	3.5% to 4.0%
Percentage of employees assumed to withdraw from Company without a benefit (“turnover”)	7.4% to 15.0%	7.5% to 15.0%
Percentage of employees assumed to withdraw from Company with a benefit (“disability”)	0.5% to 1.5%	0.5% to 1.5%
For the fiscal year ending August 31, 2026, the Company expects to recognize, as components of net periodic benefit cost, the following amounts currently recorded in accumulated other comprehensive loss (in thousands):

Prior service cost	$25
Amortization of actuarial loss	208
$233
Other Post-Employment Benefit Plans
Some of the Company’s subsidiaries are parties to funded and unfunded post-employment benefit plans based on services that the employees have rendered. These plans require the Company to pay a specified benefit on retirement, voluntary departure or death of the employee, or monthly payments to an external fund manager. The amount of these payments is predetermined by a formula based on the employee's earnings history and tenure of service. Because the obligation to provide benefits arises as employees render the services necessary to earn the benefits pursuant to the terms of the plan, the cost associated with providing the benefits is recognized as the employee provides those services. The employees' rights to receive payment on these plans are not dependent on their reaching certain thresholds like age or tenure. Therefore, these plans are not treated as defined benefit plans. For these post-employment benefit plans, the Company has accrued liabilities that are recorded as accrued salaries and benefits and other long-term liabilities.

PRICESMART, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
The following table summarizes the amounts recorded on the balance sheet and amounts expensed on the consolidated statements of income (in thousands):

	Accrued Salaries and Benefits		Other Long-Term Liability		Restricted Cash Held (1)		Operating Expenses
	Years Ended August 31,
	2025	2024	2025	2024	2025	2024	2025	2024	2023
Other Post Employment Plans	$1,029	$850	$6,220	$5,694	$5,907	$5,389	$2,125	$2,130	$1,754
(1)With some locations, local statutes require the applicable Company subsidiary to deposit cash in its own name with designated fund managers. The funds earn interest, which the Company recognizes as interest income.
NOTE 8 – STOCK BASED COMPENSATION
Stock Based Compensation – The Company utilizes three types of equity awards: restricted stock awards (“RSAs”), restricted stock units (“RSUs”) and, except for fiscal year 2024, performance stock units (“PSUs”).
The Company adopted the 2013 Equity Incentive Award Plan (the "2013 Plan") for the benefit of its eligible employees, consultants and non-employee directors on January 22, 2013. The 2013 Plan initially provided for awards covering up to 600,000 shares of common stock plus the number of shares that remained available for issuance as of January 22, 2013 under three equity participation plans previously maintained by the Company. The 2013 plan was amended in fiscal year 2021, to increase the number of shares of Common Stock available for the grant of awards by 500,000 and it was further amended to increase the number of shares of Common Stock available for the grant of awards by an additional 750,000 shares in both fiscal years 2023 and 2025. The number of shares reserved for issuance under the 2013 Plan increases during the term of the plan by the number of shares relating to awards outstanding under the 2013 Plan or any of the prior plans that expire, or are forfeited, terminated, canceled or repurchased, or are settled in cash in lieu of shares. However, in no event will more than an aggregate of 3,531,818 shares of the Company’s common stock be issued under the 2013 Plan.
The following table summarizes the shares authorized and shares available for future grants:

		Shares available to grant
	Shares authorized for issuance as of August 31, 2025 (including shares originally authorized for issuance under prior plans)	August 31, 2025	August 31, 2024
2013 Plan	3,067,923	2,209,078	596,058
The following table summarizes the components of the stock-based compensation expense for the twelve-month periods ended August 31, 2025, 2024 and 2023 (in thousands), which are included in general and administrative expense and warehouse club and other operations in the consolidated statements of income:

	Years Ended August 31,
	2025	2024	2023
Restricted stock awards	$13,629	$12,128	$10,641
Restricted stock units	4,671	4,501	3,701
Performance stock units	512	664	2,232
Stock-based compensation expense	$18,812	$17,293	$16,574

PRICESMART, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
The following tables summarize other information related to stock-based compensation:

	Balance as of
	August 31, 2025	August 31, 2024	August 31, 2023
Remaining unrecognized compensation cost (in thousands)	$37,448	$43,490	$15,386
Weighted average period of time over which this cost will be recognized (years)	3	3	2

	Years Ended August 31,
	2025	2024	2023
Excess tax deficiency on stock-based compensation (in thousands)	$(919)	$(588)	$(2,787)
The restricted stock awards and units generally vest over a three-year or five-year period and the unvested portion of the award is forfeited if the employee or non-employee director leaves the Company before the vesting period is completed.
Restricted stock awards, restricted stock units, and performance-based restricted stock units activity for the twelve months ended August 31, 2025, 2024 and 2023 was as follows:

	Years Ended
	August 31, 2025	August 31, 2024	August 31, 2023
Grants outstanding at beginning of period	767,947	342,741	361,822
Granted	231,814	657,649	365,850
Forfeited	(15,357)	(61,029)	(118,577)
Vested	(223,451)	(171,414)	(266,354)
Grants outstanding at end of period	760,953	767,947	342,741
The following table summarizes the weighted average per share grant date fair value for restricted stock awards, restricted stock units, and performance based restricted stock units for fiscal years 2025, 2024 and 2023:

Weighted Average Grant Date Fair Value	Years Ended
	August 31, 2025	August 31, 2024	August 31, 2023
RSAs, RSUs, and PSUs granted	$90.28	$73.28	$63.93
RSAs, RSUs, and PSUs vested	$71.99	$71.12	$70.26
RSAs, RSUs, and PSUs forfeited	$77.93	$66.97	$66.14
The following table summarizes the total fair market value of restricted stock awards, restricted stock units, and performance based restricted stock units vested for the period (in thousands):

	Years Ended
	August 31, 2025	August 31, 2024	August 31, 2023
Total fair market value of restricted stock awards and units vested (in thousands)	$20,727	$13,424	$19,325
At the vesting dates for equity awards to employees, the Company repurchases a portion of the shares that have vested at the prior day's closing price per share. The funds are used to pay the employees' tax withholding requirements related to the vesting of restricted stock awards. The Company expects to continue this practice going forward.

PRICESMART, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
Shares of common stock repurchased by the Company are recorded at cost as treasury stock and result in the reduction of stockholders’ equity in the Company’s consolidated balance sheets. The Company may reissue these treasury shares.
The following table summarizes the equity securities repurchased during fiscal years 2025, 2024 and 2023 as part of the Company's stock-based compensation programs:

	Years Ended
	August 31, 2025	August 31, 2024	August 31, 2023
Shares repurchased	72,284	44,413	99,998
Cost of repurchase of shares (in thousands)	$6,710	$3,512	$7,245
The Company reissues treasury shares as part of its stock-based compensation programs. The following table summarizes the treasury shares reissued during the period:

	Years Ended
	August 31, 2025	August 31, 2024	August 31, 2023
Reissued treasury shares	65,000	3,000	6,333
NOTE 9 – COMMITMENTS AND CONTINGENCIES
Legal Proceedings
From time to time, the Company and its subsidiaries are subject to legal proceedings, claims and litigation arising in the ordinary course of business related to the Company’s operations and property ownership. The Company evaluates such matters on a case-by-case basis, and vigorously contests any such legal proceedings or claims which the Company believes are without merit. The Company believes that the final disposition of these matters will not have a material adverse effect on its financial position, results of operations or liquidity. It is possible, however, that the Company's results of operations for a particular quarter or fiscal year could be impacted by changes in circumstances relating to such matters.
The Company establishes an accrual for legal proceedings if and when those matters reach a stage where they present loss contingencies that are both probable and reasonably estimable. In such cases, there may be a possible exposure to loss in excess of any amounts accrued. The Company monitors those matters for developments that would affect the likelihood of a loss and the accrued amount, if any, thereof, and adjusts the amount as appropriate. If the loss contingency at issue is not both probable and reasonably estimable, the Company does not establish an accrual, but will continue to monitor the matter for developments that will make the loss contingency both probable and reasonably estimable. If it is at least a reasonable possibility that a material loss will occur, the Company will provide disclosure regarding the contingency.

PRICESMART, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
Income and Non-Income Taxes
We are required to file federal and state income tax returns in the United States and income tax and various other tax returns in multiple foreign jurisdictions, each with changing tax laws, regulations and administrative positions. This requires significant judgment, the use of estimates, and the interpretation and application of complex tax laws. We record the benefits of uncertain tax positions in our financial statements only after determining it is more likely than not the uncertain tax positions would sustain challenge by taxing authorities, including resolution of related appeals or litigation processes, if any. We develop our assessment of an uncertain tax position based on the specific facts and legal arguments of each case and the associated probability of our reporting position being upheld, using internal expertise and the advice of third-party experts. However, our tax returns are subject to routine reviews by the various taxing authorities in the jurisdictions in which we file our tax returns. As part of these reviews, taxing authorities may challenge, and in some cases presently are challenging, the interpretations we have used to calculate our tax liability. In addition, any settlement with the tax authority or the outcome of any appeal or litigation process might result, and in some cases has resulted, in an outcome that is materially different from our estimated liability. When facts and circumstances change, we reassess these probabilities and record any changes in the consolidated financial statements as appropriate. Variations in the actual outcome of these cases could materially impact our consolidated financial statements.
The Company accrues an amount for its estimate of probable additional income tax liability. In certain cases, the impact of an uncertain income tax position on the income tax return must be recognized at the largest amount that is more likely than not to be sustained upon audit by the relevant tax authority. An uncertain income tax position will not be recognized if it has less than 50% likelihood of being sustained (refer to “Note 10 - Income Taxes" for additional information).
In evaluating the exposure associated with various non-income tax filing positions, the Company accrues for probable and estimable exposures for non-income tax related tax contingencies. As of August 31, 2025 and 2024, the Company has recorded within other accrued expenses and other current liabilities a total of $1.1 million and $1.2 million, respectively, for various non-income tax related tax contingencies.
Minimum tax rules, applicable in some of the countries where the Company operates, require the Company to pay taxes based on a percentage of sales if the resulting tax were greater than the tax payable based on a percentage of income (Alternative Minimum Tax or "AMT"). This can result in AMT payments substantially in excess of those the Company would expect to pay based on taxable income. As the Company believes that, in one country where it operates, it should only be ultimately liable for an income-based tax, it has accumulated income tax receivables of $10.5 million and $10.9 million and deferred tax assets of $3.9 million and $3.4 million as of August 31, 2025 and August 31, 2024, respectively, in this country.
In fiscal year 2023, we recorded a $7.2 million charge to settle an AMT payment dispute in another one of our markets. Of this amount, $1.0 million is a reserve recorded against an income tax receivable for one of the tax years for which we sought a refund and the remaining $6.2 million was for the unpaid years of the dispute in which the Company made tax payments using the original computation based on taxable income. Additionally, as part of the settlement, the Company agreed to pay AMT on a go-forward basis, which was approximately $2.2 million for fiscal year 2025.
While the Company believes the recorded liabilities are adequate, there are inherent limitations in projecting the outcome of litigation, in estimating probable additional income tax liability taking into account uncertain tax positions and in evaluating the probable additional tax associated with various non-income tax filing positions. As such, the Company is unable to make a reasonable estimate of the sensitivity to change of estimates affecting its recorded liabilities. As additional information becomes available, the Company assesses the potential liability and revises its estimates as appropriate.

PRICESMART, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
Other Commitments
The Company is committed under non-cancelable operating leases for the rental of facilities and land. Refer to “Note 12 – Leases”.
The Company is also committed to non-cancelable construction service obligations for various warehouse club developments and expansions. As of August 31, 2025 and August 31, 2024, the Company had approximately $11.5 million and $14.7 million, respectively, in contractual obligations for construction services not yet rendered.
As of August 31, 2025, the Company has signed a lease agreement for a facility to be built by the lessor related to the relocation of its warehouse club in Miraflores, Guatemala. As part of the agreement, the landlord has agreed to build a shell building which is estimated to be delivered in the second half of calendar year 2026. Once this building is ready, the Company expects to use approximately $12.1 million in cash to outfit this club. The lease will have a term of approximately 20 years, with a 5-year renewal option, and will commence upon delivery of the shell building to the Company. Per the lease agreement, the Company will pay monthly fixed base rent payments which increase annually based on the Consumer Price Index. The Company will also pay variable rent payments if the yearly warehouse sales for the location are in excess of a certain threshold. A collateralized incremental borrowing rate was used to determine the present value of estimated future minimum lease commitments. The present value of estimated future minimum lease commitments for this lease are as follows (in thousands):

Years Ended August 31,	Amount
2027	$559
2028	1,626
2029	1,584
2030	1,543
2031	1,503
Thereafter	19,299
Total future lease payments	$26,114
From time to time, the Company has entered into general land purchase and land purchase option agreements. The Company’s land purchase agreements are typically subject to various conditions, including, but not limited to, the ability to obtain necessary governmental permits or approvals. A deposit under an agreement is typically returned to the Company if all permits or approvals are not obtained. Generally, the Company has the right to cancel any of its agreements to purchase land without cause by forfeiture of some or all of the deposits it has made pursuant to the agreement. As of August 31, 2025 the Company had entered into five land purchase agreements that, if completed, would result in the use of approximately $23.0 million in cash.
Refer to “Note 15 - Unconsolidated Affiliates” for a description of additional capital contributions that may be required in connection with a joint venture to develop a commercial center adjacent to a PriceSmart warehouse club in Panama.

PRICESMART, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
NOTE 10 – INCOME TAXES
Income from continuing operations before provision for income taxes and loss of unconsolidated affiliates includes the following components (in thousands):

	Years Ended August 31,
	2025	2024	2023
United States	$99,516	$60,697	$57,941
Foreign	106,982	140,730	111,270
Income from continuing operations before provision for income taxes and income (loss) of unconsolidated affiliates	$206,498	$201,427	$169,211
Significant components of the income tax provision are as follows (in thousands):

	Years Ended August 31,
	2025	2024	2023
Current:
U.S. tax expense	$20,236	$23,213	$21,604
Foreign tax expense	42,564	43,488	41,639
Total	$62,800	$66,701	$63,243
Deferred:
U.S. tax benefit	$(7,886)	$(15,389)	$(11,958)
U.S. valuation allowance change	6,966	12,532	12,598
Foreign tax benefit	(3,556)	(1,904)	(3,935)
Foreign valuation allowance change	293	678	3
Total	$(4,183)	$(4,083)	$(3,292)
Provision for income taxes	$58,617	$62,618	$59,951
The reconciliation of income tax computed at the Federal statutory tax rate to the provision for income taxes is as follows (in percentages):

	Years Ended August 31,
	2025	2024	2023
Federal tax provision at statutory rates	21.0%	21.0%	21.0%
State taxes, net of federal benefit	0.4	0.2	0.3
Differences in foreign tax rates	7.3	2.1	6.8
Permanent items and other adjustments	(3.4)	0.6	(0.1)
Increase in valuation allowance	3.1	7.2	7.4
Provision for income taxes	28.4%	31.1%	35.4%

PRICESMART, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
Significant components of the Company’s deferred tax assets as of August 31, 2025 and 2024 are shown below (in thousands):

	August 31,
	2025	2024
Deferred tax assets:
Foreign tax credits	$59,286	$54,451
Deferred compensation	2,826	2,819
U.S. timing differences	10,635	7,992
Foreign net operating losses	4,692	4,590
Foreign timing differences:
Accrued expenses and other timing differences	10,100	8,765
Depreciation and amortization	18,059	16,944
Deferred income	9,869	9,120
Gross deferred tax assets	115,467	104,680
U.S. deferred tax liabilities (depreciation and other timing differences)	(877)	(1,199)
Foreign deferred tax liabilities netted against deferred tax assets	(6,629)	(5,883)
U.S. valuation allowance	(61,478)	(55,871)
Foreign valuation allowance	(5,254)	(5,110)
Net deferred tax assets	$41,229	$36,618
For fiscal year 2025, the effective tax rate was 28.4%. The decrease in the effective rate versus the prior year was primarily attributable to our implementation of certain tax optimization initiatives implemented at the beginning of fiscal year 2025.
For fiscal year 2025, management concluded that a valuation allowance continues to be necessary for certain U.S. and foreign deferred tax assets primarily because of the existence of negative objective evidence, such as the fact that certain subsidiaries are in a cumulative loss position for the past three years, and the determination that certain net operating loss carryforward periods are not sufficient to realize the related deferred tax assets. The Company factored into its analysis the inherent risk of forecasting revenue and expenses over an extended period of time and also considered the potential risks associated with its business. The Company had net foreign deferred tax assets of $30.8 million and $28.4 million as of August 31, 2025 and 2024, respectively.
The Company does not provide for income taxes which would be payable if undistributed earnings of its foreign subsidiaries were remitted to the U.S. The Company considers earnings to be permanently reinvested for any jurisdiction where distribution from a foreign affiliate would cause additional tax cost, and management has no plans to repatriate the related undistributed earnings and profits from these foreign affiliates. As of August 31, 2025 and 2024 the undistributed earnings of these foreign subsidiaries are approximately $544.3 million and $461.5 million, respectively.
The Company accrues for the estimated additional amount of taxes for uncertain income tax positions if the likelihood of sustaining the tax position does not meet the more likely than not standard for recognition of tax benefits. These positions are recorded as unrecognized tax benefits.

PRICESMART, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows (in thousands):

	Years Ended August 31,
	2025	2024	2023
Balance at beginning of fiscal year	$4,294	$4,745	$5,041
Gross increase - tax positions in prior period	—	11	35
Gross decrease - tax positions in prior period	(3)	—	—
Additions based on tax positions related to the current year	—	7	143
Expiration of the statute of limitations for the assessment of taxes	(1,623)	(469)	(474)
Balance at end of fiscal year	$2,668	$4,294	$4,745
As of August 31, 2025, the liability for income taxes associated with unrecognized tax benefits was $2.7 million and can be reduced by $0.1 million of tax benefits recorded as deferred tax assets and liabilities. The net amount of $2.6 million would, if recognized, favorably affect the Company's financial statements and favorably affect the Company's effective income tax rate.
The Company recognizes interest and/or penalties related to unrecognized tax benefits in income tax expense. As of August 31, 2025 and 2024, the Company had accrued an additional $1.8 million and $1.7 million, respectively, for the payment of interest and penalties related to the above-mentioned unrecognized tax benefits.
The Company expects changes in the amount of unrecognized tax benefits in the next 12 months as the result of a lapse in various statutes of limitations. The lapse of statutes of limitations in the twelve-month period ending August 31, 2026 could result in a total income tax benefit amounting up to $2.3 million.
The Company has various appeals pending before tax courts in its subsidiaries' jurisdictions. Any possible settlement could increase or decrease earnings but is not expected to be significant. Audit outcomes and the timing of audit settlements are subject to significant uncertainty.
Minimum tax rules, applicable in some of the countries where the Company operates, require the Company to pay taxes based on a percentage of sales if the resulting tax were greater than the tax payable based on a percentage of income (Alternative Minimum Tax or "AMT"). This can result in AMT payments substantially in excess of those the Company would expect to pay based on taxable income. As the Company believes that, in one country where it operates, it should only be ultimately liable for an income-based tax, it has accumulated income tax receivables of $10.5 million and $10.9 million and deferred tax assets of $3.9 million and $3.4 million as of August 31, 2025 and August 31, 2024, respectively, in this country.
In fiscal year 2023, the Company recorded a $7.2 million charge to settle the AMT payment dispute in another one of our markets, $1.0 million of which was a reserve for an income tax receivable for one of the tax years for which the Company sought a refund and the remaining $6.2 million for the unpaid years of the dispute in which the Company made tax payments using the original computation based on taxable income.
While the rules related to refunds of income tax receivables in these countries are either unclear or complex, the Company has not placed any type of allowance on the recoverability of the remaining tax receivables, deferred tax assets or amounts that may be deemed under-paid, because the Company believes that it is more likely than not that it will ultimately succeed in its refund requests and appeals of these rules.

PRICESMART, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
The Company and its subsidiaries file income tax returns in the U.S. federal jurisdiction and various state and foreign jurisdictions. The Company is generally no longer subject to income tax examinations by tax authorities in its major jurisdictions except for the fiscal years subject to audit as set forth in the table below:

Tax Jurisdiction	Fiscal Years Subject to Audit
U.S. federal	2007, 2016* to 2018*, 2022 to the present
California (U.S.) (state return)	2021 to the present
Florida (U.S.) (state return)	2012* to 2018*, 2022 to the present
Aruba	2020 to the present
Barbados	2019 to the present
Costa Rica	2011 to 2012, 2015 to 2016, 2019 to the present
Colombia	2019 to the present
Dominican Republic	2011 to 2012, 2016, 2021 to the present
El Salvador	2019, 2022 to the present
Guatemala	2012 to 2013, 2019, 2021 to the present
Honduras	2018 to the present
Jamaica	2019 to the present
Mexico	2021 to the present
Nicaragua	2020 to the present
Panama	2023 to the present
Trinidad	2016, 2019 to the present
U.S. Virgin Islands	2001 to the present
Spain	2022 to the present
*Aeropost only
Generally, for U.S. federal and U.S. Virgin Islands tax reporting purposes, the statute of limitations is three years from the date of filing of the income tax return. If and to the extent the tax year resulted in a taxable loss, the statute is extended to three years from the filing date of the income tax return in which the carryforward tax loss was used to offset taxable income in the carryforward year. Given the historical losses in these jurisdictions and the Section 382 change in control limitations on the use of the tax loss carryforwards, there is uncertainty and significant variation as to when a tax year is no longer subject to audit.
NOTE 11 – DEBT
Short-term borrowings consist of unsecured lines of credit and short-term overdraft borrowings. The following table summarizes the balances of total facilities, facilities used and facilities available (in thousands):

	Total Amount of Facilities	Facilities Used		Facilities Available	Weighted average interest rate
		Short-term Borrowings	Letters of Credit
August 31, 2025 - Committed	$75,000	$—	$—	$75,000	—%
August 31, 2025 - Uncommitted	96,000	12,286	—	83,714	9.5%
August 31, 2025 - Total	$171,000	$12,286	$—	$158,714	9.5%

August 31, 2024 - Committed	$75,000	$—	$225	$74,775	—%
August 31, 2024 - Uncommitted	96,000	8,007	—	87,993	11.3%
August 31, 2024 - Total	$171,000	$8,007	$225	$162,768	11.0%

PRICESMART, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
As of August 31, 2025 and August 31, 2024, the Company was in compliance with all covenants or amended covenants for each of its short-term facility agreements. These facilities generally expire annually or bi-annually and are normally renewed. One of these facilities is a committed credit agreement with one bank for $75.0 million. In exchange for the bank’s commitment to fund any drawdowns the Company requests, the Company pays an annual commitment fee of 0.25%, payable quarterly, on any unused portion of this facility. Additionally, the Company has uncommitted facilities in most of the countries where it operates, with drawdown requests subject to approval by the individual banks each time a drawdown is requested.
The following table provides the changes in long-term debt for the twelve months ended August 31, 2025:

(Amounts in thousands)	Current portion of long-term debt	Long-term debt (net of current portion)	Total
Balances as of August 31, 2023	$20,193	$119,487	$139,680	(1)
Proceeds from long-term debt received during the period:
Panama subsidiary	—	16,500	16,500
Total proceeds from long-term debt received during the period	—	16,500	16,500
Repayments of long-term debt:	(3,707)	(22,613)	(26,320)
Reclassifications of long-term debt due in the next 12 months	19,374	(19,374)	—
Translation adjustments on foreign currency debt of subsidiaries whose functional currency is not the U.S. dollar(2)	57	443	500
Balances as of August 31, 2024	35,917	94,443	130,360	(3)
Proceeds from long-term debt received during the period:
Trinidad subsidiary	19,311	51,119	70,430
Guatemala subsidiary	458	9,542	10,000
United States	—	12,500	12,500
Total proceeds from long-term debt received during the period	19,769	73,161	92,930
Repayments of long-term debt:	(23,303)	(14,069)	(37,372)
Reclassifications of long-term debt due in the next 12 months	6,076	(6,076)	—
Translation adjustments on foreign currency debt of subsidiaries whose functional currency is not the U.S. dollar(2)	216	463	679
Balances as of August 31, 2025	$38,675	$147,922	$186,597	(4)
(1)The carrying amount of non-cash assets assigned as collateral for these loans was $156.2 million. The carrying amount of cash assets assigned as collateral for these loans was $3.5 million.
(2)These foreign currency translation adjustments are recorded within other comprehensive income (loss).
(3)The carrying amount of non-cash assets assigned as collateral for these loans was $155.1 million. The carrying amount of cash assets assigned as collateral for these loans was $1.7 million.
(4)The carrying amount of non-cash assets assigned as collateral for these loans was $185.6 million. The carrying amount of cash assets assigned as collateral for these loans was $26.5 million.

PRICESMART, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
In June 2025, the Company obtained a ten-year term loan for $12.5 million to fund the purchase of its new headquarters offices located in San Diego, California. The loan has a balloon payment due at maturity. The Company entered into an interest rate swap agreement to secure a 5.72% fixed interest rate on this loan.
In the fourth quarter of fiscal year 2025, the Company entered into the following financing transactions to provide our Trinidad subsidiary with additional U.S. dollar liquidity needed to meet its operational needs and help reduce the shortfall in U.S. dollar sourcing due to continued illiquid foreign exchange conditions in that market:
•The Company's Trinidad subsidiary entered into a privately placed bond agreement to issue bonds denominated in Jamaican dollars and indexed to U.S. dollars for the equivalent of U.S. $29.5 million, with a coupon rate of 7.25% and repayable over a four-year period;
•The Company's Trinidad subsidiary entered into a four-year cash-secured syndicated loan agreement for the equivalent of U.S. $20.5 million, of which $15.0 million is U.S. dollar denominated and $5.5 million is denominated in Jamaican dollars and indexed to U.S. dollars, at a 7.25% interest rate; and
•The Company's Trinidad subsidiary entered into a three-year term loan agreement denominated in U.S. dollars for U.S. $15.0 million. This U.S. $15.0 million loan is indexed to Trinidad dollars and will be repaid in Trinidad dollars, at an 11.50% interest rate.
Also, in the fourth quarter of fiscal year 2025, the Company entered into a loan agreement for $10.0 million to partially fund the construction of the new Quetzaltenango warehouse club. The loan has a term of 15 years. The loan is denominated in Guatemalan quetzales at a 7.60% interest rate.
The following table provides a summary of the third party long-term loans entered into by the Company:

	August 31, 2025	August 31, 2024
Loans entered into by the Company's subsidiaries for which the subsidiary has entered into a cross-currency interest rate swap with non-cash assets and/or cash or cash equivalents assigned as collateral and with/without established debt covenants	$—	$19,770
Loans entered into by the Company or its subsidiaries for which the Company or its subsidiary has entered into an interest rate swap with non-cash assets and/or cash or cash equivalents assigned as collateral and with/without established debt covenants	56,355	28,794
Unhedged loans entered into by the Company's subsidiaries with non-cash assets and/or cash or cash equivalents assigned as collateral and with/without established debt covenants (1)	130,242	81,796
Total long-term debt	186,597	130,360
Less: current portion	38,675	35,917
Long-term debt, net of current portion	$147,922	94,443
(1)Refer to Part II. "Item 7A. Quantitative and Qualitative Disclosures about Market Risk" for more information about the composition of fixed-interest-rate and variable-interest-rate loans.
As of August 31, 2025 and August 31, 2024, the Company had approximately $78.1 million and $76.6 million, respectively, of long-term loans in several foreign subsidiaries which require these entities to comply with certain annual or quarterly financial covenants, which include debt service and leverage ratios. The Company was in compliance with all covenants or amended covenants for both periods. The net increase in long-term debt during the twelve months ended August 31, 2025 is primarily attributable to loans entered into by the Company’s Trinidad and Guatemala subsidiaries, as well as a loan entered by the US corporate office, and partially offset by payments on its long-term debt.

PRICESMART, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
Annual maturities of long-term debt are as follows (in thousands):

Twelve Months Ended August 31,	Amount
2026	$38,675
2027	53,418
2028	32,437
2029	17,934
2030	3,729
Thereafter	40,404
Total	$186,597
NOTE 12 – LEASES
In accordance with ASC 842, the Company determines if an arrangement is a lease at inception or modification of a contract and classifies each lease as either operating or finance lease at commencement. The Company only reassesses lease classification subsequent to commencement upon a change to the expected lease term or the contract being modified. As of August 31, 2025, the Company only has operating leases for its clubs, distribution centers, office space, and land. Operating leases, net of accumulated amortization, are included in operating lease right of use (“ROU”) assets, and current and non-current operating lease liabilities on the Company’s consolidated balance sheets. Lease expense for operating leases is included in selling, general and administrative expense on the Company’s consolidated statements of income. Leases with an initial term of twelve months or less are not recorded on the Company’s consolidated balance sheet.
The Company is generally obligated for the cost of property taxes, insurance, and maintenance relating to its leases, which are often variable lease payments. Such costs are included in selling, general and administrative expense in the consolidated statements of income.
Certain of the Company's lease agreements provide for lease payments based on future sales volumes at the leased location, or include rental payments adjusted periodically for inflation or based on an index, which are not measurable at the inception of the lease. The Company expenses such variable amounts in the period incurred, which is the period in which it becomes probable that the specified target that triggers the variable lease payments will be achieved. The Company's lease agreements do not contain any material residual value guarantees or material restrictive covenants.
ROU assets represent the right to use an underlying asset for the lease term, and lease liabilities represent the obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at the commencement date based on the present value of lease payments over the reasonably certain lease term. The operating lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option or if an economic penalty may be incurred if the option is not exercised. The initial lease terms of the Company’s operating leases range from 2 to 41 years.
Where the Company's leases do not provide an implicit rate, a collateralized incremental borrowing rate ("IBR") is used to determine the present value of lease payments. The IBR is based on a yield curve derived by publicly traded bond offerings for companies with similar credit characteristics that approximate the Company's market risk profile. In addition, we adjust the IBR for jurisdictional risk derived from quoted interest rates from financial institutions to reflect the cost of borrowing in the Company’s local markets.

PRICESMART, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
The following table is a summary of the Company’s components of total lease costs for fiscal year 2025 and 2024 (in thousands):

	Years Ended August 31,
	2025	2024
Operating lease cost	$15,375	$15,368
Short-term lease cost	374	243
Variable lease cost	6,200	5,464
Sublease income	(111)	(109)
Total lease costs	$21,838	$20,966
The weighted average remaining lease term and weighted average discount rate for operating leases as of August 31, 2025 and August 31, 2024 were as follows:

	Years Ended August 31,
	2025	2024
Weighted average remaining lease term in years	17.5	18.1
Weighted average discount rate percentage	6.7%	6.7%
Supplemental cash flow information related to leases under which the Company is the lessee was as follows (amounts in thousands):

	Years Ended August 31,
	2025	2024
Operating cash flows paid for operating leases	$14,834	$15,368
The Company is committed under non-cancelable operating leases for the rental of facilities and land. Future minimum lease commitments for facilities under these leases with an initial term in excess of one year are as follows (in thousands):

Years Ended August 31,	Leased Locations
2026	$16,019
2027	14,802
2028	11,756
2029	11,584
2030	11,813
Thereafter	163,983
Total future lease payments	229,957
Less imputed interest	(99,783)
Total operating lease liabilities	$130,174
NOTE 13 – DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

The Company is exposed to interest rate risk relating to its ongoing business operations. To manage interest rate exposure, the Company enters into hedge transactions (interest rate swaps) using derivative financial instruments. The objective of entering into interest rate swaps is to eliminate the variability of cash flows in the SOFR interest payments associated with variable-rate loans over the life of the loans. As changes in interest rates impact the future cash flow of interest payments, the hedges provide a synthetic offset to interest rate movements.

PRICESMART, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
In addition, the Company is exposed to foreign currency and interest rate cash flow exposure related to non-functional currency long-term debt of one of its wholly owned subsidiaries. To manage this foreign currency and interest rate cash flow exposure, some of the Company’s subsidiaries have entered into cross-currency interest rate swaps that convert their U.S. dollar denominated floating interest payments to functional currency fixed interest payments during the life of the hedging instrument. As changes in foreign exchange and interest rates impact the future cash flow of interest payments, the hedges are intended to offset changes in cash flows attributable to interest rate and foreign exchange movements.
These derivative instruments (cash flow hedging instruments) are designated and qualify as cash flow hedges, with the entire gain or loss on the derivative reported as a component of other comprehensive loss. Amounts are deferred in other comprehensive loss and reclassified into earnings in the same income statement line item that is used to present the earnings effect of the hedged item when the hedged item affects earnings.
The Company is exposed to foreign-currency exchange-rate fluctuations in the normal course of business, including foreign-currency exchange-rate fluctuations on U.S. dollar denominated liabilities within its international subsidiaries whose functional currency is other than the U.S. dollar. The Company manages these fluctuations, in part, through the use of non-deliverable forward foreign-exchange contracts (NDFs) that are intended to offset changes in cash flow attributable to currency exchange movements. These contracts are intended primarily to economically address exposure to U.S. dollar merchandise inventory expenditures made by the Company’s international subsidiaries whose functional currency is other than the U.S. dollar. Currently, these contracts do not qualify for derivative hedge accounting. The Company seeks to mitigate foreign-currency exchange-rate risk with the use of these contracts and does not intend to engage in speculative transactions. These contracts do not contain any credit-risk-related contingent features.
Cash Flow Hedges
As of August 31, 2025, all of the Company’s interest rate swap and cross-currency interest rate swap derivative financial instruments are designated and qualify as cash flow hedges. The Company formally documents the hedging relationships for its derivative instruments that qualify for hedge accounting.

PRICESMART, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
The following table summarizes agreements for which the Company has recorded cash flow hedge accounting for the twelve months ended August 31, 2025:

Entity	Date Entered into	Derivative Financial Counter- party	Derivative Financial Instruments	Initial US$ Notional Amount	US$ Loan Held With	Floating Leg (swap counter-party)	Fixed Rate for PSMT Subsidiary	Settlement Dates	Effective Period of swap
Colombia subsidiary	25-Nov-24	Citibank, N.A. ("Citi")	Cross currency interest rate swap	$18,700,000	PriceSmart, Inc.	6.00%	10.91%	27th day of each November, February, May and August beginning on February 27, 2025	November 27, 2024 - November 27, 2027
Colombia subsidiary	15-Nov-24	Citibank, N.A. ("Citi")	Cross currency interest rate swap	$10,000,000	PriceSmart, Inc.	3.00%	7.61%	17th day of each February, May, August and November beginning on February 18, 2025	November 18, 2024 - November 17, 2026
Colombia subsidiary	19-Sep-24	Citibank, N.A. ("Citi")	Cross currency interest rate swap	$12,500,000	PriceSmart, Inc.	4.00%	9.15%	24th day of each September, December, March and June beginning on December 24, 2024	September 24, 2024 - September 24, 2029
Colombia subsidiary	30-Nov-23	Citibank, N.A. ("Citi")	Cross currency interest rate swap	$10,000,000	PriceSmart, Inc.	5.00%	11.27%	30th day of each November, May, August and 28th day of each February (except in case of a leap year, 29th day of each February) beginning on February 29, 2024	November 30, 2023 - November 30, 2026
Colombia subsidiary	12-Apr-23	Citibank, N.A. ("Citi")	Cross currency interest rate swap	$10,000,000	PriceSmart, Inc.	4.00%	11.40%	11th day of each July, October, January and April, beginning on July 11, 2023	April 12, 2023 - April 11, 2028
Colombia subsidiary	3-May-22	Citibank, N.A. ("Citi")	Cross currency interest rate swap	$10,000,000	PriceSmart, Inc.	3.00%	9.04%	3rd day of each May, August, November and February, beginning on August 3, 2022	May 3, 2022 - May 3, 2027
SD Property Managers, LLC	16-Jun-25	Fifth Third Bank, National Association	Interest rate swap	$12,500,000	Fifth Third Bank, National Association	Variable rate 1-month SOFR	4.02%	1st day of each month beginning on July 1, 2025	June 16, 2025 - June 16, 2035
Panama subsidiary	11-Jul-24	Bank of Nova Scotia ("Scotiabank")	Interest rate swap	$16,500,000	Bank of Nova Scotia	3-month SOFR with a 2.95% floor	4.43%	1st day of each March, June, September and December beginning June 3, 2024	February 29, 2024 - March 1, 2029
PriceSmart, Inc.	07-Nov-16	U.S. Bank, N.A. ("U.S. Bank") successor to Union Bank, N.A.	Interest rate swap	$35,700,000	U.S. Bank	Variable rate 3-month SOFR plus 1.70%	3.65%	1st day of each month beginning on April 1, 2017	March 1, 2017 - March 1, 2027

PRICESMART, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
For the twelve-month periods ended August 31, 2025, 2024 and 2023, the Company included the gain or loss on the hedged items (that is, variable-rate borrowings) in the same line item—interest expense—as the offsetting gain or loss on the related interest rate swaps as follows (in thousands):

Income Statement Classification	Interest expense on borrowings(1)	Cost of swaps(2)	Total
Interest expense for the year ended August 31, 2025	$3,473	$3,088	$6,561
Interest expense for the year ended August 31, 2024	$4,784	$2,354	$7,138
Interest expense for the year ended August 31, 2023	$4,630	$1,205	$5,835
(1)This amount is representative of the interest expense recognized on the underlying hedged transactions.
(2)This amount is representative of the interest expense recognized on the interest rate swaps and cross-currency swaps designated as cash flow hedging instruments.
The total notional balance of the Company’s pay-fixed/receive-variable interest rate swaps and cross-currency interest rate swaps was as follows (in thousands):

Floating Rate Payer (Swap Counterparty)	Notional Amount as of
	August 31, 2025	August 31, 2024
U.S. Bank	$27,519	$28,794
Fifth Third Bank, National Association	12,500	—
Citibank N.A.	71,200	72,270
Scotiabank	16,337	16,500
Total	$127,556	$117,564
Derivatives listed on the table below were designated as cash flow hedging instruments. The table summarizes the effect of the fair value of interest rate swap and cross-currency interest rate swap derivative instruments that qualify for derivative hedge accounting and its associated tax effect on accumulated other comprehensive income/(loss) (in thousands):

Derivatives designated as cash flow hedging instruments	Balance Sheet Classification	August 31, 2025			August 31, 2024
		Fair Value	Net Tax Effect	Net OCI	Fair Value	Net Tax Effect	Net OCI
Cross-currency interest rate swaps	Other current assets	$—	$—	$—	$4,030	$(1,411)	$2,619
Cross-currency interest rate swaps	Other non-current assets	—	—	—	259	(90)	169
Cross-currency interest rate swaps	Other current liabilities	—	—	—	(1,179)	413	(766)
Cross-currency interest rate swaps	Other long-term liabilities	(5,381)	1,884	(3,497)	(1,778)	622	(1,156)
Interest rate swaps	Other non-current assets	701	(157)	544	1,223	(274)	949
Interest rate swaps	Other long-term liabilities	(815)	207	(608)	(322)	90	(232)
Net fair value of derivatives designated as hedging instruments		$(5,495)	$1,934	$(3,561)	$2,233	$(650)	$1,583

PRICESMART, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
Fair Value Instruments
From time to time the Company enters into non-deliverable forward foreign-exchange contracts. These contracts are treated for accounting purposes as fair value contracts and do not qualify for derivative hedge accounting. The use of non-deliverable forward foreign-exchange contracts is intended to offset changes in cash flow attributable to currency exchange movements. These contracts are intended primarily to economically hedge exposure to U.S. dollar merchandise inventory expenditures made by the Company’s international subsidiaries whose functional currency is other than the U.S. dollar.
The following table summarizes the non-deliverable forward foreign exchange contracts that are open as of August 31, 2025:

Financial Derivative (Counterparty)	Subsidiary	Dates Entered into (Range)	Derivative Financial Instrument	Total Notional Amounts (in thousands)	Settlement Dates (Range)
Citibank, N.A. ("Citi")	Colombia	20-Feb-2025 - 15-Aug-2025	Forward foreign exchange contracts (USD)	$19,000	25-Sep-2025 - 25-Feb-2026
Forward derivative gains and (losses) on non-deliverable forward foreign-exchange contracts are included in Other income (expense), net in the consolidated statements of income in the period of change, but the amounts were immaterial for the twelve months ended August 31, 2025, 2024 and 2023.
NOTE 14 – RELATED-PARTY TRANSACTIONS
Relationships with Edgar Zurcher: Mr. Zurcher, a director of the Company, is also a director of a company that owns 40% of Payless ShoeSource Holdings, Ltd., which rents retail space from the Company. The Company recorded approximately $708,000, $632,000, and $718,000 in rental income for this space during the fiscal years ended 2025, 2024 and 2023. Additionally, Mr. Zurcher is a director of Molinos de Costa Rica S.A. The Company paid approximately $1.7 million for products purchased from this entity for the fiscal years ended August 31, 2025 and August 31, 2024, and $1.9 million for the fiscal year ended August 31, 2023.
Relationships with Price Family Charitable Organizations: During the years ended August 31, 2025, 2024 and 2023, the Company sold approximately $337,000, $336,000 and $1.0 million, respectively, of supplies to Price Philanthropies Foundation. Robert Price, Chairman of the Company's Board of Directors and Interim Chief Executive Officer of the Company for fiscal year 2025, is the Chairman of the Board and President of the Price Philanthropies Foundation. Sherry S. Bahrambeygui, a director of the Company, serves as a director of the Board of the Price Philanthropies Foundation. Jeffrey R. Fisher, a director of the Company, serves as the Chief Financial Officer and as a director of the Board of the Price Philanthropies Foundation. David Price, a director and the Executive Vice President and Chief Transformation Officer of the Company for fiscal year 2025, serves as a Vice President and a Vice Chair of the Board of the Price Philanthropies Foundation.
Relationships with PriceSmart Foundation: During the year ending August 31, 2024, the Company donated a contribution of $150,000 to PriceSmart Foundation. At August 31, 2024, David Price was a director and the Executive Vice President and Chief Transformation Officer of the Company and served as the President of PriceSmart Foundation. Francisco Velasco was Executive Vice President – Chief Legal Officer, Chief Risk & Compliance Officer and Secretary of the Company and served as a member of the board of PriceSmart Foundation. Jeffrey R. Fisher, a director of the Company, served as the Chief Financial Officer of PriceSmart Foundation. Patricia Márquez, a director of the Company, served as a member of the board of PriceSmart Foundation.

PRICESMART, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
Relationship with Golf Park Plaza, S.A.: Golf Park Plaza, S.A. is a real estate joint venture located in Panama, entered by the Company in 2008 (see Note 15 - Unconsolidated Affiliate). On December 12, 2013, the Company entered into a lease agreement for approximately 17,976 square feet (1,670 square meters) of land with Golf Park Plaza, S.A. upon which the Company constructed its central offices in Panama. The lease term is for 15 years with three options to renew for five years each at the Company's discretion. On July 14, 2017, the Company entered into a lease agreement for approximately 2,992 square feet (278 square meters) of a building with Golf Park Plaza, S.A. for warehouse storage space. The agreement was renewed for an additional five years during fiscal year 2022. Combined, the Company recognized $140,000 in rent expense for each of the fiscal years ended August 31, 2025, August 31, 2024 and August 31, 2023.
Relationship with La Jolla Aviation: Robert E. Price owns La Jolla Aviation, Inc., a company that PriceSmart employees use for travel. The Company incurred approximately $210,000 and $400,000 in travel expenses for travel provided by La Jolla Aviation for the fiscal years ended August 31, 2025 and 2024, respectively. Jeffrey R. Fisher, a director of the Company, previously served as Secretary and Chief Financial Officer of La Jolla Aviation, including during fiscal year 2024. However, he does not currently hold any positions at La Jolla Aviation.
Relationship with Robert Price: On February 3, 2023, Robert E. Price, a Company founder and Chairman of the Board of Directors, became Interim Chief Executive Officer. Mr. Price elected not to receive compensation for his role as Interim Chief Executive Officer. Therefore, the financial statements do not include compensation charges for his services. We have estimated the fair value of these services, based on a number of factors, to be approximately $5.1 million on an annual basis. On August 31, 2025, Robert Price officially stepped down as Interim Chief Executive Officer and David Price became Chief Executive Officer of the Company as of September 1, 2025.
NOTE 15 – UNCONSOLIDATED AFFILIATES
The Company determines whether the joint venture in which it has made investments in is a Variable Interest Entity (“VIE”) at the start of each new venture and if a reconsideration event has occurred. At this time, the Company also considers whether it must consolidate a VIE and/or disclose information about its involvement in a VIE. A reporting entity must consolidate a VIE if that reporting entity has the power to direct the VIE’s activities that most significantly impact the VIE’s economic performance and has the obligation to absorb losses of the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE. The reporting entity that consolidates a VIE is called the primary beneficiary of that VIE.
In 2008, the Company entered into a real estate joint venture to jointly own and operate separate commercial retail centers adjacent to the warehouse club in Panama (GolfPark Plaza, S.A.). Due to the initial nature of the joint venture and the continued commitments for additional financing, the Company determined the joint venture is a VIE. Since all rights, obligations and the power to direct the activities of the VIE that most significantly impact the VIE's economic performance is shared equally by both parties within the joint venture, the Company has determined that it is not the primary beneficiary of the VIE and, therefore, has accounted for this entity under the equity method. Under the equity method, the Company's investments in unconsolidated affiliates are initially recorded as an investment in the stock of an investee at cost and are adjusted for the carrying amount of the investment to recognize the investor's share of the earnings or losses of the investee after the date of the initial investment.
On December 12, 2013, the Company entered into a lease agreement for approximately 17,976 square feet (1,670 square meters) of land with Golf Park Plaza, S.A. upon which the Company constructed its central offices in Panama. Construction of the offices was completed in October 2014. The lease term is for 15 years with three options to renew for five years each at the Company's discretion. On July 14, 2017, the Company entered into a lease agreement for approximately 2,992 square feet (278 square meters) of a building with Golf Park Plaza, S.A. for warehouse storage space. The agreement was renewed for an additional five years during fiscal year 2022. Combined, the Company recognized $140,000 in rent expense for each of the fiscal years ended August 31, 2025, August 31, 2024, and August 31, 2023.

PRICESMART, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
The table below summarizes the Company’s interest in this VIE and the Company’s maximum exposure to loss as a result of its involvement with this VIE as of August 31, 2025 (in thousands):

Entity	% Ownership	Initial Investment	Additional Investments	Net Loss Inception to Date	Company’s Variable Interest in Entity	Commitment to Future Additional Investments (1)	Company's Maximum Exposure to Loss in Entity (2)
GolfPark Plaza, S.A.	50%	$4,616	$2,402	$(129)	$6,889	$99	$6,988
(1)    The parties intend to seek alternate financing for the project, which could reduce the amount of investments each party would be required to provide. The parties may mutually agree on changes to the project, which could increase or decrease the amount of contributions each party is required to provide.
(2)    The maximum exposure is determined by adding the Company’s variable interest in the entity and any explicit or implicit arrangements that could require the Company to provide additional financial support.
The summarized financial information of the unconsolidated affiliates is as follows (in thousands):

	August 31, 2025	August 31, 2024
Current assets	$1,858	$1,641
Non-current assets	$2,822	$3,009
Current liabilities	$168	$151

	Years Ended August 31,
	2025	2024	2023
PriceSmart’s share of the net gain (loss) of unconsolidated affiliates	$6	$66	$(55)
NOTE 16 – SEGMENTS
The Company and its subsidiaries are principally engaged in the international operation of membership shopping in 56 warehouse clubs located in 12 countries and one U.S. territory that are located in Central America, the Caribbean and Colombia. In addition, the Company operates distribution centers and corporate offices in the United States. The Company has aggregated its warehouse clubs, distribution centers and corporate offices into reportable segments. The Company’s reportable segments are based on management’s organization of these locations into operating segments by general geographic location, which are used by management in setting up management lines of responsibility, providing support services, and making operational decisions and assessments of financial performance. Segment amounts are presented after converting to U.S. dollars and consolidating eliminations. Certain revenues, operating costs and inter-company charges included in the United States segment are not allocated to the segments within this presentation, as it is impractical to do so, and they appear as reconciling items to reflect the amount eliminated on consolidation of intersegment transactions. From time to time, the Company revises the measurement of each segment's operating income and net income, including certain corporate overhead allocations, and other measures as determined by the information regularly reviewed by management. When the Company does so, the previous period amounts and balances are reclassified to conform to the current period's presentation.
The group composed of the Company’s (i) Chief Executive Officer, (ii) Chief Operating Officer, and (iii) Chief Financial Officer functions as the Company’s Chief Operating Decision Maker ("CODM"). The Company’s CODM manages business operations and evaluates the performance of each segment based on the operating income (loss) of the segment and net income. The CODM considers actual performance relative to expectations, and growth potential to determine the appropriate allocation of resources to each segment.

PRICESMART, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
The following tables summarize by segment certain revenues, significant expense categories, operating costs and balance sheet items regularly provided to the CODM, (in thousands):

	United States Operations	Central American Operations	Caribbean Operations(1)	Colombia Operations	Reconciling Items(2)	Total
Year Ended August 31, 2025
Revenue from external customers	$15,548	$3,192,159	$1,443,074	$619,313	$—	$5,270,094
Intersegment revenues	1,986,399	34,200	7,490	6,493	(2,034,582)	—
Total revenues	2,001,947	3,226,359	1,450,564	625,806	(2,034,582)	5,270,094

Less (3):
Cost of goods sold	14,364	2,632,429	1,187,006	521,923	—	4,355,722
Intersegment cost of goods sold	1,904,809	33,507	6,620	6,345	(1,951,281)	—
Warehouse club and other operations	—	286,736	143,332	68,341	—	498,409
General and administrative (4)	179,696	3,447	134	176	—	183,453
Intersegment reimbursement of expenses	(78,521)	53,652	24,436	433	—	—
Operating income (loss)	(18,401)	216,588	89,036	28,588	(83,301)	232,510
Interest income from external sources	1,557	6,262	2,100	220	—	10,139
Interest income from intersegment sources	5,656	6,955	398	—	(13,009)	—
Interest expense from external sources	(1,218)	(3,134)	(1,955)	(5,208)	—	(11,515)
Interest expense from intersegment sources	(4,688)	(2,865)	(2,095)	(3,358)	13,006	—
Provision for income taxes	(19,723)	(29,601)	(6,766)	(2,527)	—	(58,617)
Other segment items (5)	(1,870)	(5,936)	(15,364)	(1,460)	—	(24,630)
Net income (loss)	$(38,687)	$188,269	$65,354	$16,255	$(83,304)	$147,887

Depreciation, property and equipment	(7,751)	(45,111)	(22,527)	(12,772)	—	(88,161)
Long-lived assets (other than deferred tax assets)	90,663	659,756	262,543	197,268	—	1,210,230
Goodwill	8,981	24,254	10,003	—	—	43,238
Investment in unconsolidated affiliates	—	6,889	—	—	—	6,889
Total assets	300,177	1,147,392	534,654	286,934	—	2,269,157
Capital expenditures, net	27,477	78,241	39,488	8,925	—	154,131

Year Ended August 31, 2024
Revenue from external customers	$39,438	$2,965,772	$1,352,030	$556,658	$—	$4,913,898
Intersegment revenues	1,759,335	31,101	5,641	4,815	(1,800,892)	—
Total revenues	1,798,773	2,996,873	1,357,671	561,473	(1,800,892)	4,913,898

Less (3):
Cost of goods sold	37,484	2,448,195	1,111,804	469,491	—	4,066,974
Intersegment cost of goods sold	1,685,054	30,385	5,676	4,719	(1,725,834)	—
Warehouse club and other operations	—	265,157	133,723	67,577	—	466,457
General and administrative (4)	156,260	2,323	821	119	—	159,523
Intersegment reimbursement of expenses	(102,331)	67,327	30,772	4,232	—	—
Operating income	22,306	183,486	74,875	15,335	(75,058)	220,944
Interest income from external sources	2,382	7,291	1,175	201	—	11,049
Interest income from intersegment sources	4,618	4,020	376	—	(9,014)	—
Interest expense from external sources	(1,118)	(2,843)	(2,719)	(6,279)	—	(12,959)
Interest expense from intersegment sources	(2,261)	(3,531)	(1,154)	(2,103)	9,049	—
Provision for income taxes	(20,961)	(31,761)	(8,880)	(1,016)	—	(62,618)
Other segment items (5)	153	(8,545)	(7,235)	(1,914)	—	(17,541)
Net income	$5,119	$148,117	$56,438	$4,224	$(75,023)	$138,875

Depreciation, property and equipment	(5,963)	(42,990)	(19,607)	(14,051)	—	(82,611)
Long-lived assets (other than deferred tax assets)	72,727	614,382	224,019	199,404	—	1,110,532
Goodwill	8,981	24,193	10,023	—	—	43,197
Investment in unconsolidated affiliates	—	6,882	—	—	—	6,882
Total assets	220,076	1,065,493	451,265	285,860	—	2,022,694
Capital expenditures, net	10,591	108,506	38,777	13,668	—	171,542

PRICESMART, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year Ended August 31, 2023
Revenue from external customers	$31,741	$2,671,083	$1,269,307	$439,711	$—	$4,411,842
Intersegment revenues	1,538,589	27,709	5,621	4,466	(1,576,385)	—
Total revenues	1,570,330	2,698,792	1,274,928	444,177	(1,576,385)	4,411,842

Less (3):
Cost of goods sold	30,157	2,210,719	1,043,239	368,396	—	3,652,511
Intersegment cost of goods sold	1,472,335	27,186	5,522	4,376	(1,509,419)	—
Warehouse club and other operations	—	240,213	125,291	51,768	—	417,272
General and administrative (4)	134,632	1,224	214	889	—	136,959
Intersegment reimbursement of expenses	(102,906)	62,716	29,771	10,419	—	—
Reserve for AMT settlement	—	7,179	—	—	—	7,179
Separation costs associated with Chief Executive Officer departure	7,747	—	—	—	—	7,747
Asset impairment and closure costs	479	877	4,302	—	—	5,658
Operating income	27,886	148,678	66,589	8,329	(66,966)	184,516
Interest income from external sources	3,604	3,977	2,135	155	—	9,871
Interest income from intersegment sources	2,454	1,603	253	—	(4,310)	—
Interest expense from external sources	(1,165)	(2,664)	(3,251)	(3,940)	—	(11,020)
Interest expense from intersegment sources	(75)	(1,258)	(1,041)	(1,939)	4,313	—
(Provision) benefit for income taxes	(23,283)	(28,045)	(9,873)	1,250	—	(59,951)
Other segment items (5)	540	(5,975)	(7,599)	(1,177)	—	(14,211)
Net income	$9,961	$116,316	$47,213	$2,678	$(66,963)	$109,205

Depreciation, property and equipment	(5,482)	(37,053)	(19,188)	(10,210)	—	(71,933)
Amortization, Intangibles	(765)	—	—	—	—	(765)
Long-lived assets (other than deferred tax assets)	71,919	566,139	210,000	205,295	—	1,053,353
Goodwill	8,981	24,083	10,046	—	—	43,110
Investment in unconsolidated affiliates	—	10,479	—	—	—	10,479
Total assets	302,115	995,881	425,145	282,467	—	2,005,608
Capital expenditures, net	10,204	79,526	24,234	29,948	—	143,912
(1)Management considers its club in the U.S. Virgin Islands to be part of its Caribbean operations.
(2)The reconciling items reflect the amount eliminated on consolidation of intersegment transactions.
(3)The significant expense categories and amounts align with the segment-level information that is regularly provided to the chief operating decision maker.
(4)General and administrative expenses include pre-opening expenses and loss on disposal of assets.
(5)Other segment items include other expense, net and income (loss) of unconsolidated affiliates.
NOTE 17 – SUBSEQUENT EVENTS
The Company has evaluated all events subsequent to the balance sheet date as of August 31, 2025 through the date of issuance of these consolidated financial statements and has determined that there are no subsequent events that require disclosure.

Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities
The Company's common stock has been quoted and traded on the NASDAQ Global Select Market under the symbol “PSMT” since September 2, 1997. As of October 24, 2025, there were approximately 354 holders of record of the common stock. This number does not include beneficial owners whose shares were held in street name.

	Dates		Stock Price
	From	To	High	Low
2025 FISCAL QUARTERS
First Quarter	9/1/2024	11/30/2024	$94.82	$82.00
Second Quarter	12/1/2024	2/28/2025	99.23	81.66
Third Quarter	3/1/2025	5/31/2025	108.54	81.25
Fourth Quarter	6/1/2025	8/31/2025	114.01	99.98

2024 FISCAL QUARTERS
First Quarter	9/1/2023	11/30/2023	$81.41	$61.82
Second Quarter	12/1/2023	2/29/2024	84.93	67.48
Third Quarter	3/1/2024	5/31/2024	87.99	77.86
Fourth Quarter	6/1/2024	8/31/2024	92.76	77.51
Recent Sales of Unregistered Securities
In September 2022, the Company issued restricted stock awards (RSAs) and performance stock units (PSUs) covering 156,225 shares of the Company’s common stock, $0.0001 par value per share. The RSAs and PSUs were issued from the pool of shares available for issuance under the Company’s Amended and Restated 2013 Equity Incentive Award Plan, as amended. The securities were exempt from registration under the Securities Act of 1933, as amended (the "Securities Act") in reliance upon Section 4(a)(2) of the Securities Act as transactions not involving any public offering. The recipients of the securities in each of these transactions are accredited investors, and appropriate legends were placed upon the stock certificates issued in these transactions. All recipients had adequate access, through their relationships with us, to information about the Company. Resale of these shares by the holders has since been registered under the Securities Act.

The graph below matches PriceSmart, Inc.'s cumulative 5-year total shareholder return on common stock with the cumulative total returns of the NASDAQ Composite index and the NASDAQ Retail Trade index. The graph tracks the performance of a $100 investment in our common stock and in each index (with the reinvestment of all dividends) from 8/31/2020 to 8/31/2025.

The stock price performance included in this graph is not necessarily indicative of future stock price performance.

Dividends

Declared	Amount	First Payment			Second Payment
		Record Date	Date Paid	Amount	Record Date	Date Paid	Amount
2/3/2023	$0.92	2/16/2023	2/28/2023	$0.46	8/15/2023	8/31/2023	$0.46
2/1/2024	$1.16	2/15/2024	2/29/2024	$0.58	8/15/2024	8/30/2024	$0.58
4/3/2024	$1.00	4/19/2024	4/30/2024	$1.00	N/A	N/A	N/A
2/6/2025	$1.26	2/18/2025	2/28/2025	$0.63	8/15/2025	8/29/2025	$0.63
On February 6, 2025, the Company's Board of Directors declared an annual cash dividend in the total amount of $1.26 per share, with $0.63 per share paid on February 28, 2025 to stockholders of record as of February 18, 2025 and $0.63 per share paid on August 29, 2025 to stockholders of record as of August 15, 2025. The declaration of future dividends (ongoing or otherwise), if any, the amount of such dividends, and the establishment of record and payment dates is subject to final determination by the Board of Directors at its discretion after its review of the Company’s financial performance and anticipated capital requirements, taking into account the uncertain macroeconomic conditions on our results of operations and cash flows.
Repurchase of Equity Securities
Upon vesting of restricted stock awarded by the Company to employees, the Company repurchases shares and withholds an amount of the repurchase payment to cover employees’ tax withholding obligations.
The following table sets forth information on our common stock repurchase activity for fiscal year 2025 (dollars in thousands, except per share data):

Period	Total Number of Shares Purchased	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Dollar Value of Shares That May Yet Be Purchased Under the Plans or Programs
September 1, 2024 - September 30, 2024	—	$—	—	N/A
October 1, 2024 - October 31, 2024	35,893	91.70	—	N/A
November 1, 2024 - November 30, 2024	—	—	—	N/A
December 1, 2024 - December 31, 2024	—	—	—	N/A
January 1, 2025 - January 31, 2025	27,198	90.45	—	N/A
February 1, 2025 - February 28, 2025	—	—	—	N/A
March 1, 2025 - March 31, 2025	466	88.82	—	N/A
April 1, 2025 - April 30, 2025	832	100.26	—	N/A
May 1, 2025 - May 31, 2025	—	—	—	N/A
June 1, 2025 - June 30, 2025	—	—	—	N/A
July 1, 2025 - July 31, 2025	561	106.25	—	N/A
August 1, 2025 - August 31, 2025	7,334	108.06	—	N/A
Total	72,284	$93.08	—	N/A

ADDITIONAL INFORMATION
Corporate Offices
9797 Aero Drive, Suite 100
San Diego, CA 92123
(858) 404-8800
Stock Exchange Listing
NASDAQ Global Select Market
Stock Symbol: PSMT
Annual Meeting
Thursday, February 5, 2026
Held via live audio and webcast
Transfer Agent
Computershare Inc.
462 South 4th Street, Suite 1600
Louisville, KY, 40202
Telephone: (888) 867-6003
TDD for Hearing Impaired: (800) 490-1493
Outside U.S.: (201) 680-6578
Independent Registered Public Accounting Firm
Ernst & Young U.S. LLP
4365 Executive Drive, Suite 1600
San Diego, CA 92121
PriceSmart's annual reports to the Securities and Exchange Commission on Form 10-K and any quarterly reports on Form 10-Q, as amended, will be provided free of charge upon written request to Investor Relations, PriceSmart, Inc., 9797 Aero Drive, Suite 100, San Diego, CA 92123. Internet users can access PriceSmart's web site at https://investors.pricesmart.com.

DIRECTORS & OFFICERS OF PRICESMART, INC.
As of December 19, 2025

Robert E. Price	Executive Chairman
David R. Snyder	Vice Chairman & Lead Independent Director
Sherry S. Bahrambeygui	Director
Jeffrey R. Fisher	Director
Gordon H. Hanson	Director
Beatriz V. Infante	Director
Leon C. Janks	Director
Patricia Márquez	Director
David N. Price	Director
John D. Thelan	Director
Edgar Zurcher	Director

David N. Price	Chief Executive Officer
John D. Hildebrandt	President & Chief Operating Officer
Gualberto Hernandez	Executive Vice President & Chief Financial Officer
Francisco Velasco	Executive Vice President – Chief Legal Officer, Chief Risk & Compliance Officer, and Registered In-House Counsel
Rodrigo Calvo	Executive Vice President – Real Estate & Construction
Paul Kovaleski	Executive Vice President – Chief Merchandising Officer
Diana Pacheco	Executive Vice President – People Organization
Wayne Sadin	Executive Vice President – Chief Information Officer
Christopher Souhrada	Executive Vice President – Club Operations
Jesus Von Chong	Executive Vice President – Regional Merchandising

Ana Luisa Bianchi	Senior Vice President – U.S. Business to Business Exports
Guadalupe Cefalu	Senior Vice President – Financial Planning & Analysis
Derek Shane Christensen	Senior Vice President – Government Affairs and Sustainability
Juliana Correa	Senior Vice President – Membership, Marketing & Communications
Eduardo Franceschi	Senior Vice President – Regional Operations
Lawrence Hack	Senior Vice President – IT Shared Services
Robert Johnson	Senior Vice President – IT Service Delivery
Patricia M. Klassen	Senior Vice President – Deputy General Counsel & Corporate Secretary
Dhanraj Mahabir	Senior Vice President – Supply Chain Management
Hana Nizel	Senior Vice President – Merchandising Fresh Foods
Atul Patel	Senior Vice President – Treasurer
Rafael Rodriguez	Senior Vice President – Logistics & Distribution
Laura Santana	Senior Vice President – Information Technology
Eric Torres	Senior Vice President – Facilities Maintenance & Equipment
Marco Torres	Senior Vice President – Regional Operations
Juan Pablo Valdés	Senior Vice President – General Manager
Pedro Vera	Senior Vice President – Regional Operations
John Wang	Senior Vice President – Payment Solutions

Alma Adajar-Aban	First Vice President – Internal Audit & Controls
Adriana Betancur	First Vice President – Buying
Sergio Cuevas	First Vice President – Construction
David Hahn	First Vice President – IT Client Services Logistics
Michael Hill	First Vice President – Security, Infrastructure & Reliability
Terrance Mahon	First Vice President – People Organization
Dennis Palma	First Vice President – U.S. Business to Business Exports
Eric Vogtlander	First Vice President – Merchandising Non-Foods

Briana Anderson	Vice President – Buying Non-Foods
Osvin M. Angel	Vice President – Operations Business Support
Sharon Benor	Vice President – People Organization
Alexa Bodden	Vice President – Club Member Services
Alonso Castro	Vice President – Legal
Gustavo Camacho	Vice President – Wellness
Jake Cooper	Vice President – Financial Reporting & Tax
Jonathan Darcangelo	Vice President – Other Business
Andrea De Lima	Vice President – Regional Counsel
Daniel Fairbanks	Vice President – Private Label
Tara Kisto	Vice President – Operations
Lorely Marte	Vice President – Payments
Roberto Mateu	Vice President – IT Business Operations
Daniel Meder	Vice President – Digital Commerce
Samantha Mejia	Vice President – Logistics, Planning, Process & Optimization
Kelly Orme	Vice President – Buying Non-Foods
Meshach Ramkissoon	Vice President – Merchandising, Regional Fresh Foods
German Retana	Vice President – IT Client Services
Christina Santmyre	Vice President – Buying Non-Foods
Matthew Schiffer	Vice President – Transportation & US Distribution
Dhanush Singh	Vice President – Operations
Thuy Van	Vice President – IT Client Services
Guy Zavodny	Vice President – Corporate Foods